   As filed with the Securities and Exchange Commission on February 10, 2005


                                           Commission File Nos. 811-21620

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]


               Pre-Effective Amendment No. 1                              [X]

               Post-Effective Amendment No.                               [ ]

                                       and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

               Amendment No.                                              [ ]


                    CILCONY Variable Annuity Separate Account
                           (Exact Name of Registrant)

                    Chase Insurance Life Company of New York
                               (Name of Depositor)


         153 W. 51st Street, New York, New York                      10019
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

      Depositor's Telephone Number, including Area Code:         (212) 373-1227

                          Kenneth B. Terwilleger, Esq.
                              2500 Westfield Drive
                           Elgin, Illinois 60123-7836
                     (Name and Address of Agent for Service)

                                   Copies To:


        Haroula K. Ballas, Esq.                    Joan E. Boros, Esq.
         JPMorgan Chase & Co.                        Jorden Burt LLP
    1 Chase Manhattan Plaza, Fl 25         1025 Thomas Jefferson Street, N.W.
          New York, NY 10081                           Suite 400E
                                                 Washington, D.C. 20007


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Title of Securities Being Registered:

Variable portion of individual flexible premium fixed and variable deferred annuity contracts.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 PROSPECTUS FOR
                    CHASE INSURANCE LIFE COMPANY OF NEW YORK
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                 INDIVIDUAL FLEXIBLE PREMIUM FIXED AND VARIABLE
                           DEFERRED ANNUITY CONTRACTS
--------------------------------------------------------------------------------
                      CHASE INSURANCE VARIABLE ANNUITY(SM)
                                    Issued By
                    CILCONY VARIABLE ANNUITY SEPARATE ACCOUNT
                                       and
                    CHASE INSURANCE LIFE COMPANY OF NEW YORK

     This Prospectus describes Flexible Premium Fixed and Variable Deferred Annuity Contracts (the "Contract(s)") offered by Chase Insurance Life Company of New York ("CILCONY"). The Contract is designed to provide annuity benefits for retirement that may or may not qualify for certain federal tax advantages. The Contracts may be purchased by natural persons or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval.

     You may allocate Purchase Payments to one or more of the Subaccount options and to the Dollar Cost Averaging Fixed Account. The Contract currently offers ten variable options, each of which is a Subaccount of CILCONY Variable Annuity Separate Account. Currently, you may choose among Subaccounts that invest in the following Portfolios:


..    One Group Investment Trust:

     .    One Group(R) Investment Trust Bond Portfolio
     .    One Group(R) Investment Trust Government Bond Portfolio
     .    One Group(R) Investment Trust Balanced Portfolio
     .    One Group(R) Investment Trust Large Cap Growth Portfolio
     .    One Group(R) Investment Trust Equity Index Portfolio
     .    One Group(R) Investment Trust Diversified Equity Portfolio
     .    One Group(R) Investment Trust Mid Cap Growth Portfolio
     .    One Group(R) Investment Trust Diversified Mid Cap Portfolio
     .    One Group(R) Investment Trust Mid Cap Value Portfolio

..    Dreyfus Variable Investment Fund ("Dreyfus VIF"):

     .    Dreyfus VIF Money Market Portfolio

     Subaccounts and Portfolios may be added or deleted in the future. Contract values allocated to any of the Subaccounts vary, reflecting the investment experience of the selected Subaccounts.

     The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and are not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.


     This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling 1-866-730-1309. A table of contents for the SAI appears on page SAI 1. You may also find this Prospectus and other information about the Separate Account required to be filed with the Securities and Exchange Commission ("SEC") at the SEC's web site at http://www.sec.gov.


     The date of this Prospectus is February 10, 2005


     The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
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                                                                            Page
                                                                            ----
DEFINITIONS                                                                   3

SUMMARY                                                                       5

SUMMARY OF EXPENSES                                                           6

CONDENSED FINANCIAL INFORMATION                                               9

CILCONY, THE SEPARATE ACCOUNT AND THE FUNDS                                   9

THE DOLLAR COST AVERAGING FIXED ACCOUNT                                      12

THE CONTRACTS                                                                12

CONTRACT CHARGES AND EXPENSES                                                22

THE ANNUITY PERIOD                                                           25

FEDERAL INCOME TAXES                                                         30

DISTRIBUTION OF CONTRACTS                                                    37

VOTING RIGHTS                                                                37

REPORTS TO CONTRACT OWNERS AND INQUIRIES                                     37

LEGAL MATTERS                                                                37

SPECIAL CONSIDERATIONS                                                       37

AVAILABLE INFORMATION                                                        38

LEGAL PROCEEDINGS                                                            38

TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION                       38

FINANCIAL STATEMENTS                                                         38

APPENDIX                                                                     39

                                   DEFINITIONS

     The following terms, as used in this Prospectus, have the indicated meanings:

     Accumulation Period--The period between the Issue Date and the Annuity
Date.

     Accumulation Unit--An accounting unit of measure used to calculate the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

     Annuitant--The person during whose lifetime the Fixed Annuity or Variable Annuity is to be paid.

     Annuity Date--The date on which your Contract matures, and we begin to make annuity payments to you. The original Annuity Date you selected in your Contract application is stated in your Contract Schedule.

     Annuity Option--One of several forms in which you may elect to have annuity payments made to you after the Annuity Date.

     Annuity Period--The period starting on the Annuity Date during which we make annuity payments to you.

     Annuity Unit--An accounting unit of measure used to calculate the amount of Variable Annuity payments after the first annuity payment.

     Beneficiary--The person you designate or designated to receive any benefits under a Contract upon your death.


     Company ("we", "us", "our", "CILCONY")--(Chase Insurance Life Company of New York (Formerly known as Zurich Life Insurance Company of New York.)) Our home office is located at 153 W. 51st Street, New York, New York 10019. For Contract services, please write us at 2500 Westfield Drive, Elgin Illinois 60123
- 7836.


     Contract--A Flexible Premium, Fixed and Variable Deferred Annuity Contract.

     Contract Anniversary--An anniversary of the Issue Date.

     Contract Schedule--The schedule pages appearing at the beginning of your Contract.

     Contract Value--The sum of the Dollar Cost Averaging Fixed Account Contract Value, plus the Separate Account Contract Value, plus the value used to secure a loan (if available). Loans are available under certain Qualified Plan Contracts.

     Contract Year--A one-year period starting on the Issue Date and successive Contract Anniversaries.


     Dollar Cost Averaging Fixed Account--The General Account of CILCONY to which you may allocate all or a portion of Purchase Payments and Contract Value.


     Dollar Cost Averaging Fixed Account Contract Value--The (1) Purchase Payments allocated to the Dollar Cost Averaging Fixed Account; plus (2) interest credited; minus (3) withdrawals and withdrawal charges, if any; and minus (4) transfers on any Valuation Date.

     Fixed Annuity--An annuity payment plan, which does not vary in dollar amount with investment experience.

     Fund(s)--An investment company which provides the Portfolios available for investment by a Subaccount.

     General Account--Our assets other than those allocated to the Separate Account or any other separate account.

     Issue Date--The Issue Date is stated in your Contract Schedule.

     Non-Qualified Plan Contract--The Contract issued other than as a Qualified Plan Contract.

     Owner ("Contract Owner", "you", "your", "yours")--The party(s) named as Owner, unless later changed as provided in the Contract. When more than one person is named as Owner, the terms, "you," "your," and "yours" mean joint Owners.

     Payee--A recipient of periodic payments under the Contract.

     Portfolio--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets.

     Purchase Payment--The dollar amount we receive in U.S. currency to buy the benefits the Contract provides.

     Qualified Plan Contract--A Contract issued under a retirement plan which qualifies for favorable income tax treatment under Sections 401, 403, 408, 408A and 457 of the Internal Revenue Code, as amended.


     Separate Account--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the CILCONY Variable Annuity Separate Account.


     Separate Account Contract Value--The sum of the Subaccount Values on a Valuation Date.

     Subaccounts--The subdivisions of the Separate Account. Each Subaccount invests all of its assets in a specified Portfolio or Fund.

     Subaccount Value--The value of your interest in each Subaccount.

     Valuation Date--Each business day that we value the assets of the Separate Account. Currently, this is each day that the New York Stock Exchange is open for trading.

     Valuation Period--The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date.

     Variable Annuity--An annuity payment plan which varies in dollar amount because of Subaccount investment experience.

                                     SUMMARY

     Because this is a summary, it does not contain all of the information that may be important. Read the entire Prospectus before deciding to invest.

     The Contracts provide for investment on a tax-deferred basis and for annuity benefits. This Prospectus describes both Non-Qualified Plan Contracts and Qualified Plan Contracts.

     The minimum initial Purchase Payment is $2,000. For Purchase Payments that are part of a systematic investment program that we have approved, the minimum subsequent Purchase Payment is $100. Otherwise, the minimum subsequent Purchase Payment is $500. The maximum total Purchase Payments for a Contract is $1,000,000. (See "The Contracts," page 12.) We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. An initial allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $500. A subsequent allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $50.

     Allocations and transfers to the Dollar Cost Averaging Fixed Account are subject to other restrictions (see "The Contracts, A. General Information," page 12, and "Transfers during the Accumulation Period," page 15.)

     Variable accumulations and benefits are provided by crediting Purchase Payments to one or more Subaccounts that you select. Each Subaccount invests in a corresponding Portfolio.

     We guarantee that Purchase Payments allocated to the Dollar Cost Averaging Fixed Account earn not less than the minimum guaranteed rate. In our discretion, we may credit interest in excess of the minimum guaranteed rate. (See "Dollar Cost Averaging Program," page 17.)

     You bear the investment risk under the Contracts, unless you allocate your Contract Values to the Dollar Cost Averaging Fixed Account and are guaranteed to earn not less than the minimum guaranteed rate (see "Dollar Cost Averaging Program.")

     Transfers among Subaccounts are permitted before and after annuitization, subject to certain limitations. Transfers to the Dollar Cost Averaging Fixed Account are not permitted, and restrictions apply to amounts transferred from the Dollar Cost Averaging Fixed Account. (See "Transfers During the Accumulation Period" and "Transfers and Conversions During the Annuity Period, " pages 15 and 27, respectively.)
--

     We do not deduct sales charges from Purchase Payments. You may withdraw Contract Value subject to withdrawal charges and other specified conditions. The withdrawal charge ranges from 5% of Contract Value withdrawn during the first year to 0% after six years have elapsed. For the purpose of determining whether withdrawal charges apply to a withdrawal of Contract Value, a year begins on the first day of the calendar quarter during which each Purchase Payment is made. As explained below, certain amounts may be withdrawn free of the withdrawal charge. (See "Withdrawals During the Accumulation Period," page 19.) Total withdrawal charges will not exceed 9% of total Purchase Payments made over the life of the Contract.

     Each Contract Year, you may withdraw an amount of Contract Value free of withdrawal charge equal to 10% of the sum of (a) Contract Value on the date of the withdrawal and (b) previous partial withdrawals and withdrawal charges during the current Contract Year. The result is decreased by partial withdrawals made during the Contract Year that were not subject to withdrawal charges ("free withdrawal allowance").

     Withdrawals may be subject to income tax, a 10% penalty tax, and other tax consequences. Withdrawals from Qualified Plan Contracts may be limited by the terms of the plan or the Internal Revenue Code, as amended (the "Code"). (See "Federal Income Taxes," page 30.)

     The Contract may be purchased in connection with retirement plans qualifying under Sections 401, 403, 408, 408A and 457 of the Code including the following types of Qualified Plans: IRAs, SEP-IRAs, SIMPLE IRAs, Roth IRAs, HR-10 and Keogh Plans, Pension and Profit-Sharing Plans, Tax-Sheltered Annuities, and Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Contract is also available in connection with non-qualified deferred compensation plans. (See "Taxation of Annuities in General," page 30 and "Qualified Plans," page 33.)

     You may take loans against your Contract at any time prior to the Annuity Date if your Contract was issued under Sections 401(a) or 403(b) of the Code and your plan permits loans. (See "Contract Loans," page 20.)

     You may examine a Contract and return it to us for a refund during the "free look" period. The length of the free look period is 10 days from the date you receive the Contract. (See "The Contracts," page 12.) In addition, a special free look period applies in some circumstances to Contracts issued as an Individual Retirement Annuity ("IRA"), a Roth IRA or a Simplified Employee Pension.

                               SUMMARY OF EXPENSES
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     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes, if applicable, may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases
(as a percentage of Purchase Payments):          None
Maximum Withdrawal Charge/(1)/
(as a percentage of Contract Value withdrawn):      5%

During Year (beginning on the 1st day of the
      calendar quarter during which each       Withdrawal
         Purchase Payment is received)           Charge
--------------------------------------------   ----------
                 1                                5.00%

                 2                                4.00%

                 3                                3.00%

                 4                                3.00%

                 5                                2.00%

                 6                                1.00%

                 7 and thereafter                 0.00%

Maximum Transfer Fee:                            $  10/(2)/

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/(1)/ Each Contract Year, a Contract Owner may withdraw an amount of Contract
     Value free of withdrawal charge equal to 10% of the sum of (a) Contract Value on the date of the withdrawal and (b) previous partial withdrawals and withdrawal charges during the current Contract Year. The result is decreased by partial withdrawals made during the Contract Year that were not subject to withdrawal charges ("free withdrawal allowance").

     Total withdrawal charges will not exceed 9% of total Purchase Payments made over the life of the Contract. In certain circumstances we may reduce or waive the withdrawal charge. See "Withdrawal Charge."

/(2)/ We reserve the right to charge a fee of $10 for each transfer of Contract
     Value in excess of 12 transfers per Contract Year. See "Transfers During the Accumulation Period."

Qualified Plan Loan Interest Rates/(3)/

Loans not subject to ERISA --   5.50%
Loans subject to ERISA --       Moody's Corporate Bond Yield Average - Monthly
                                Average Corporates (rounded to nearest 0.25%)

----------
/(3)/ Loans are only available under certain qualified plans. Interest rate depends on whether plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The value securing the loan will earn interest at the loan interest rate reduced by not more than 2.5%. See "Contract Loans."

     The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average Separate Account Contract Value)

Mortality and Expense Risk Charge:        1.70%

Administrative Charge:                    0.15%
                                          ----

Total Separate Account Annual Expenses:   1.85%
                                          ====

     The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

                                                          Minimum   --   Maximum
                                                          -------        -------
Total Annual Fund Operating Expenses/(4)/
(expenses that are deducted from Fund assets,
including management fees, distribution (12b-1)
fees, and other expenses, prior to any fee waivers or
expense reimbursements)                                     .51%    --     .98%

----------
/(4)/ The expenses shown are for the year ended December 31, 2003, and do not reflect any fee waivers or expense reimbursements.

     The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds' expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through April 30, 2005. Other Funds have voluntary expense limitation policies that may be terminated at any time. The minimum and maximum Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are .51% and .95%, respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.

     THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                     EXAMPLE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses, and Fund fees and expenses.

     The Example assumes that you invest $10,000 in the Contract for the time periods indicated and takes into consideration the impact of withdrawals that may be made without incurring a withdrawal charge. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds prior to any fee waivers or expense reimbursements. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

     Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

     (1) If you surrender your Contract at the end of the applicable time period:

                1 year   3 years   5 years   10 years
                ------   -------   -------   --------
                 $754     $1,191    $1,737     $3,240

     (2) If you do not surrender your Contract at the end of the applicable time period:

                1 year   3 years   5 years   10 years
                ------   -------   -------   --------
                 $295       $904    $1,538     $3,240


     The costs set forth in the second example above would also apply if a Contract Owner were to annuitize the Contract at the end of the applicable time periods.


----------
     The fee table and example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The example does not include the deduction of state premium taxes, which, if applicable, may be assessed before or upon annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the example is not intended to be representative of past or future performance of any Subaccount.

                         CONDENSED FINANCIAL INFORMATION

     Since the Contract was first offered as of the date of this Prospectus, no Condensed Financial Information is shown.


                  CILCONY, THE SEPARATE ACCOUNT AND THE FUNDS

Chase Insurance Life Company of New York

     We are a stock life insurance company incorporated in 1999 under the laws of the State of New York. Our home office is located at 153 W. 51st Street, New York, New York 10019. For Contract services, you may write us at 2500 Westfield Drive, Elgin, Illinois 60123-7836. We offer annuity and life insurance products and are admitted to do business in the State of New York. We are an indirect, wholly-owned subsidiary of Banc One Insurance Holdings, Inc. ("BOIH"), a nonoperating holding company. BOIH is an indirect, wholly-owned subsidiary of JPMorgan Chase & Co. JPMorgan Chase & Co. indirectly acquired CILCONY through a merger with Bank One Corporation effective July 1, 2004.

     Chase Insurance Life Company of New York was formerly known as Zurich Life Insurance Company of New York ("ZLICONY"). ZLICONY changes its name to Chase Insurance Life Company of New York effective November 1, 2004.


The Separate Account


     We established the CILCONY Variable Annuity Separate Account on September 20, 2002. The Separate Account was formerly known as the ZILCONY Variable Annuity Separate Account. The name of the Separate Account was changed to the CILCONY Variable Annuity Separate Account effective December 16, 2004, pursuant to New York law. It is a separate investment account used to fund the Contract and other variable annuity contracts that we may offer in the future. The SEC does not supervise the management, investment practices or policies of the Separate Account or CILCONY.


     Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets. Moreover, the assets equal to the reserves and other liabilities of the Separate Account will not be charged with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct. We will maintain in the Separate Account assets with a value at least equal to the amounts accumulated in accordance with the applicable agreements with respect to the Separate Account and the reserves for annuities in the course of payment that vary with the investment experience of the Separate Account.

     There are currently ten Subaccounts available under the Contract, each of which invests exclusively in shares of one of the Portfolios. We may, from time to time, combine or remove Subaccounts and establish additional Subaccounts. In such cases, we may permit you to select other Subaccounts under the Contract. However, the right to select any other Subaccount is limited by the terms and conditions we may impose on such transactions.

     The Separate Account purchases and redeems Portfolio shares at net asset value. We redeem Portfolio shares as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

     No financial statements are provided for the Separate Account because as of the date of the Prospectus it has not yet commenced operations, has no assets or liabilities, and received no income or incurred any expenses.

The Funds

     The Separate Account intends to invest in the shares of the One Group Investment Trust and Dreyfus Variable Investment Fund, each an open-end management investment company.

     The Funds provide investment vehicles for variable life insurance and variable annuity contracts. Fund shares are sold only to insurance company separate accounts. Fund shares may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, or variable annuity separate accounts to invest simultaneously in the Funds' Portfolios. Currently, we do not foresee disadvantages to variable life insurance owners or variable annuity owners. The Funds' Boards monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

     The Portfolios or Funds are summarized below:

One Group Investment Trust

     . One Group Investment Trust Bond Portfolio seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.

     . One Group Investment Trust Government Bond Portfolio seeks a high level of current income with liquidity and safety of principal.

     . One Group Investment Trust Balanced Portfolio seeks to provide total return while preserving capital.

     . One Group Investment Trust Large Cap Growth Portfolio seeks long-term capital appreciation and growth of income by investing primarily in equity securities.

     . One Group Investment Trust Equity Index Portfolio seeks investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index)*.

     . One Group Investment Trust Diversified Equity Portfolio seeks long-term capital growth and growth of income with a secondary objective of providing a moderate level of current income.

     . One Group Investment Trust Mid Cap Growth Portfolio seeks growth of capital and secondarily, current income by investing primarily in equity securities.

     . One Group Investment Trust Diversified Mid Cap Portfolio seeks long-term capital growth by investing primarily in equity securities of companies with intermediate capitalizations.

     . One Group Investment Trust Mid Cap Value Portfolio seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.

----------
* "S&P 500" is a registered trademark of Standard & Poor's Corporation, which does not sponsor and is in no way affiliated with One Group Investment Trust.

Dreyfus Variable Investment Fund ("Dreyfus VIF")

     . Dreyfus VIF Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

     The Portfolios may not achieve their stated objective. More detailed information, including a description of risks involved in investing in the Portfolios is found in the Funds' prospectuses accompanying this Prospectus and statements of additional information, available from us upon request.

Advisers and Managers


     Banc One Investment Advisors Corporation ("BOIA") is the investment adviser for the available Portfolios of the One Group Investment Trust. BOIA is an affiliate of CILCONY, because both are indirect, wholly-owned subsidiaries of JPMorgan Chase & Co. The Dreyfus Corporation is the investment adviser for the Dreyfus VIF Money Market Portfolio. The investment advisers are paid fees for their services by the Funds they manage. We may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement. Such compensation typically is a percentage of Separate Account assets invested in the Funds and generally may range up to .30% annually of net assets.


Change of Investments

     If we establish additional Subaccounts, each new Subaccount will invest in a new series of a Fund or in shares of another investment company. We may also substitute other investment companies.

     We reserve the right, subject to compliance with the current law or as it may be changed in the future:

          .    to operate the Separate Account in any form permitted by law;

          . to change the name of the Separate Account and any Subaccounts thereof;

          . to take any action necessary to comply with or obtain and continue any exemptions from applicable law;

          . to transfer any assets in any Subaccount to another Subaccount or to one or more Separate Accounts, or the General Account, or to add, combine or remove Subaccounts in the Separate Account;

          . to delete the shares of any of the portfolios of a Fund or any other open-end investment company and to substitute, for the Fund shares held in any Subaccount, the shares of another Portfolio of a Fund or the shares of another investment company or any other investment permitted by law; and

          . to change the way we assess charges, but not to increase the aggregate amount above that which is currently charged to the Separate Account and the Funds in connection with the Contract.

     When required by law, we will obtain approval of such changes and the approval of any regulatory authority.

                     THE DOLLAR COST AVERAGING FIXED ACCOUNT

     Amounts allocated to the Dollar Cost Averaging Fixed Account are part of our General Account, supporting insurance and annuity obligations. The offering of interests under the Contract relating to the Dollar Cost Averaging Fixed Account is not registered under the 1933 Act, and the Dollar Cost Averaging Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Dollar Cost Averaging Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Dollar Cost Averaging Fixed Account. Disclosures regarding the Dollar Cost Averaging Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     Under the Dollar Cost Averaging Fixed Account, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account unless we refer to fixed accumulation and annuity elements.

                                  THE CONTRACTS

A. GENERAL INFORMATION.

     The Contract, along with any written application attached to the Contract and any endorsements constitute the entire contract. We may not contest the Contract after two years from the Issue Date.

     The Contract does not pay dividends and will not share in our surplus or earnings.

     Purchase Payments may not be made on or after the oldest Owner or Annuitant's 90th birthday. The minimum initial Purchase Payment is $2,000. The minimum subsequent Purchase Payment is $500. However, the minimum subsequent Purchase Payment is $100 if you authorize us to automatically draw on your bank account and provide us with a voided check. Thereafter, we will draw Purchase Payments from your bank account on a monthly, quarterly, semi-annual or annual basis and apply them according to your initial allocation instructions unless you otherwise instruct us. An initial allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $500. A subsequent allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $50.

     The maximum total Purchase Payments that may be made under the Contract is $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.

     We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. We may, at any time, amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.


     You may examine your Contract and return it to us for a refund during the free look period. The length of the free look period is 10 days from the date you receive the Contract. The amount of the refund is the Separate Account Contract Value on the date we receive the returned Contract plus Purchase Payments within the Dollar Cost Averaging Fixed Account yet to be transferred to other Subaccounts, without any deduction for withdrawal charges.

     In addition, a special free look period applies in some circumstances to Contracts issued as IRAs, Roth IRAs or Simplified Employee Pensions.

     Before the Annuity Date and prior to the death of an Owner, you have the exclusive right to exercise every option and right conferred by the Contract, including the right of assignment. The joint Owners must agree to any change if more than one Owner is named. Joint Owners are only permitted in Non-Qualified Plan Contracts.

     You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date. The new Annuity Date must not be earlier than 13 months from the Issue Date or beyond the maximum Annuity Date stated in your Contract Schedule. (See "The Annuity Period.")

     Before the Annuity Date and prior to the death of an Owner, you have the right to designate a new Owner. However, the new Owner must be less than 90 years old on the date that the change becomes effective. In addition, on the date on which a change of Owner becomes effective, the death benefit under the Contract is Contract Value. However, the mortality and expense risk charge stays constant during the life of the Contract. There is not a direct relationship between the amount of the mortality and expense risk charge and the mortality and expense risk of a particular Contract. Rather, we set the amount of the mortality and expense risk charge based in part on our expectations as to mortality and expense risks under all Contracts. Consequently, you continue to pay the same mortality and expense risk charge even though the death benefit no longer may exceed the Contract Value.

     Before the Annuity Date or the death of an Owner, you have the right to cancel or amend your Contract if we agree. Only our president, secretary and assistant secretaries have the power to approve a change or waive any provisions of the Contract. Any such modifications must be in writing. No agent or person other than the officers named has the authority to change or waive the provisions of the Contract.

     The Owner may designate a Joint Annuitant who will become the Annuitant if the Annuitant dies before the Annuity Date. Joint Annuitants are only permitted in Non-Qualified Plan Contracts. If the Annuitant dies and the Joint Annuitant is not named or alive, the youngest Owner becomes the Annuitant.

     No assignment under the Contract is binding unless we receive it in writing. We assume no responsibility for the validity or sufficiency of any assignment. Once filed, the rights of the Owner, Annuitant and Beneficiary are subject to the assignment. Any claim is subject to proof of the assignee's interest. An assignment may subject you to immediate tax liability, possibly including a 10% tax penalty.

     The provisions of an applicable qualified plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Plan Contract may not be assigned. Further, if the Contract is issued as a Qualified Plan Contract, additional provisions may apply. The rider or endorsement to the Contract used to qualify it under the applicable section of the Internal Revenue Code will state the extent of change to its provisions.

B. THE ACCUMULATION PERIOD.

1. Allocation of Purchase Payments.

     All Purchase Payments must be paid to us at our home office or an alternative location we may select. We will notify you and any other interested parties in writing of any alternative location. Purchase Payments received by an agent will begin experiencing investment performance and earning interest only after we receive them.

     You allocate your Purchase Payments to the Subaccounts or the Dollar Cost Averaging Fixed Account. The minimum initial allocation to a Subaccount or the Dollar Cost Averaging Fixed Account is $500. The minimum subsequent allocation to a Subaccount or the Dollar Cost Averaging Fixed Account is $50. The number of Accumulation Units credited to your Contract when you allocate a Purchase Payment (other than your initial Purchase Payment) to a Subaccount will be based on the Accumulation Unit value next computed after we receive your Purchase Payment. Generally, we determine the value of an Accumulation Unit as of 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading. With respect to the initial Purchase Payment, the amount is credited only after we determine to issue the Contract, but in no event later than the second day after we receive the Purchase Payment and the application in good order. Purchase Payments that you allocate to the Dollar Cost Averaging Fixed Account begin earning interest after we receive them (except that initial Purchase Payments will be credited interest only after we determine to issue the Contract, but no later than the second day after we receive your initial Purchase Payment and the application in good order).

     If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the five-day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.

2. Accumulation Unit Value.

     Each Subaccount has an Accumulation Unit value for each combination of asset-based charges. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units is credited based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are cancelled in a similar manner. The Subaccount Value of any Subaccount on any Valuation Date is the number of Accumulation Units held in the Subaccount times the applicable Accumulation Unit value on that Valuation Date.

     Under normal circumstances, Valuation Periods end at the close of the New York Stock Exchange, which currently is 3:00 p.m. Central time. However, on any day when the New York Stock Exchange closes early, the Valuation Period also will end at the same time. We may suspend processing transactions and valuation:

          . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

          . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

          . for such other periods as the SEC by order may permit for the protection of Owners.

     The Accumulation Unit value for each Valuation Period is the relevant investment experience factor for that period multiplied by the Accumulation Unit value for the Valuation Period immediately preceding. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

     Each Subaccount has its own investment experience factor for each combination of charges. The investment experience factor of a Subaccount for a Valuation Period is determined by the following formula: (a divided by b) minus c, where:

          a. is:

          . the net asset value per share of the Portfolio held in the Subaccount as of the end of the current Valuation Period; plus

          . the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          . a credit or charge for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

          b. is the net asset value per share of the Portfolio held in the Subaccount as of the end of the preceding Valuation Period; and

          c. is the factor representing asset-based charges (the mortality and expense risk and administrative charges).

3. Contract Value.

     On any Valuation Date, Contract Value equals the total of:

          . the number of Accumulation Units credited to each Subaccount, times

          . the corresponding Accumulation Unit value for each Subaccount, plus

          .    your Dollar Cost Averaging Fixed Account Contract Value, plus

          .    the value used to secure a loan (if available).

4. Change of Ownership, Beneficiary and Annuitant.

     You may change the Owner by written request before the Annuity Date while the Owner is alive. You must furnish information sufficient to clearly identify the new Owner to us. The new Owner must be less than 90 years old on the date the change becomes effective. The change is subject to any existing assignment of the Contract. After we receive the change, it will take effect as of the date the written request was signed. Any change is subject to the payment of any proceeds. We may require you to return your Contract to us for endorsement of a change of ownership. A change of ownership may result in adverse tax consequences.

(See "Federal Income Taxes--2. Taxation of Partial and Full Withdrawals from Non-Qualified Plan Contracts.") In addition, the death benefit under this Contract is Contract Value, effective the date on which a change of Owner becomes effective. (See "The Accumulation Period--12. Death Benefit.") However, the mortality and expense risk charge stays constant during the life of the Contract. There is not a direct relationship between the amount of the mortality and expense risk charge and the mortality and expense risk of a particular Contract. Rather, we set the amount of the mortality and expense risk charge based in part on our expectations as to mortality and expense risks under all Contracts. Consequently, you continue to pay the same mortality and expense risk charge even though the death benefit no longer may exceed the Contract Value.

     A Beneficiary must be designated at the time of application. In the case of joint Owners, the surviving joint Owner is automatically the designated primary Beneficiary. You may change the Beneficiary if you send us written notice in a manner satisfactory to us. Beneficiary designation and changes in Beneficiary are subject to the following conditions:

          . in the case of joint Owners, the surviving joint Owner is the primary Beneficiary. If other beneficiaries are designated, they will be deemed to be contingent Beneficiaries;

          . prior to the Annuity Date, the Beneficiary change form must be filed while the Owner is alive;

          . after the Annuity Date, the Beneficiary may be changed while the Owner and Annuitant are alive;

          .    the Contract must be in force at the time you file a change form;

          . a change must not be prohibited by the terms of an existing assignment, Beneficiary designation or other restriction;

          . after we receive the change form, it will take effect as of the date the change form was signed; however, action taken by us before the change form was received will remain in effect; and

          . the request for change must provide information sufficient to clearly identify the new Beneficiary to us.

     We may require you to return the Contract to us for endorsement of a change of Beneficiary.

     The interest of a Beneficiary who dies before the distribution of the death benefit will pass to the other beneficiaries, if any, share and share alike, unless otherwise provided in the Beneficiary designation. If no Beneficiary survives or is named, the distribution will be made to your estate when you die.

     The initially designated Annuitant is shown in the Contract Schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. Upon the death of an Annuitant prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Plan Contracts.

5. Transfers During the Accumulation Period.

     During the Accumulation Period, you may transfer Contract Value among the Subaccounts and from the Dollar Cost Averaging Fixed Account subject to the following conditions:

          . the minimum amount which may be transferred is $50 for each Subaccount or the Dollar Cost Averaging Fixed Account or, if smaller, the remaining value in the Subaccount or the Dollar Cost Averaging Fixed Account;

          . no partial transfer will be made if the remaining Contract Value of the Dollar Cost Averaging Fixed Account or any Subaccount will be less than $500 unless the transfer will eliminate your interest in the applicable account;

          . no transfer may be made within seven calendar days before the date on which the first annuity payment is due;

          . transfers into the Dollar Cost Averaging Fixed Account are not permitted;

          . multiple transfers requested on one business day will be counted as one transfer;

          . we reserve the right to restrict transfers for a period of 15 days after each transfer in excess of 12 in a Contract Year. Any transfer request received during such a period will not be processed unless resubmitted and received after the 15-day period; and

          . we reserve the right to charge a fee of $10 for each transfer in excess of 12 in a Contract Year.


     Except as provided below, we make transfers pursuant to your written telephone or electronic request specifying in detail both the amount which is to be transferred and the names of the accounts which are affected. Telephone and electronic transfers require the proper authorization from us, and all telephone transfer requests will be recorded for your protection. We reserve the right to terminate the written, telephone or electronic transfer privilege at any time.


     The following transfers must be requested through standard United States mail:

          .    Transfers in excess of $250,000 per Contract, per day, and

          . transfers into and out of the Subaccounts in excess of $50,000 per Contract, per day.


     In the case of transfers between Subaccounts, the reduction and credit of Accumulation Units in each Subaccount is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request. We will transfer from the Dollar Cost Averaging Fixed Account on the date we receive your written telephone, or electronic transfer request.


     If a transfer is to be made from a Subaccount, we may suspend the right of transfer:

          . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

          . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

          . for such other periods as the SEC by order may permit for the protection of Owners.

     In addition, we may end a Valuation Period early (i.e., before 3:00 p.m. Central time), when one of the foregoing occurs. In that event, transfer orders received after the end of that Valuation Period will be processed as of the end of the next Valuation Period. See "Accumulation Unit Value".


     We may defer a transfer from the Dollar Cost Averaging Fixed Account for the period permitted by law. This can never be more than six months after we receive your written, telephone or electronic request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Dollar Cost Averaging Fixed Account Contract Value.


     If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we do not offer or participate in any third party asset allocation program or investment advisory service, and we take no responsibility for any third party asset allocation program or investment advisory service. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the Subaccounts available for transfer under third party authorizations.




     We reserve the right at any time and without notice to any party, to terminate, suspend or modify these or any other transfer rights. If you submit a request for a transfer that is no longer permitted because your transfer rights have been terminated, suspended or modified, we will notify you in writing that the transaction is not permissible. We disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone or electronic transfer request.

     The Contract is not designed for organizations or individuals engaged in market timing strategies in response to short-term fluctuations in the market, involving frequent transfers, transfers into and out of a Subaccount over a short period of time, or transfers representing a substantial percentage of the assets of any Subaccount. You should not purchase the Contract if you intend to engage in such market timing strategies. Market timing strategies may be disruptive to the management of the underlying Portfolios in which the Subaccounts invest and therefore, may be detrimental to Contract Owners by increasing costs, reducing performance, and diluting the value of interests in the underlying Portfolio.

     We maintain policies and procedures in an effort to control disruptive market timing activity. We do not exempt any persons or class of persons from these policies. We require that transfers in excess of $250,000 per Contract, per day, and transfers into or out of the Subaccounts in excess of $50,000 per Contract, per day, as described above, must be requested through standard United States mail. In addition, we monitor trading activity in order to identify market timing strategies. If we identify suspicious transfer activity, we advise the Contract Owner in writing that we are monitoring their transfer activity and will impose restrictions if we identify a pattern of disruptive transfer activity. If a pattern of disruptive transfer activity is identified as a result of the continued monitoring, we will notify the Contract Owner in writing that all future transfers must be requested through standard United States mail.

     If we identify market timing strategies that we believe to be detrimental to Contract Owners that are not addressed by the above procedures, we will take one or more of the following actions against Contract Owners that have been identified as engaging in disruptive transfer activity and we may establish these limitations for all Contract Owners:

          .    Termination of transfer privileges;

          . Universal termination of telephone or electronic transfer privileges (for all Contract Owners);

          .    Requiring a minimum time between transfers;

          .    Limiting the total number of transfers;

          .    Limiting the dollar amount that may be transferred at one time;

          .    Refusing any transfer request; and

          . Not accepting transfer requests of someone acting on behalf of more than one Owner (in which case, we will notify the person making the request by telephone or in writing of our decision not to accept the transfer requests).

     We review our policies and procedures from time to time and will change them or explore other actions if we discover that existing procedures fail to adequately curtail market timing activities. The actions we take will be based on our policies and procedures then in effect and will be applied uniformly among Contract Owners.

     Although we will monitor transfer activity and as appropriate impose restrictions as described above, there is no assurance that we will be able to identify and curtail all potentially disruptive market timing activity. As a result, to the extent that we do not detect disruptive market timing or the restriction we impose fails to curtail it, it is possible that a market timer may be able to make additional disruptive market timing transactions with the result that the management of the underlying Portfolios in which the Subaccounts invest may be disrupted and Contract Owners may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Portfolio.


6. Dollar Cost Averaging Program.

     Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of the Dollar Cost Averaging Fixed Account is automatically transferred to other Subaccounts in accordance with your allocation instructions. Transfers are made on a monthly, quarterly, semi-annual or annual basis for a specified duration of either six or 12 months. You may also direct that automatic transfers be made from the Money Market Subaccount under our DCA program.

     We declare an interest rate and a dollar cost averaging period for each Purchase Payment allocated to the Dollar Cost Averaging Fixed Account. This interest rate will never be less than the minimum guaranteed interest rate. The dollar cost averaging period will not be less than six months and not more than 12 months from the date of the Purchase Payment. The minimum guaranteed interest rate is 1.50% for Contract Years 1-7 and 1.50% for Contract Year 8 and thereafter.

     We reserve the right to declare different interest rates based upon the Issue Date, the date a Purchase Payment is received by us, and the amount of the Purchase Payment we receive.

     We calculate interest credited to the Dollar Cost Averaging Fixed Account by compounding daily, at daily interest rates, rates that would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate.

     The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and fewer Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market.

     The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The DCA program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the first transfer date.

     The minimum transfer amount is $100 per Subaccount. Automatic transfers from the Dollar Cost Averaging Fixed Account will not be counted against the 12 transfers permitted in a Contract Year. The total Money Market Subaccount Value or Dollar Cost Averaging Fixed Account Contract Value at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

     At the end of the six or 12 month period specified for automatic transfers from the Dollar Cost Averaging Fixed Account, all remaining Dollar Cost Averaging Fixed Account Contract Value is automatically transferred in accordance with your allocation instructions in effect at that time.

     Dollar Cost Averaging from the Money Market Subaccount ends if:

          .    the number of designated transfers has been completed,

          . Subaccount Value in the Money Market Subaccount is insufficient to complete the next transfer; the remaining amount will be transferred,

          . we receive your written termination at least five business days before the next transfer date, or

          .    the Contract is surrendered or annuitized.

7. Automatic Asset Rebalancing Program.

     Under our Automatic Asset Rebalancing program, transfers among the Subaccounts will automatically be made on each Contract Anniversary to achieve the Owner's pre-defined asset allocations. Transfers under this program are not subject to the $50 transfer minimum and will not be counted against the 12 transfers permitted in a Contract Year. An election to participate in this plan must be in writing on our form and returned to us.

     You may not simultaneously participate in the Dollar Cost Averaging and Automatic Asset Rebalancing programs.

8. Asset Allocation Models.

     We have arranged to make the following Asset Allocation Models available to you for use with this Variable Annuity:

     .    Conservative Growth Model
     .    Balanced Model
     .    Growth & Income Model
     .    Growth Model


     The Models are general asset models. They may or may not be appropriate for you. The Models were developed by Banc One Investment Advisors Corporation ("BOIA"), which is a registered investment adviser. BOIA serves as adviser to the One Group Investment Trust Portfolios, for which it receives a fee. BOIA is an affiliate of CILCONY, because both are indirect, wholly-owned subsidiaries of JPMorgan Chase & Co.

     There is no guarantee that the Models will achieve any desired result or objective. BOIA and CILCONY are not providing investment advice to you and you, in consultation with your financial adviser, are solely responsible for determining whether a Model is right for you. The Models should not be considered personal investment advice or serve as the sole or primary basis for making investment decisions. Accordingly, you should consult your financial adviser before selecting a Model.


     Currently, if you decide to select a Model, Purchase Payments will be allocated among the Subaccounts at the percentages set forth below:

------------------------------------------------------------------------------------------------------
                                 Conservative Growth                    Growth & Income
One Group(R) Investment Trust:          Model          Balanced Model        Model        Growth Model
------------------------------------------------------------------------------------------------------
Balanced Portfolio                         0%                 5%                5%              0%
------------------------------------------------------------------------------------------------------
Bond Portfolio                            35%                24%               14%              5%
------------------------------------------------------------------------------------------------------
Diversified Equity Portfolio              14%                13%               16%             22%
------------------------------------------------------------------------------------------------------
Diversified Mid Cap Portfolio              0%                 0%                9%             14%
------------------------------------------------------------------------------------------------------
Equity Index Portfolio                     7%                11%               12%             13%
------------------------------------------------------------------------------------------------------
Government Bond Portfolio                 35%                24%               14%              5%
------------------------------------------------------------------------------------------------------
Large Cap Growth  Portfolio                3%                 5%                8%             11%
------------------------------------------------------------------------------------------------------
Mid Cap Growth Portfolio                   2%                 7%                7%             10%
------------------------------------------------------------------------------------------------------
Mid Cap Value Portfolio                    4%                11%               15%             20%
------------------------------------------------------------------------------------------------------
   Total                                 100%               100%              100%            100%
------------------------------------------------------------------------------------------------------

     From time to time, BOIA may change the strategies used in an asset allocation Model. For example, it may change the percentages allocated to the available underlying investment options within a Model or it may change the underlying investment options used in the Model. Such changes will be consistent with the Model's investment objectives. We will offer the changed Model to new customers, but we will not change the allocations under outstanding asset allocation programs.

     Each year, we will rebalance your Contract Value among the Subaccounts in accordance with the Model you selected. Automatically rebalancing a Model may involve transferring amounts from Subaccounts with higher returns into Subaccounts with relatively lower returns in order to maintain the percentages as set forth above. Transfers made as a result of automatic rebalancing are not counted against free transfers (in the event transfer fees are imposed in the future). Automatic rebalancing ends upon the termination of a Model.

     Changes in the economy, the financial markets, your financial circumstances or the management of the funds used in a particular Model may cause the Model no longer to be appropriate for your financial needs or investment objectives. Accordingly, if you have selected a Model, from time to time you and/or your financial adviser should review the Model and your financial needs and investment objectives to determine whether the Model continues to be appropriate for you.


     You may change your allocations or terminate a Model at any time by notifying us in writing at 2500 Westfield Drive, Elgin, Illinois 60123-7836. We reserve the right to change or discontinue offering the Models at any time.


9. Withdrawals During the Accumulation Period.

     During the Accumulation Period, you may make an unlimited number of partial withdrawals or a total withdrawal (also known as a "surrender") from the Contract. Upon surrender, we will pay the Contract Value reduced by any withdrawal charge and any applicable premium taxes and applicable tax withholding. A partial withdrawal may not exceed the amount available upon surrender. You must return the Contract to us if you elect a total withdrawal. Withdrawals may have tax consequences. (See "Federal Income Taxes.")

     Each Contract Year, you may withdraw, without incurring a withdrawal charge, an amount of Contract Value equal to 10% of the sum of (a) Contract Value on the date of the withdrawal and (b) previous partial withdrawals and withdrawal charges during the current Contract Year. The result is decreased by partial withdrawals made during the Contract Year that were not subject to withdrawal charges ("free withdrawal allowance").

     Partial withdrawals are subject to the following conditions:

          . Partial withdrawals must be at least $500 or, if smaller, the remaining value in the Dollar Cost Averaging Fixed Account or Subaccount;

          . no partial withdrawal will be made if the remaining Contract Value of the Dollar Cost Averaging Fixed Account or any Subaccount will be less than $50, unless the withdrawal will eliminate your interest in the applicable account;

          . if an account is not specified for the partial withdrawal, the partial withdrawal will be deducted on a pro rata basis from the investment options in which you have an interest; and

          . if a partial withdrawal would reduce Contract Value to less than $1,000, the partial withdrawal will be processed as a total withdrawal (surrender of the Contract).

     We make withdrawals pursuant to your written request specifying in detail both the amount which is to be withdrawn and the names of the accounts that are affected.

     We will make withdrawals from the Dollar Cost Averaging Fixed Account as of the Valuation Date that follows the date we receive in good order your written withdrawal request. In the case of withdrawals from a Subaccount, we will redeem the necessary number of Accumulation Units to achieve the requested dollar amount and then reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request. We will pay the amount within seven calendar days after we receive the request, except as provided below.

     If the withdrawal is to be made from a Subaccount, we may suspend the right of withdrawal or delay payment beyond seven calendar days:

          . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

          . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

          . for such other periods as the SEC by order may permit for the protection of Owners.

     In addition, we may end a Valuation Period early (i.e., before 3:00 p.m. Central time), when one of the foregoing occurs. In that event, withdrawal orders received after the end of that Valuation Period will be processed as of the end of the next Valuation Period. See "Accumulation Unit Value".

     We may defer the payment of a withdrawal from the Dollar Cost Averaging Fixed Account for the period permitted by law. This can never be more than six months after we receive your written request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Dollar Cost Averaging Fixed Account Contract Value.

     Withdrawals will reduce the Purchase Payment Death Benefit and the Step-Up Death Benefit ("Benefit Value") in the proportion that the withdrawal, plus withdrawal charges, bears to the Contract Value. For example, if the Benefit Value is $100,000 and the Contract Value is $80,000, and a withdrawal, including withdrawal charges, of $20,000 is taken, the Benefit Value is then reduced to $75,000 as shown below:

          .    $20,000/$80,000 = 25% ratio of withdrawal to Contract Value;

          .    $100,000 x 25% = $25,000 of Benefit Value reduction;

          .    $100,000 Benefit Value -$25,000 = $75,000 remaining Benefit
                                                 Value.

10. Systematic Withdrawal Plan.

     We offer a Systematic Withdrawal Plan ("SWP") allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw a selected amount, or amounts based on your life expectancy, from the Dollar Cost Averaging Fixed Account, or from any of the Subaccounts on a monthly, quarterly, semi-annual or annual basis. You may select the day of the month on which the withdrawals will occur, other than the 29th, 30th, or 31st of the month. The SWP is available when you request a minimum $100 periodic payment. If the amounts distributed under the SWP from the Dollar Cost Averaging Fixed Account and the Subaccounts exceed the free withdrawal allowance, the withdrawal charge is applied on any amounts exceeding the free withdrawal allowance. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give 30 days notice if we amend the SWP, and you may terminate the SWP at any time.

11. Contract Loans.

     The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Internal Revenue Code of 1986 ("Code") or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under section 403(b) contracts and ERISA qualified plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.

     Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within five years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse income tax consequences to you.

     Interest will be charged on your loan amount. If your Contract is not subject to ERISA, the interest rate is 5.50%. If your Contract is subject to ERISA, the interest rate is based on Moody's Corporate Bond Yield Average--Monthly Average Corporates (rounded to the nearest 0.25%). While a loan is outstanding, the value securing the loan will earn interest at the daily equivalent of the annual loan interest rate reduced by not more than 2.5%.

     If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the investment accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding.

12. Death Benefit.

     If you die on or after the oldest Owner's 80th birthday, the death benefit is Contract Value. In addition, if the Owner is changed, the death benefit in all circumstances under this Contract is Contract Value, effective as of the effective date of the change of Owner. However, the mortality and expense risk charge stays constant during the life of the Contract. There is not a direct relationship between the amount of the mortality and expense risk charge and the mortality and expense risk of a particular Contract. Rather, we set the amount of the mortality and expense risk charge based in part on our expectations as to mortality and expense risks under all Contracts. Consequently, you continue to pay the same mortality and expense risk charge even though the death benefit no longer may exceed the Contract Value.

     If you die before the oldest Owner is 80 years old, we will pay to the Beneficiary the greatest of the following:

          (1) Contract Value;

          (2) The Purchase Payment Death Benefit, described below; and

          (3) The Step-Up Death Benefit, described below.

     The Purchase Payment Death Benefit is the sum of all Purchase Payments, less any applicable premium taxes, reduced by all adjustments for withdrawals.

     The Step-Up Death Benefit on the Issue Date is equal to the initial Purchase Payment less any applicable premium taxes. After the Issue Date and prior to the first Contract Anniversary, the Step-Up Death Benefit is equal to the Purchase Payment Death Benefit. On the first Contract Anniversary, the Step-Up Death Benefit is equal to the greater of:

          (1) the Purchase Payment Death Benefit; and

          (2) the Contract Value as of the first Contract Anniversary.

     On each subsequent Contract Anniversary, prior to Age 80 of the oldest Owner, the Step-Up Death Benefit equals the greater of (1) and (2) below:

          (1) Contract Value; or

          (2) The Step-Up Death Benefit on the prior Contract Anniversary plus:

               a) any Purchase Payments less any applicable premium taxes since the prior Contract Anniversary; and less

               b) the amounts of all adjustments for withdrawals since the prior Contract Anniversary.

     We do not assess a withdrawal charge on death benefit payments.

Adjustments for Withdrawals and Withdrawal Charges (Purchase Payment Death Benefit and Step-Up Death Benefit)

     Withdrawals and withdrawal charges will reduce the Purchase Payment Death Benefit and Step-Up Death Benefit on a pro rata basis. (See "Withdrawals During the Accumulation Period.") For each withdrawal, we make an adjustment equal to
(1) divided by (2), with the result multiplied by (3) where:

          (1) is the withdrawal and any withdrawal charge amounts,

          (2) is the Contract Value immediately prior to the withdrawal, and

          (3) is the value of the Purchase Payment Death Benefit or the Step-Up Death Benefit (whichever is applicable) immediately prior to the withdrawal.

Payment of Death Benefit

     The applicable death benefit will be paid to the designated Beneficiary upon the death of the Owner during the Accumulation Period. Upon the death of a joint Owner during the Accumulation Period, a death benefit will be paid to the surviving joint Owner.

     If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant. We will pay the death benefit to the Beneficiary after we receive due proof of death, the return of the Contract and such other information we may require to process the death benefit. We will then have no further obligation under the Contract.

     We compute the Contract Value and the Purchase Payment Death Benefit as of the end of the Valuation Period following our receipt of due proof of death, the return of the Contract and such other information we may require to process the death benefit. We compute the Step-Up Death Benefit as of the date of death. The proof may be a certified death certificate or any other written proof satisfactory to us.

     The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1, provided that the Beneficiary's life expectancy is not less than 10 years; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal tax regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death.

     If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by federal regulations.

     If the Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. The Contract Value will be adjusted to equal the death benefit amount otherwise payable, subject to the following:

          . The difference, if any, between the death benefit otherwise payable and the Contract Value one day prior to the date of continuance will be credited to the Money Market Subaccount. The successor Owner may subsequently transfer this amount from the Money Market Subaccount to other investment options under the Contract.

          . Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if:
               (1) the Contract was issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

          . Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.

          . We may make certain riders available to your surviving spouse at the time of continuance.

          . Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue the Contract upon the death of the surviving spouse Beneficiary.

                          CONTRACT CHARGES AND EXPENSES

     We deduct the following charges and expenses:

          .    Mortality and expense risk charge,

          .    Administrative charge, and

          .    withdrawal charge.

     Subject to certain expense limitations, you indirectly bear investment management fees and other Portfolio expenses.

1. Mortality and Expense Risk Charge.

     We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.70% per year. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

     The mortality risk we assume arises from two contractual obligations. First, if you die before the Annuity Date, we may, in some cases, pay more than Contract Value. (See "Death Benefit" above.) Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies. The mortality and expense risk charge stays constant during the life of the Contract. There is not a direct relationship between the amount of the mortality and expense risk charge and the mortality and expense risk of a particular Contract. Rather, we set the amount of the mortality and expense risk charge based in part on our expectations as to mortality and expense risks under all Contracts. Consequently, you continue to pay the same mortality and expense risk charge even though the death benefit no longer may exceed the Contract Value.

     We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the administrative cost portion of the daily asset charge.

2. Administrative Charge.

     We assess each Subaccount a daily asset charge for administrative costs at a rate of 0.15% per year. This charge reimburses us for expenses incurred for administering the Contracts. These expenses include processing Owner inquiries, changes in allocations, Owner reports, Contract maintenance costs, and data processing costs. The administrative charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular Contract.

3. Withdrawal Charge.

     We do not deduct a sales charge from any Purchase Payment. However, we charge a withdrawal charge on certain surrenders and partial withdrawals. The withdrawal charge (a contingent deferred sales charge) covers Contract sales expenses, including commissions and other promotional and acquisition expenses. Unrecovered distribution expenses may be recovered from our general assets, including proceeds from other Contract charges.

     Each Contract Year, you may withdraw, without incurring a withdrawal charge, an amount of Contract Value equal to 10% of the sum of (a) Contract Value on the date of the withdrawal and (b) previous partial withdrawals and withdrawal charges during the current Contract Year. The result is decreased by partial withdrawals made during the Contract Year that were not subject to withdrawal charges ("free withdrawal allowance").

     Withdrawal charges are set out in the Withdrawal Charge Table shown in the Contract Schedule and in the Withdrawal Charge Table below. A withdrawal charge applies to each Purchase Payment and to all Contract Value attributable to each Purchase Payment. We calculate withdrawal charges as a percentage of the Contract Value withdrawn in excess of the free withdrawal allowance.

     Year one in the Withdrawal Charge Table begins on the first day of the calendar quarter during which each Purchase Payment is received. Each later year begins on the next succeeding anniversary of the first day of the calendar quarter during which each Purchase Payment is received.

     The withdrawal charge percentage corresponding to each year in the Withdrawal Charge Table applies to Contract Value withdrawn in excess of the free withdrawal allowance. Each withdrawal charge percentage begins to apply on the first day of the corresponding year.

     All Contract Value to be withdrawn and any applicable withdrawal charges will be charged first against Purchase Payments and all Contract Value attributable to such Purchase Payments in the chronological order in which we received such Purchase Payments.


     For example, assume that you paid a $100 Purchase Payment in year 1 and another $100 in year 2, and that in year 7 your Contract Value is $250, of which $130 is attributable to the first Purchase Payment and $120 is attributable to the second Purchase Payment. Because Purchase Payments and associated earnings are deemed withdrawn in chronological order, you could withdraw up to $130 in year 7 without paying any withdrawal charge. If, however, you were to withdraw more than $130, we would deduct a withdrawal charge equal to 1% of the excess, as it would be attributable to the second Purchase Payment, which was made six years previously.


In the event of a partial withdrawal, any free withdrawal allowance is calculated and applied first against Purchase Payments and all Contract Value attributable to such Purchase Payments in the chronological order in which we received such Purchase Payments even though such Purchase Payments and related Contract Value may no longer be subject to a withdrawal charge.

WITHDRAWAL CHARGE TABLE

                                                Withdrawal Charge
During Year (beginning on the 1st day of the   as a Percentage of
 calendar quarter during which each Purchase        Contract
            Payment is received)                 Value Withdrawn
--------------------------------------------   ------------------
              1                                       5.0%

              2                                       4.0%

              3                                       3.0%

              4                                       3.0%

              5                                       2.0%

              6                                       1.0%

              7 and thereafter                        0.0%

     In calculating the withdrawal charge, Purchase Payments are deemed withdrawn in the order received. In the Withdrawal Charge Table, the withdrawal charge percentage moves to the next rate on each succeeding anniversary of the first day of the calendar quarter during which the Purchase Payment is made. For example:

     . Your Contract was issued on October 1, 2004, and you make a $15,000 Purchase Payment on October 1, 2004.
     .    You make a $10,000 Purchase Payment on August 1, 2005.
     . The $15,000 Purchase Payment is in Year 1 in the Withdrawal Charge Table from October 1, 2004 through September 30, 2005. During this time, the withdrawal charge percentage is 5.0%. On October 1, 2005, the first anniversary of the first day of the calendar quarter during which the $15,000 Purchase Payment was made, the withdrawal charge percentage moves to 4.0%; on October 1, 2006, the withdrawal charge percentage moves to 3.0%; and so forth.
     . The $10,000 Purchase Payment is in Year 1 in the Withdrawal Charge Table from July 1, 2005 through June 30, 2006. From August 1, 2005 through June 30, 2006, the withdrawal charge percentage is 5.0%. On July 1, 2006, the first anniversary of the first day of the calendar quarter during which the $10,000 Purchase Payment was made, the withdrawal charge percentage moves to 4.0%; on July 1, 2007, the withdrawal charge percentage moves to 3.0%; and so forth.

     Because years in the Withdrawal Charge Table are based upon the calendar quarter during which each Purchase Payment is made, you may be subject to a withdrawal charge, even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawals During the Accumulation Period.") For example, if you make an initial Purchase Payment of $15,000 in the first Contract Year and then make a later payment of $10,000 during the fourth Contract Year, the fifth Contract Year will be Year 5 in the Withdrawal Charge Table for the $15,000 Purchase Payment; the fifth Contract Year will be only Year 2 in the Withdrawal Charge Table for the $10,000 Purchase Payment.

     When a withdrawal is requested, you receive a check in the amount requested. If a withdrawal charge applies, Contract Value is reduced by the withdrawal charge, plus the dollar amount sent to you.

     Subject to certain exceptions, withdrawal charges are not assessed on withdrawals:

          .    that constitute required minimum distributions from Contract
               Value;

          . after you have been confined in a qualifying hospital or skilled care facility, provided the following conditions are satisfied:

               . you are continuously confined for a period of 90 days or more in a hospital or skilled care facility;

               . we receive your request for withdrawal either during the period of confinement or no more than 45 days following your discharge from a hospital or skilled care facility;

               . your confinement begins prior to the oldest Owner's 75th birthday;

               . your confinement begins on or after the second Contract Anniversary; and

               . your confinement was not due to substance abuse, or mental or personality disorder without a demonstrable organic disease. (See your extended care waiver Contract endorsement for additional applicable terms, conditions and restrictions.)

          . after you have become disabled under a qualifying disability, provided the following conditions are satisfied:

               . your disability begins prior to the oldest Owner's 66th birthday;

               . your disability begins on or after the second Contract Anniversary; and

               . your disability was not due to substance abuse, or mental or personality disorder without a demonstrable organic disease. (See your disability waiver Contract endorsement for additional applicable terms, conditions and restrictions.)

     We reserve the right to reduce or waive the withdrawal charge. See "6. Exceptions", below.

4. Investment Management Fees and Other Expenses.

     Each Portfolio's net asset value reflects the deduction of investment management fees and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the attached prospectuses for the Portfolios and the Funds' statements of additional information.

5. State Premium Taxes.

     Certain state and local governments impose a premium tax ranging from 0% to 3.5% of Purchase Payments. As of the date of this Prospectus, the State of New York does not impose a premium tax. If in the future we pay premium taxes imposed by the State of New York, we will deduct the amount paid from:

          .    Purchase Payments when we receive them,

          .    Contract Value upon total withdrawal, or

          .    Contract Value upon annuitization.

     In no event will an amount be deducted for premium taxes before we have incurred a tax liability under applicable state law.

6. Exceptions.

     We may decrease the mortality and expense risk charge and the administrative charge without notice. However, we guarantee that we will not increase the charges above the amounts listed on your Contract Schedule. We bear the risk that those charges will not cover our costs. On the other hand, should the charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.

     We may also reduce or waive fees and charges, including but not limited to, the withdrawal charge, mortality and expense risk charge and administrative charge, for certain sales that may result in cost savings, such as those where we incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedures. We may also reduce or waive fees and charges and/or credit additional amounts on Contracts issued to:

          . employees and registered representatives (and their families) of broker-dealers (or their affiliated financial institutions) that have entered into selling group agreements or distribution agreements with Investors Brokerage Services, Inc. ("IBS"); and


          . officers, directors and employees (and their families) of CILCONY or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons.


     Reductions in these fees and charges will not unfairly discriminate against any Owner.

                               THE ANNUITY PERIOD

     Annuity payments to you or your designated payee begin on the Annuity Date under the selected Annuity Option. The Annuity Date must be at least 13 months after the Issue Date and may not be after the later of the Contract Anniversary following the 90th birthday of the oldest Owner or Annuitant initially designated or the 10th Contract Anniversary. Annuitization may be delayed beyond the Annuity Date if we are making systematic withdrawals based on your life expectancy. In this case, annuitization begins when life expectancy withdrawals are stopped. You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date.

1. Election of an Annuity Option.

     Contracts may be annuitized under one of several Annuity Options, which are available on a fixed or variable basis. We must receive an election of an Annuity Option in writing. You may make an election on or before the Annuity Date. The Beneficiary, subject to the terms of the death benefit provision, may elect to have the death benefit amount remain with us under one of the Annuity Options. An election may be revoked by a subsequent change of Beneficiary or an assignment of the Contract unless the assignment provides otherwise. Once elected, an Annuity Option cannot be changed after the first annuity payment is made.

     If an Annuity Option is not elected on or before the Annuity Date, an annuity will be paid for a certain period of 10 years and for as long thereafter as the Annuitant (or joint Annuitant) is alive.

     You may elect annuity payments to be made as a Fixed Annuity or Variable Annuity or a combination. We must receive your election at least seven days prior to the Annuity Date. If we do not receive an election from you, the Dollar Cost Averaging Fixed Account Contract Value, less any charges for other benefits, will be used to determine the Fixed Annuity monthly payment, and the Separate Account Contract Value at the end of the Valuation Period immediately preceding the Annuity Date, less any charges for other benefits, will be used to determine the first monthly Variable Annuity payment. Allocations will not be changed thereafter, except as permitted in the "Transfers Between Subaccounts" provision of the Contract.

2. Annuity Payments.

     Payments for all Annuity Options are derived from the applicable tables. The "Age" in the tables represents the age of the Annuitant on the last birthday before the first annuity payment is due. When Annuity payments begin, payments under all Annuity Options will not be less than those that would be provided by applying the greater of (1) or (2) below, less debt, to any single consideration immediate annuity contract that we offer for sale at the time payments begin to the same class of Annuitants where:

     (1) is Contract Value, reduced by withdrawal charges and any applicable premium taxes; and
     (2)  is 95% of Contract Value.

     If we do not offer a single consideration immediate annuity contract when Annuity payments under the Contract begin, it is our intention to provide rates for use under this provision that are reasonable in relation to rates that are otherwise available in the market at that time.

     The Annuity Option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

     The amount of periodic annuity payments may depend upon:

          .    the Annuity Option selected;

          .    the age and sex of the Annuitant; and

          .    the investment experience of the selected Subaccount(s).

     The age of the Annuitant influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments because females generally live longer than males, resulting in smaller payments for females, than males of the same age.

     Annuity payments are made to the Owner or to the person designated in writing by the Owner to receive payment.

3. Annuity Options.

     You may elect one of the following Annuity Options.


Annuity Option 1--Certain Period Annuity. (This option is available only for annuity payments elected to be made as a Fixed Annuity.)


     Option 1 provides that we will make monthly annuity payments for a certain period of 10 years.

Annuity Option 2--Life Annuity.

     Option 2 provides that we will make monthly annuity payments over the lifetime of the Annuitant.

Annuity Option 3--Life Annuity with Installments Guaranteed.

     Option 3 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetime of the Annuitant.

Annuity Option 4--Joint and Survivor Annuity.

     Option 4 provides that we will pay the full monthly annuity payment while both Annuitants are alive. Upon the death of either Annuitant, we will continue to pay over the lifetime of the surviving Annuitant a percentage of the original monthly annuity payment. The percentage payable after the death of the first Annuitant must be selected at the time the Annuity Option is chosen. The percentages available to the surviving Annuitant are 50%, 66 2/3%, 75% and 100%.

Annuity Option 5--Joint and Survivor Life Annuity with Installments Guaranteed.

     Option 5 provides that we will make full monthly annuity payments for a certain period of 10 years and thereafter while both Annuitants are alive. Upon the death of either Annuitant, we will continue to pay over the lifetime of the surviving Annuitant a percentage of the original monthly annuity payment. The percentage payable after the death of the first Annuitant must be selected at the time the Annuity Option is chosen. The percentages available to the surviving Annuitant are 50%, 66 2/3%, 75% and 100%.

Other Annuity Options--We may make other Annuity Options available.

     A supplementary agreement will be issued to reflect payments that will be made under an Annuity Option. Interest under an Annuity Option will start to accrue on the effective date of the supplementary agreement.

4. Transfers and Conversions During the Annuity Period.

     During the Annuity Period, you may elect to make the following transfers and conversions. Any election must be in writing in a form satisfactory to us. We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer and conversion privileges.

Transfers Between Subaccounts

     A transfer may be made from one Subaccount to another Subaccount, subject to the following limitations:

          . Transfers to a Subaccount are prohibited during the first year of the Annuity Period, and subsequent transfers are limited to one per year.

          .    You may not have more than three Subaccounts after the transfer.

          . The amount transferred must equal at least $5,000 of Annuity Unit value and at least $5,000 of Annuity Unit value must remain in the account from which the transfer is made, unless the transfer will eliminate the account.

          . No transfers may be made during the seven days before an annuity payment date. Any transfer request received during such a period will not be processed unless resubmitted and received after the annuity payment date.

     When a transfer is made between Subaccounts, the number of Annuity Units per annuity payment attributable to a Subaccount to which the transfer is made is equal to a. multiplied by b. divided by c. where:

          a. is the number of Annuity Units per annuity payment in the Subaccount from which the transfer is being made;

          b. is the Annuity Unit value for the Subaccount from which the transfer is being made; and

          c. is the Annuity Unit value for the Subaccount to which the transfer is being made.

Conversions From a Fixed Annuity Payment

     You may convert Fixed Annuity payments to Variable Annuity payments subject to the following:

          . at least $30,000 of annuity reserve value must be transferred from our General Account unless the transfer will eliminate the full amount of the annuity reserve value;

          . at least $30,000 of annuity reserve value must remain in our General Account after a transfer unless the transfer will eliminate the annuity reserve value;

          . conversions from a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

          . we must receive notice at least 30 days prior to the anniversary of the Annuity Date.

     When a conversion is made from Fixed Annuity payment to Variable Annuity payment, the number of Annuity Units per annuity payment attributable to a Subaccount to which the conversion is made is equal to a. divided by b. divided by c. where:

          a. is the annuity reserve being transferred from our General Account;

          b. is the Annuity Unit value for the Subaccount to which the transfer is being made; and

          c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

Conversions To a Fixed Annuity Payment

     You may convert Variable Annuity payments to Fixed Annuity payments subject to the following:

          . conversions to a Fixed Annuity payment will be applied under the same Annuity Option as originally selected;

          . at least $30,000 of Annuity Unit value must be transferred to our General Account from the Subaccounts;

          . at least $5,000 of Annuity Unit value must remain in a Subaccount after a transfer unless the transfer will eliminate your interest in the Subaccount;

          . conversions to a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

          . we must receive notice at least 30 days prior to the anniversary of the Annuity Date.

     When a conversion is made from a Variable Annuity payment to a Fixed Annuity payment, the number of Annuity Units per payment attributable to a Subaccount from which the conversion is made is the product of a. multiplied by
b. multiplied by c. where:

          a. is the number of Annuity Units representing the interest in such Subaccount per annuity payment;

          b. is the Annuity Unit value for such Subaccount; and

          c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

5. Annuity Unit Value.

     The Annuity Unit value for each Subaccount is determined at the end of a Valuation Period by multiplying the result of a. times b. by c. where:

          a. is the Annuity Unit value for the immediately preceding Valuation Period;

          b. is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated; and

          c. is the interest factor of .99993235 per calendar day of the subsequent Valuation Period to offset the effect of the assumed rate of 2.5% per year used in the Annuity Option Table in your Contract. We may also make available Annuity Options based on assumed investment rates other than 2.5%.

     The net investment factor for a Subaccount for any Valuation Period is:

          . the Subaccount's Accumulation Unit value at the end of the current Valuation Period; divided by

          . the Subaccount's Accumulation Unit value at the end of the preceding Valuation Period.

6. First Periodic Payment Under a Variable Annuity.

     To determine the first payment under a Variable Annuity, the Separate Account Contract Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first annuity payment is due, is first reduced by any applicable:

          .    charges for other benefits; and

          .    any premium taxes that may apply.

     The remaining value will then be used to determine the first monthly annuity payment which is based on the guaranteed annuity option shown in the Annuity Option Table in your Contract. The guaranteed monthly payments are based on an interest rate of 2.5% per year, and where mortality is involved, the 2000 individual annuity mortality table developed by the Society of Actuaries, projected using Scale G to the Year 2015. We may also make available Variable Annuity payment options based on assumed rates other than 2.5%, but not greater than 5.00%. You may elect any option available.


     If we offer alternative assumed rate options, your selection of any available assumed rate options would be a critical assumption for calculating periodic payments under a Variable Annuity. The first payment under a Variable Annuity will be based upon the assumed rate selected. The remaining payments will fluctuate based on the performance of the underlying Subaccounts. The greater the assumed rate, the greater the initial annuity payment. But a higher assumed rate may result in a smaller potential growth in future annuity payments when the Subaccounts earn more than the assumed rate. On the other hand, a lower assumed rate results in a lower initial annuity payment, but future annuity payments have the potential to be greater when the Subaccounts cam more than the assumed rate. Indeed, it is possible that after a sufficient period of time, payments determined using a higher assumed rate may be lower than payments commencing at the same time using the same Subaccounts but a lower assumed rate. Whether you would be better or worse off using a higher or lower assumed rate depends on the Annuity Option you choose, the investment performance of the Subaccounts you choose, and the period for which payments are received.


7. Subsequent Periodic Payments Under a Variable Annuity.

     The dollar amount of subsequent annuity payments may increase or decrease depending on the investment experience of each Subaccount. A 2.5% per annum rate of net investment earnings is assumed by the Contract's annuity tables. If the actual net investment earnings rate exceeds 2.5% per annum, payments increase accordingly. Conversely, if the actual rate is less than 2.5% per annum, annuity payments decrease. The number of Annuity Units per annuity payment will remain fixed for each Subaccount unless a transfer is made in which case, the number of Annuity Units per annuity payment will change.

     The number of Annuity Units for each Subaccount is calculated by dividing
a. by b. where:

          a. is the amount of the monthly payment that can be attributed to that Subaccount; and

          b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

     After the first annuity payment, subsequent monthly annuity payments are calculated by adding, for each Subaccount, the product of a. times b. where:

          a. is the number of Annuity Units per annuity payment in each Subaccount; and

          b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

     After the first annuity payment, we guarantee that the dollar amount of each subsequent annuity payment will not be adversely affected by changes in mortality experience or actual expenses from the mortality and expense assumptions on which we based the first payment.

8. Periodic Payments Under a Fixed Annuity.

     To determine payments under a Fixed Annuity, the portion of the Contract Value on the first day preceding the date on which the first annuity payment is due, is first reduced by any charges for other benefits and any premium taxes that may apply. The remaining value will then be used to determine the Fixed Annuity monthly payment in accordance with the Annuity Option selected. Current annuity rates will be used if they produce greater payments than those quoted in the Contract.

9. Death of Annuitant or Owner.

     If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the interest rate used to calculate payments upon annuitization for the fixed installments and the assumed rate for the variable installments.

     The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.

     If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

     Under Annuity Option 4, annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

     If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

          . If the Owner was the sole owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

          . If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.

10. Protection of Benefits.

     Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

11. Age, Gender and Survival.

     We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.

     If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

                              FEDERAL INCOME TAXES

A. INTRODUCTION.

     This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

     This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.

B. OUR TAX STATUS.

     We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes.

C. TAXATION OF ANNUITIES IN GENERAL.

1. Tax Deferral During Accumulation Period.

     Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Plan Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

          .    the Contract must be owned by an individual,

          .    Separate Account investments must be "adequately diversified",

          . we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

          . annuity payments must appropriately amortize Purchase Payments and Contract earnings.

     Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons," such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

     Additional exceptions to this rule include:

          .    certain Contracts acquired by a decedent's estate,

          .    certain Qualified Plan Contracts,

          .    certain Contracts used with structured settlement agreements, and

          . certain Contracts purchased with a single premium when the annuity starting date is no later than one year from contract purchase and substantially equal periodic payments are made at least annually.

     Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the Contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the Contract Value and the Purchase Payments.

     Although we do not control Fund investments, we expect that each Portfolio of the Funds will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

     Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. In these circumstances, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.

     We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However, there is no assurance that our efforts would be successful.

     Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when you have reached an advanced age, e.g., age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

     The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2. Taxation of Partial and Full Withdrawals from Non-Qualified Plan Contracts.

     Partial withdrawals from a Non-Qualified Plan Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract." Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments minus amounts previously received from the Contract that were not includible in your income.

     Any assignment or pledge (or agreement to assign or pledge) of Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to that assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

     The Contract's death benefit may exceed Purchase Payments or Contract Value. As described in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion) could be treated as a partial withdrawal.

     There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3. Taxation of Annuity Payments.

     Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any period certain or refund feature, to the expected value of the fixed annuity payments.

     Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the Annuitant in the last taxable year.

     The Owner may elect to receive a lump sum payment after the Annuity Date. In the case of a Non-Qualified Plan Contract, we will treat a portion of such a lump sum payment as includible in income, and will determine the taxable portion of subsequent periodic payments by applying an exclusion ratio to the periodic payments. However, the federal income tax treatment of such a lump sum payment, and of the periodic payments made thereafter, is uncertain. It is possible the IRS could take a position that greater amounts are includible in income than we currently believe is the case. Prior to electing a lump sum payment after the Annuity Date, you should consult a tax adviser about the tax implications of making such an election.

4. Taxation of Death Benefits.

     Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income as follows:

          .    if distributed in a lump sum are taxed like a full withdrawal, or

          . if distributed under an Annuity Option are taxed like annuity payments.

     After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows:

          . if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the contract, or

          . if distributed in accordance with the selected Annuity Option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

     Thereafter, all annuity payments are fully includible in income.

5. Penalty Tax on Premature Distributions.

     A 10% penalty tax applies to a taxable payment from a Non-Qualified Plan Contract unless:

          .    received on or after you reach age 59 1/2,

          .    attributable to your disability,

          . made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

          . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated beneficiary (within the meaning of the tax law),

          . made under a Contract purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually, or

          . made with annuities used with certain structured settlement agreements.

     Other exceptions may apply.

6. Aggregation of Contracts.

     The taxable amount of an annuity payment or withdrawal from a Non-Qualified Plan Contract may be determined by combining some or all of the Non-Qualified Plan Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons.

     For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS.

     Qualified Plan Contracts are used with retirement plans which receive favorable tax treatment as Individual Retirement Annuities, Simplified Employee Pensions--IRAs, Simple IRAs, Roth Individual Retirement Annuities, tax sheltered annuities, and certain deferred compensation plans ("qualified plans"). Numerous special tax rules apply to qualified plans and to Qualified Plan Contracts. Therefore, we make no attempt to provide more than general information about use of Qualified Plan Contracts. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser.

     Under the Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should only consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.

     The tax rules applicable to qualified plans vary according to the type, terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Plan Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Plan Contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (Owners should always consult their tax advisers and retirement plan fiduciaries prior to exercising their loan privileges.) Both the amount of the permitted contribution, and the corresponding deduction or exclusion, are limited under qualified plans. In Qualified Plan Contracts, the Owner and Annuitant generally are the same individual. The Owner may also designate a Joint Annuitant who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. However, a Joint Annuitant may not be elected under a qualified plan. If a Joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a Joint Annuitant is named who is not the Annuitant's spouse, the annuity options may be limited, depending on the difference in their ages.

     Qualified Plan Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit or other optional benefits under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

     If you elect to receive a lump sum payment of a portion of the annuity income payments, it is possible that the remaining annuity income payments will not satisfy the minimum distribution requirements. You should consult a tax adviser about the implications under the minimum distribution requirements of taking a lump sum payment.

     A 10% penalty tax may apply to the taxable amount of payments from Qualified Plan Contracts. For Individual Retirement Annuities, the penalty tax does not apply to a payment:

          .    received after you reach age 59 1/2,

          .    received after your death or because of your disability, or

          . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

     In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

     Qualified Plan Contracts are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1. Qualified Plan Types.

     We may issue Contracts for the following types of qualified plans.

     Individual Retirement Annuities. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA". The Code limits the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly know as an "Education IRA").

     Simplified Employee Pensions (SEP-IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

     SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

     Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain other respects including:

          .    Roth IRA contributions are never deductible,

          . "qualified distributions" from a Roth IRA are excludable from income,

          .    mandatory distribution rules do not apply before death,

          . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

          .    special eligibility requirements apply, and

          . contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

     All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

     Any "qualified distribution," as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first five years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

     Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. The Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

     Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." If you purchase a Contract for such purposes, you should seek competent advice regarding eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

     Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

          . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

          .    earnings on those contributions, and

          . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

     These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.) Additional restrictions may be imposed by the plan sponsor.

     Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. Direct Rollovers.

     If the Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

          . minimum distributions required under Section 401(a)(9) of the Code, and

          . certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

     Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid withholding by electing a direct rollover.

E. FEDERAL INCOME TAX WITHHOLDING.

     We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

                            DISTRIBUTION OF CONTRACTS

     The Contracts are sold by licensed insurance agents in the State of New York. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are expected to range from 0% to 5% of Purchase Payments. We may also pay continuing "trail" commissions that may vary, but are expected to range from 0% to 2%, as an annual percentage, on in-force Contract Values. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:


                   Investors Brokerage Services, Inc. ("IBS")
                              2500 Westfield Drive
                           Elgin, Illinois 60123-7836

     IBS is a wholly-owned subsidiary of Banc One Insurance Holdings, Inc., an affiliate of CILCONY. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different contract features, charges and investment options.


                                  VOTING RIGHTS

     Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

     Owners have voting rights in a Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. During the Annuity Period, voting rights decrease as Annuity Units decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

     After each calendar quarter, we send you a statement showing Purchase Payments received, amounts credited to each Subaccount and to the Dollar Cost Averaging Fixed Account, investment experience, and charges made since the last report, as well as any other information required by statute. In addition, you receive written confirmation of financial transactions and credits when received. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.


     You may direct inquiries to the selling agent or may call 1-866-730-1309 or write to Chase Insurance Life Company of New York, Customer Service, 2500 Westfield Drive, Elgin, Illinois 60123-7836.


                                 LEGAL MATTERS

     Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contract have been passed upon by Juanita M. Thomas, attorney at law. Jorden Burt LLP, Washington, D.C., has advised us on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts.

                             SPECIAL CONSIDERATIONS

     We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

     Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

                              AVAILABLE INFORMATION

     We file reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and 500 West Madison, Suite 1400, Northwestern Atrium Center, Chicago, Illinois. Copies also can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     We have filed a registration statement (the "Registration Statement") relating to the Contracts with the SEC under the Securities Act of 1933. This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement. The Registration Statement contains further information about us and the Contracts. The Registration Statement may be inspected and copied, and copies can be obtained at prescribed rates, as mentioned above.

                                LEGAL PROCEEDINGS


     There are no material legal proceedings pending to which the Separate Account, CILCONY or IBS is a party.


             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION





     The Statement of Additional Information, Table of Contents is: Services to the Separate Account; State Regulation; Experts; Financial Statements; Report of Independent Registered Accounting Firm;
Unaudited GAAP Balance Sheet of Zurich Life Insurance Company of New York ("ZLICONY") (now known as Chase Insurance Life Company of New York
("CILCONY")) as of September 30, 2004
Unaudited Statements of Income, Stockholder's Equity and Cash Flows for CILCONY for the six-month period ending June 30, 2004 and the three-month period ending September 30, 2004
Report of Independent Registered Public Accounting Firm
Balance Sheet of CILCONY as of December 31, 2003
Report of Independent Registered Public Accounting Firm
Statutory Financial Statements of ZLICONY, years ended December 31, 2003 and
2002
Report of Independent Registered Public Accounting Firm
Statutory Financial Statements of ZLICONY, years ended December 31, 2002 and 2001. Please read the Statement of Additional Information in conjunction with this Prospectus.


                              FINANCIAL STATEMENTS


     Financial statements of ZLICONY (now known as Chase Life and Annuity Company of New York ('CILCONY') are included in the Statement of Additional Information. The financial statements should be considered primarily as bearing upon the ability of CILCONY to meet its obligations under the Contracts. No financial statements for the Separate Account are included in the Statement of Additional Information. As of the date of the Statement of Additional Information, the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expenses.

                                    APPENDIX


  CHASE INSURANCE LIFE COMPANY OF NEW YORK FLEXIBLE PREMIUM FIXED AND VARIABLE
       DEFERRED ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

     This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Chase Insurance Life Company of New York and from any district office of the Internal Revenue Service. Also, see IRS Publication 590, Individual Retirement Arrangements (IRAs).


     This Disclosure Statement is for your general information and is not intended to be exhaustive or conclusive, to apply to any particular person or situation, or to be used as a substitute for qualified legal or tax advice.

     Please note that the information contained herein is based on current Federal income tax law, income tax regulations, and other guidance provided by the IRS. Hence, this information is subject to change upon an amendment of the law or the issuance of further regulations or other guidance. Also, you should be aware that state tax laws may differ from Federal tax laws governing such arrangements. You should consult your tax adviser about any state tax consequences of your IRA or Roth IRA, whichever is applicable.

A. REVOCATION


     Within seven days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, write Chase Insurance Life Company of New York, 2500 Westfield Drive, Elgin, IL 60123-7836 or call 1-866-730-1309.


     Notice of revocation will be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of the certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first class postage prepaid, properly addressed.

B. STATUTORY REQUIREMENTS

     This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

     1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

     2. The Contract must be nontransferable by the owner.

     3. The Contract must have flexible premiums.

     4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date) (see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of Section 401(a) of the Code, do not apply to Roth IRAs.

     If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated beneficiary may elect to receive the entire interest over his or her life, or over a certain period not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

     5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

     6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAS

     1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

     2. You must complete the rollover by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

     3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

     4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

     5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

     6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

     1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $3,000 for 2002 through 2004, $4,000 for 2005 through 2007, and $5,000 for 2008. After 2008, the limit is indexed annually in $500 increments, except as otherwise provided by law. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $500 for 2002 through 2005, and $1,000 for 2006 and thereafter, except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

     2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $6,000 for the year.

     3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

          a. The maximum annual contribution, or

          b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

     The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

     4. If either you or your spouse is an active participant in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

Joint Returns

Taxable year beginning in:    Phase-out range
--------------------------   ----------------
2003                         $60,000-$ 70,000

2004                         $65,000-$ 75,000

2005                         $70,000-$ 80,000

2006                         $75,000-$ 85,000

2007 and thereafter          $80,000-$100,000

Single Taxpayers

Taxable year beginning in:    Phase-out range
--------------------------   ----------------
2003                         $40,000-$ 50,000

2004                         $45,000-$ 55,000

2005 and thereafter          $50,000-$ 60,000

     The phase-out range for married individuals filing separately is $0-$10,000. If you file a joint tax return and are not an active participant in an employer-sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $150,000 and $160,000.

     To designate a contribution as nondeductible, you must file IRS Form 8606, Nondeductible IRAs. You may have to pay a penalty if you make nondeductible contributions to an IRA and you do not file Form 8606 with your tax return, or if you overstate the amount of nondeductible contributions on your Form 8606. If you do not report nondeductible contributions, all of the contributions to your traditional IRA will be treated as deductible, and all distributions from your IRA will be taxed, unless you can show, with satisfactory evidence, that nondeductible contributions were made.

     5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

     6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

     7. For tax years beginning before January 1, 2007, a taxpayer may qualify for a tax credit for contributions to an IRA, depending on the taxpayer's adjusted gross income.

E. SEP IRAs

     1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $40,000 (indexed for cost-of-living increases beginning after 2002) or 25% of compensation.

     2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAs

     1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

     2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $8,000 for 2003, $9,000 for 2004, and $10,000 for 2005. After 2005, the limit is indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $200,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

     3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

     4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years have passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

     2. In general, taxable distributions are included in your gross income in the year you receive them.

     3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

     4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

     Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint life expectancy.

     The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary, determined as set forth in applicable federal income tax regulations.

     If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

     In addition, the after-death minimum distribution requirements described generally in section B. STATUTORY REQUIREMENTS apply to IRAs and SIMPLE IRAs.

     If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAS

     1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of
Section 408A of the Code. (Except as otherwise indicated, references herein to an "IRA" are to an "individual retirement plan," within the meaning of Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here.

     2. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract. We reserve the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

     3. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

     4. The minimum distribution requirements that apply to IRAs do not apply to Roth IRAs while the owner is alive. However, after the death of a Roth IRA owner, the after-death minimum distribution rules that apply to IRAs also apply to Roth IRAs as though the Roth IRA owner died before his or her required beginning date. You may not use your Roth IRA to satisfy minimum distribution requirements for traditional IRAs. Nor may you use distributions from an IRA for required distributions from a Roth IRA.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAS

     1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

     2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).

     The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

          (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

          (b) $15,000 (or $10,000 if you are married).

     For this purpose, "adjusted gross income" is determined in accordance with
Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

     A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAS

     1. Rollovers and Transfers--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

     You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

     The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax-free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

     2. Taxation of Rollovers and Transfers to Roth IRAs--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

     In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will generally not apply unless the amounts rolled over or transferred are withdrawn within the five-year period beginning with the taxable year in which such contribution was made.

     3. Transfers of Excess IRA Contributions to Roth IRAs--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

     4. Taxation of Conversions of IRAs to Roth IRAs--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

     A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

     UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

     5. Separate Roth IRAs--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAS

     1. Qualified Distributions--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain age 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or
(2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

     2. Nonqualified Distributions--A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

     An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

     1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

     If contributions to your IRA for a year are more than the contribution limit, you can apply the excess contribution in one year to a later year if the contributions for that later year are less than the maximum allowed for that year.

     2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

     There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first two years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

          1. To amounts that are rolled over or transferred tax-free;

          2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

          3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your beneficiary; or

          4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.

O. IRA EXCISE TAX REPORTING

     Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

     If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. REPORTING

     We will provide you with any reports required by the Internal Revenue Service.

R. ESTATE TAX

     Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)

     1. If on the enrollment application you indicated an allocation to a Subaccount or if you transfer Contract Value to a Subaccount, a daily charge of an amount which will equal an aggregate of 1.85% per annum will be assessed against Separate Account Contract Value.

     2. Withdrawal charges will be assessed based on the years elapsed since the first day of the calendar quarter during which each Purchase Payment was received by ZLICONY. The charges are as follows: Year 1, 5%; Year 2, 4%; Year 3, 3%; Year 4, 3%; Year 5, 2%; Year 6, 1%; Year 7 and thereafter, 0%. These charges may not be assessed in certain situations.

     3. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value" for Separate Account Value.


     4. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Subaccounts or rates of interest as declared by Chase Insurance Life Company of New York for Contract Value held in the Dollar Cost Averaging Fixed Account.

                       STATEMENT OF ADDITIONAL INFORMATION


                               February    , 2005
                                        ---


                       INDIVIDUAL FLEXIBLE PREMIUM, FIXED
                     AND VARIABLE DEFERRED ANNUITY CONTRACTS

                                    Issued By


                    Chase Insurance Life Company of New York


                                       and


                    CILCONY VARIABLE ANNUITY SEPARATE ACCOUNT


    HOME OFFICE: 153 W. 51st Street, New York, New York 10019 (212) 373-1227


This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the
Separate Account dated                 . The Prospectus may be obtained from
                       ---------------
Chase Insurance Life Company of New York by writing to us at 2500 Westfield Drive, Elgin, IL 60123-7836 or calling 1-866-730-1309.


                                TABLE OF CONTENTS





                                                                                     Page
                                                                                     ----

Services to the Separate Account                                                        2
State Regulation                                                                        3
Experts                                                                                 3
Financial Statements                                                                    3
Unaudited GAAP Balance Sheet of Zurich Life Insurance Company of New York
("ZLICONY") (now known as Chase Insurance Life Company of New York ("CILCONY"))
as of September 30, 2004                                                                4
Unaudited Statements of Income, Stockholder's Equity and Cash Flows for CILCONY
for the six-month period ending June 30, 2004 and the three-month period ending
September 30, 2004                                                                      5
Report of Independent Registered Public Accounting Firm                                 8
Balance Sheet of CILCONY as of December 31, 2003                                        9
Report of Independent Registered Public Accounting Firm                                20
Statutory Financial Statements of ZLICONY, years ended December 31, 2003 and
2002                                                                                   21
Report of Independent Registered Public Accounting Firm                                54
Statutory Financial Statements of ZLICONY, Years ended December 31, 2002 and
2001                                                                                   55

                        SERVICES TO THE SEPARATE ACCOUNT




 Custodian and Independent Registered Public Accounting Firm for the CILCONY Variable Annuity Separate Account

Chase Insurance Life Company of New York ("CILCONY") maintains the books and records of the CILCONY Variable Annuity Separate Account (the "Separate Account"). CILCONY holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of CILCONY. CILCONY maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses (as described in the Prospectus), are borne by CILCONY. PricewaterhouseCoopers LLP performed the annual audit of the statutory financial statements of ZLICONY for the years ended December 31, 2003, 2002 and 2001. PricewaterhouseCoopers LLP performed the audit of the balance sheet of ZLICONY as of December 31, 2003, prepared in accordance with accounting principles generally accepted in the United States of America.

Distribution of the Contracts


The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are continuously distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), an indirect, wholly-owned subsidiary of JPMorgan Chase & Co., an affiliate of CILCONY, which enters into selling group agreements with affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

CILCONY pays commissions to the seller which may vary but are expected to range from 0% to 5% of Purchase Payments. CILCONY may also pay continuing "trail" commissions that may vary, but are expected to range from 0% to 2%, as an annual percentage, on in-force Contract Values. As of the date of this Statement of Additional Information, CILCONY has not paid any commissions in connection with the sale of the Contracts.

                                STATE REGULATION


CILCONY is subject to the laws of New York governing insurance companies and to regulation by the New York Department of Insurance. An annual statement in a prescribed form is filed with the New York Department of Insurance each year. CILCONY's books and accounts are subject to review by the New York Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies.


                                     EXPERTS





The statutory financial statements of admitted assets, liabilities and capital stock and surplus as of December 31, 2003 and 2002 and the related statutory statements of operations, capital stock and surplus, and cash flows for each of the two years in the period ended December 31, 2003 and the statutory financial statements of admitted assets, liabilities and capital stock and surplus as of December 31, 2002 and 2001 and the related statutory statements of operations, capital stock and surplus, and cash flows for each of the two years in the period ended December 31, 2002 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, our independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


The balance sheet as of December 31, 2003 included in this prospectus, has been so included in reliance on the report of PricewaterhouseCoopers LLP, our independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


                              FINANCIAL STATEMENTS





This Statement of Additional Information contains statutory financial statements for ZLICONY and a balance sheet prepared in accordance with generally accepted accounting principles. Also included are unaudited interim financial statements as of September 30, 2004. The financial statements of ZLICONY should be considered primarily as bearing on our ability to meet our obligations under the Contract. The Contracts are not entitled to participate in our earnings, dividends, or surplus. No financial statements for the Separate Account have been included herein. As of the date of this Statement of Additional Information, the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expenses.

Chase Insurance Life Company of New York
Balance Sheets
(In Thousands, Except Share Data)


                                                                Successor      Predecessor
                                                                  (JPMC)        (Bank One)
                                                              September 30,   December 31,
                                                                  2004*          2003**
                                                              -------------   ------------
                                                               (unaudited)      (audited)
ASSETS
   Fixed maturity securities                                     $101,144       $ 99,959
   Policy loans                                                        13             --
                                                                 --------       --------
Total investments                                                 101,157         99,959

   Cash                                                             3,613          2,315
   Accrued investment income                                        1,216          1,203
   Reinsurance recoverable                                          2,464          1,592
   Deferred policy acquisition costs                                  222            565
   Federal income tax recoverable                                      --            220
   Deferred income taxes                                              163            679
   Other assets and receivables                                       345            228
                                                                 --------       --------
      Total Assets                                               $109,180       $106,761
                                                                 ========       ========
LIABILITIES
   Future policy benefits                                        $ 29,210       $ 30,625
   Other policyholder benefits and funds payable                      323             92
   Other accounts payable and liabilities                           1,448            577
                                                                 --------       --------
Total liabilities                                                  30,981         31,294
                                                                 --------       --------
Stockholder's equity
   Capital stock-$1,000 par value, authorized 2,000 shares;
      outstanding 2,000 shares                                      2,000          2,000
   Additional paid in capital                                      74,036         71,741
   Accumulated other comprehensive income                           1,666          1,103
   Retained earnings                                                  497            623
                                                                 --------       --------
Total stockholder's equity                                         78,199         75,467
                                                                 --------       --------
      Total Liabilities and Stockholder's Equity                 $109,180       $106,761
                                                                 ========       ========


* Results reflect purchase accounting adjustments related to the JPM Chase/Bank One merger in 2004.

** Results reflect purchase accounting adjustments related to the Bank One acquisition of Zurich Life in 2003.

Chase Insurance Life Company of New York
Statements of Operations
(In thousands)
(Unaudited)


                                                     Successor
                                                       (JPMC)              Predecessor
                                                Three Months Ended          (Bank One)
                                              July, 1 - September 30,   Six Months Ended
                                                       2004*             June 30, 2004
                                              -----------------------   ----------------
REVENUE
Net investment income                                  $1,143                $2,214
Realized capital gains (losses)                            38                    55
Premium income                                            238                   460
Surrender charges                                           6                    19
                                                       ------                ------
   Total revenue                                        1,425                 2,748
                                                       ------                ------
BENEFITS AND EXPENSES
Interest credited to policyholders                        347                   692
Claims incurred and other benefits                       (313)                 (317)
Commissions                                                19                   (56)
Taxes, licenses and fees                                    6                    49
Operating expenses                                        812                 1,342
Deferral of insurance acquisition costs                  (231)                 (743)
Amortization of insurance acquisition costs                 9                   117
Other expenses                                              1                    --
                                                       ------                ------
   Total benefits and expenses                            649                 1,084
Income before income tax expense                          776                 1,664
                                                       ------                ------
Income tax expense                                        279                   545
                                                       ------                ------
Net income                                             $  497                $1,119
                                                       ======                ======


* Results reflect purchase accounting adjustments resulting from the JPM Chase/Bank One merger in 2004.

Chase Insurance Life Company of New York
Statements of Stockholder's Equity
(In thousands)
(Unaudited)


                                                                            Successor
                                                                              (JPMC)              Predecessor
                                                                       Three Months Ended          (Bank One)
                                                                     July, 1 - September 30,   Six Months Ended
                                                                              2004*             June 30, 2004**
                                                                     -----------------------   ----------------
Common stock, beginning and end of period                                    $ 2,000                $ 2,000
                                                                             -------                -------
Additional paid in capital, beginning of period                               72,596                 71,741
   Purchase accounting adjustments                                             1,440                    855
                                                                             -------                -------
      End of period                                                           74,036                 72,596

Accumulated other comprehensive income (loss), beginning of period              (325)                 1,103
   Purchase accounting adjustments                                               325                     --
   Other comprehensive income (loss), net of tax                               1,666                 (1,428)
                                                                             -------                -------
      End of period                                                            1,666                   (325)

Retained earnings, beginning of period                                         1,742                    623
   Purchase accounting adjustments                                            (1,742)                    --
   Net income                                                                    497                  1,119
                                                                             -------                -------
      End of period                                                              497                  1,742
                                                                             -------                -------
      Total stockholder's equity                                             $78,199                $76,013
                                                                             =======                =======


* Results reflect purchase accounting adjustments related to the JPM Chase/Bank One merger in 2004.

** Results reflect final purchase accounting adjustments related to the Bank One acquisition of Zurich Life in 2003.

Chase Insurance Life Company of New York
Statements of Cash Flows
(in thousands)
(Unaudited)


                                                                            Successor
                                                                              (JPMC)              Predecessor
                                                                        Three Months Ended         (Bank One)
                                                                     July, 1 - September 30,   Six Months Ended
                                                                               2004*            June 30, 2004**
                                                                     -----------------------   ----------------
Cash flows from operating activities
   Net income                                                                $   497                $ 1,119
   Reconcilement of net income to net cash flow from operating activities:
      Realized investment gains                                                  (38)                   (55)
      Interest credited and other charges                                       (236)                   302
      Deferred insurance acquisition costs, net                                 (222)                  (626)
      Amortization of net discount/premium on investments                        176                    487
      Deferred federal income tax                                               (101)                    48
      Net change in current federal incomes                                      349                    (71)
      Reserve for claims                                                         169                     61
      Reinsurance payable                                                        708                   (287)
      Other                                                                      395                   (113)
                                                                             -------                -------
      Net cash from operating activities                                       1,697                    865
                                                                             -------                -------
Cash flows from investing activities
   Cash from investments sold or matured:
      Fixed maturities held to maturity                                        2,145                  3,257
      Fixed maturities sold prior to maturity                                  2,575                  1,481
      Mortgage loans, policy loans and other invested assets                       1                    (14)
   Cost of investments purchased or loans originated:
      Fixed maturity securities                                               (4,682)                (5,990)
      Net change in receivable/payable for securities transactions              (424)                   424
                                                                             -------                -------
      Net cash from investing activities                                        (385)                  (842)
                                                                             -------                -------
Cash flows from financing activities
   Policyholder account balances:
         Deposits                                                                493                    621
         Withdrawals                                                            (281)                  (870)
   Other (cash overdraft)                                                        (22)                    22
                                                                             -------                -------
   Net cash from financing activities                                            190                   (227)
                                                                             -------                -------
   Net increase (decrease) in cash                                             1,502                   (204)
Cash, beginning of period                                                      2,111                  2,315
                                                                             -------                -------
Cash, end of period                                                            3,613                $ 2,111
                                                                             =======                =======


* Results reflect purchase accounting adjustments related to the JPM Chase/Bank One merger in 2004.

** Results reflect final purchase accounting adjustments related to the Bank One acquisition of Zurich Life in 2003.

               Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholder of Chase Insurance Life Company of New
York:



In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Chase Insurance Life Company of New York (formerly Zurich Life Insurance Company of New York) (the Company) as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Chicago, Illinois
February 7, 2005

Chase Insurance Life Company of New York
Balance Sheet
As of December 31, 2003
--------------------------------------------------------------------------------

(In Thousands, Except Share Data)                                         2003
                                                                        --------
Assets
   Fixed maturity securities, available-for-sale, at fair value
      (amortized cost $98,263)                                          $ 99,959
                                                                        --------
Total Investments                                                         99,959
   Cash                                                                    2,315
   Accrued investment income                                               1,203
   Reinsurance recoverable                                                 1,592
   Deferred policy acquisition costs                                         565
   Federal income tax recoverable                                            220
   Deferred income taxes                                                     679
   Other assets and receivables                                              228
                                                                        --------
TOTAL ASSETS                                                            $106,761
                                                                        ========
Liabilities
   Future policy benefits                                               $ 30,625
   Other policyholder benefits and funds payable                              92
   Payable to related party                                                  219
   Other accounts payable and liabilities                                    358
                                                                        --------
Total Liabilities                                                         31,294
                                                                        --------
Stockholder's Equity
   Capital stock - $1,000 par value, authorized 2,000 shares;
      outstanding 2,000 shares                                             2,000
   Additional paid in capital                                             71,741
   Accumulated other comprehensive income                                  1,103
   Retained earnings                                                         623
                                                                        --------
Total Stockholder's Equity                                                75,467
                                                                        --------
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY                                $106,761
                                                                        ========


                  See the accompanying notes to balance sheet.

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

1.   Organization and Basis of Presentation


     Chase Insurance Life Company of New York ("the Company") or ("CILCONY"), formerly Zurich Life Insurance Company of New York, issues term life insurance and fixed annuity products in the State of New York primarily through an affiliated company, Chase Insurance Direct, Inc. ("CID"), formerly Zurich Direct, Inc. CID is an insurance agency that markets the Company's products directly to consumers using direct mail, radio, magazine and television advertising. The Company is a wholly-owned subsidiary of Chase Insurance Life and Annuity Company ("CILAAC"), formerly Federal Kemper Life Assurance Company ("FKLA"). The Company was a wholly-owned subsidiary of Kemper Investors Life Insurance Company ("KILICO") through September 2, 2003. KILICO is a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a non-operating holding company which is ultimately owned by Zurich Financial Services ("ZFS").

     On May 30, 2003, ZFS and Bank One Corporation ("Bank One") announced plans for Bank One to acquire a significant portion of ZFS's Zurich Life companies. The acquisition was completed on September 3, 2003. As a result, Kemper sold the capital stock of Zurich Life Insurance Company of America ("ZLICA") now known as Chase Insurance Life Company ("CILC"), FKLA, and Zurich Direct Inc. to Banc One Insurance Holdings, Inc. ("BOIH"), a subsidiary of Bank One. KILICO transferred 100% of the capital stock of the Company to FKLA, effective September 3, 2003--see note 11.


2.   Summary of Significant Accounting Policies

     Use of Estimates

     The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The presentation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosures. Actual results could differ from those estimates.

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------


Purchase Accounting

The acquisition of FKLA was accounted for using the purchase method of accounting that requires that the assets and liabilities of FKLA as well as the Company be fair valued as of September 1, 2003. The total purchase price of approximately $425 million has been allocated proportionately to the assets and liabilities of the Company using their fair values at the acquisition date. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition at September 1, 2003.



(in thousands)

Investments and cash                                   $93,530
Accrued investment income                                1,033
Reinsurance recoverable                                    488
Deferred income taxes                                      454
Other assets                                                94
                                                       -------
   Total assets                                         95,599
                                                       -------

Future policy benefits                                  20,883
Other policyholder benefits and funds payable              137
Other accounts payable and liabilities                     838
                                                       -------
   Total liabilities                                    21,858
                                                       -------
   Net assets acquired                                  73,741

Purchase price                                          73,741
                                                       -------
   Purchase price in excess of net assets acquired     $    --
                                                       =======

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

     Investments


     Investments in fixed maturity securities are carried at fair value and are classified as available for sale when, in management's judgement, they may be sold in response to or in anticipation of changes in market conditions as part of the Company's management of its structural interest rate risk. The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities ("MBS") and asset-backed securities ("ABS"), over the estimated life of the security. Such amortization or accretion is included in net investment income. Accretion of the discount or amortization of the premium from mortgage-backed and asset backed securities is recognized using a level effective yield method which considers the estimated timing and amount of prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. The Company does not accrue interest income on fixed maturity securities deemed to be other-than-temporarily impaired.

     Net unrealized gains or losses on investments are credited or charged to accumulated other comprehensive income net of deferred income tax expense.


     Impairment Losses on Investments

     Management regularly reviews its fixed maturity portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, the current fair value as compared to cost or amortized cost, as appropriate, of the security, the length of time the security's fair value has been below cost or amortized cost, and by how much, specific credit issues related to the issuer and current economic conditions. Also, the Company estimates the cash flows over the life of purchased beneficial interests in mortgage-backed and asset-backed assets. Based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and the amount, then other-than-temporary impairment is recognized and the purchased beneficial interest is written down to fair value. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment.


     Significant changes in the factors the Company considers when evaluating an investment for impairment losses could result in a significant change in estimated impairment losses reported in the balance sheet.


     Premiums

     Premiums for term life policies are reported as earned when due. Profits for such policies are recognized over the duration of the insurance policies by matching benefits and expenses to premium income. Fee revenue is recognized for annuity contracts, based on contractual terms, when earned.

     Reinsurance

     In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new term life premiums to unaffiliated reinsurers. Although these reinsurance agreements

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

     contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and obligations to policyholders.

     Deferred Policy Acquisition Costs

     The costs of acquiring new business, principally commission expense and certain policy issuance and underwriting expenses, have been deferred to the extent they are recoverable from estimated future gross profits on the related contracts and policies. For traditional life insurance products, the deferred acquisition costs ("DAC") are amortized over the premium-paying periods of the related policies. For annuities, DAC is amortized ratably over the present value of the estimated gross profits of the related policies.

     Future Policy Benefits


     Insurance policy and claim reserves for the insurance business acquired were initially recognized in purchase accounting at fair value. Fair value was determined based on a number of assumptions including mortality, morbidity, expenses, persistency and interest rates (ranging from 3.0% to 6.2% with a weighted average of 4.6% for life insurance products and ranging from 2.5% to 6.5% with a weighted average of 4.3% for annuity products).


     For new contracts written, annuities are increased by deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to contract holders.

     For new policies written, traditional life insurance liabilities represent the present value of future benefits to be paid to or on behalf of policyholders adjusted for related expenses less the present value of future net premiums. These liabilities are calculated using assumptions such as mortality, morbidity, expenses, persistency and interest rates, including a provision for unfavorable deviation. The assumptions are regularly reviewed, compared to actual experience and would be revised, if a loss recognition event has been identified.

     Income Taxes

     Prior to September 1, 2003, the Company filed a consolidated federal income tax return with Zurich Holding Company of America ("ZHCA") and its affiliates. For the period September 2, 2003 through December 31, 2003, the Company will file a separate federal tax return.

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

     New and Pending Accounting Pronouncements

     In 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts for Separate Accounts," ("SOP 03-1") which provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. SOP 03-1 clarifies, among other things, the definition and accounting for separate accounts, contractholder funds and requires companies to distinguish between insurance contracts and investment contracts based on the amount of mortality or morbidity risks inherent in the contract. For contracts classified as insurance contracts that contain death or other insurance benefit features, a liability in excess of the account balance must be established to reflect the benefits expected to be paid in future periods. Reinsurers of such risks should also establish an equivalent liability.


     SOP 03-1 is effective for fiscal years beginning after December 15, 2003, with earlier application encouraged. SOP 03-1 has no impact on the Company's financial position.


3.   Investments

     The Company is carrying its fixed maturity investment portfolio at estimated fair value, as fixed maturity securities are considered available for sale. The carrying value of fixed maturity securities compared with amortized cost and estimated unrealized gains and losses, were as follows:

                                  Carrying   Amortized   Unrealized   Unrealized
     (in thousands)                 Value       Cost        Gains       Losses
                                  --------   ---------   ----------   ----------
     US Treasury Securities        $   520    $   516      $    4        $ --
     Corporate Securities           68,516     67,105       1,416          (5)
     MBS and ABS Securities         30,923     30,642         359         (78)
                                   -------    -------      ------        ----
                                   $99,959    $98,263      $1,779        $(83)
                                   =======    =======      ======        ====

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------


     The carrying value and amortized cost of fixed maturity investments, by contractual maturity at December 31, 2003, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities provide for periodic payments throughout their life.


                                                            Carrying   Amortized
     (in thousands)                                           Value       Cost
                                                            --------   ---------
     Due in one year or less                                 $ 2,068    $ 2,070
     Due after one year through five years                    23,064     22,707
     Due after five years through ten years                   37,616     36,779
     Due after ten years                                       6,288      6,065
     Securities not due at a single maturity date -
        primarily mortgage and asset-backed
        securities/(1)/                                       30,923     30,642
                                                             -------    -------
                                                             $99,959    $98,263
                                                             -------    -------

     ----------
     /(1)/ Weighted average maturity of 3.37 years.

     For its mortgage-backed and asset-backed assets, the Company recognizes an impairment loss if the fair value of the security is below cost and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date. The Company recorded no write-downs in 2003 related to their mortgage-backed and asset-backed assets.

     Upon default or indication of potential default by an issuer of fixed maturity securities, other than mortgage-backed and asset-backed assets, the issue(s) of such issuer would be placed on nonaccrual status and, since declines in fair value would no longer be considered by the Company to be temporary, would be written down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other-than-temporary. Thereafter, each issue on nonaccrual status is regularly reviewed, and additional write-downs may be taken, in light of subsequent developments.


     The Company's computation of net realizable value involves judgments and estimates. Such value determination considers such factors as the existence and value of any collateral; the capital structure of the issuer; the level of actual and expected market interest rates; where the issue ranks in comparison with other debt of the issuer; the economic and competitive environment of the issuer and its business; the Company's view on the likelihood of success of any proposed issuer restructuring plan; and the timing, type and amount of any restructured securities that the Company anticipates it will receive.


     All assets, including investment assets, were marked to fair value on the opening balance sheet (as of September 1, 2003). As of December 31, 2003, unrealized losses on the fixed maturity securities portfolio are immaterial. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, management's intent and ability to hold theses securities, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

     evidence, the Company believes that the prices of these securities in an unrealized loss position were temporarily depressed.

     The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. asset-backed and mortgage-backed securities), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. As of December 31, 2003, management's expectation of the discounted future cash flows on these securities was in excess of the associated securities' amortized costs.

     There were no individual investments that exceeded ten percent of stockholder's equity.

     At December 31, 2003, securities of approximately $0.5 million were on deposit with governmental agencies as required by law.

4.   Concentration of Credit and Interest Rate Risk

     The Company generally strives to maintain a diversified invested asset portfolio; however, certain concentrations of risk exist in mortgage-backed and asset-backed securities.

     Approximately 17.8 percent of the Company's investment-grade fixed maturity securities at December 31, 2003 were mortgage-backed securities. The weighted average yield on such securities was 3.37 percent as of December 31, 2003. These investments consist primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid.

     Approximately 4.8 percent of the Company's investment-grade fixed maturity securities at December 31, 2003 consisted of corporate asset-backed securities. The majority of the Company's investments in asset-backed securities were backed by home equity loans (48.1%), credit card loans (22.0%), manufactured housing loans (17.6%) and auto loans (12.4%) at December 31, 2003.

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

5.   Income Taxes

     The tax effects of temporary differences that give rise to significant portions of the Company's net deferred federal tax asset from continuing operations were as follows:


                                                                    December 31,
     (in thousands)                                                     2003
                                                                    ------------
     Deferred federal tax assets:
        Life policy reserves                                           $1,049
        Deferred insurance acquisition costs ("DAC Tax")                   84
        Accrued expenses                                                  139
                                                                       ------
           Total deferred federal tax assets                            1,272
                                                                       ------

     Deferred federal tax liabilities:
        Net unrealized gains on investments                               593
                                                                       ------
           Total deferred federal tax liabilities                         593
                                                                       ------
           Net deferred federal tax assets                             $  679
                                                                       ======


     Management has determined that no valuation allowance was necessary at December 31, 2003, primarily because the reversals of existing temporary differences will provide taxable income in future years.

6.   Reinsurance

     The following is a summary of life insurance in force at December 31, 2003:

     (in billions)                                                          2003
                                                                            ----
     Direct and assumed                                                     $2.7
     Ceded                                                                   2.4

     In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new term life insurance premiums to unaffiliated reinsurers. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders. Reinsurance recoverable, in the amount of $1.6 million, is included in future policy benefits, in accordance with FASB's Statement 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts."

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

7.   Related Party Transactions


     The Company is a wholly-owned subsidiary of CILAAC.

     The Company and CILC utilize the management, employees and home office space of CILAAC. Expenses are allocated from CILAAC to the Company and CILC based upon their actual utilization of CILAAC's employees and facilities.


     The Company has a service agreement with Bank One Investment Advisors ("BOIA"). BOIA provides investment services, including purchases and sales of securities under the supervision of the investment committee of the Company.


     At December 31, 2003, the Company reported the following amounts due to related parties which is included in other accounts payable and liabilites:



     (in thousands)                                         December 31, 2003
                                                            -----------------
     CILAAC                                                       $(150)
     CILC                                                            (1)
     CDI                                                          $ (68)
                                                                  -----
     Payable to related parties                                   $(219)
                                                                  =====


8.   Commitments and Contingent Liabilities

     The Company is involved in various legal actions for which it establishes liabilities where appropriate. In the opinion of the Company's management, based on the advice of legal counsel, the resolution of such litigation is not expected to have a material adverse affect on the Company's financial position, results of operations or cash flows.

9.   Fair Value of Financial Instruments

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. A significant portion of the Company's financial instruments are carried at fair value. Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates, and such estimates should be used with care.

     Fair value estimates are determined for existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant affect on fair value estimates and have not been considered in any of the estimates. The

Chase Insurance Life Company of New York
Notes to Balance Sheet
December 31, 2003
--------------------------------------------------------------------------------

     following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Bonds: Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers, or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, BOIA.

     Cash: The carrying amount approximates fair value.

     Life policy benefits: For deposit liabilities, the fair value was based on the amount payable on demand at the reporting date.

     The carrying values and estimated fair values of the Company's financial instruments at December 31, 2003 were as follows:


                                                                     2003
                                                              ------------------
                                                              Carrying     Fair
     (in thousands)                                             Value     Value
                                                              --------   -------
     Financial instruments recorded as assets:
        Fixed maturity securities                              $99,959   $99,959
        Cash                                                     2,315     2,315

     Financial instruments recorded as
           liabilities -
           Future policy benefits
           excluding term life reserves                         31,303    29,320


10.  Stockholder's Equity - Statutory Capital and Surplus


     The Company has 2,000 shares of common stock authorized, issued and outstanding, with a $1,000 par value, all owned by CILAAC, at December 31, 2003.


     The statutory capital and surplus, as determined in accordance with accounting practices prescribed or permitted by the State of Illinois Department of Insurance and the Office of the Commissioner of Insurance of the State of New York, for the Company at December 31, 2003 was $69.3 million.


     Statutory capital and surplus vary in some respects from GAAP. The most significant of these differences are as follows: (1) bonds are generally recorded at amortized cost, and are not classified as either held-to-maturity securities, trading securities or available-for-sale securities; (2) acquisition costs, such as commissions and other costs in connection with acquiring new and renewal business, are charged to current operations as incurred; (3) policy reserves are based on statutory mortality and interest requirements without consideration of withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals; (4) deferred federal income tax assets for the temporary differences between the financial statement basis and tax basis of assets and liabilities are subject to different admissibility criteria; (5) the asset valuation reserve is reported as a liability and not required for GAAP purposes; (6) certain assets designated as "non-admitted assets" (principally furniture and equipment, agents' debit balances and certain other classes of receivables) have been charged to surplus; and (7) realized capital gains/losses resulting from changes in interest rates are deferred and amortized over the life of the bond sold.

     The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in New York without prior approval of the New York Commissioner of Insurance, is subject to restrictions related to statutory surplus and adjusted net investment income during such period.


     No dividends were paid in 2003. In 2004, the Company can pay dividends of approximately $782 thousand without prior approval.


     Net income on a GAAP and Statutory reporting basis was $623 thousand and $428 thousand, respectively. The difference was primarily due to purchase accounting adjustments related to the acquisition of certain Zurich Life companies by Bank One.


11.  Subsequent Event

     On January 14, 2004, Bank One announced an agreement to merge with JP Morgan in a strategic business combination establishing the second largest banking franchise in the United States, based on core deposits. The transaction closed on July 1, 2004.

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Zurich Life Insurance Company of New York:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital stock and surplus of Zurich Life Insurance Company of New York (the Company) as of December 31, 2003 and 2002, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of New York, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2003 and 2002, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

PricewaterhouseCoopers LLP

Chicago, Illinois
April 23, 2004

Zurich Life Insurance Company of New York

Statutory Statements of Admitted Assets, Liabilities and
Capital Stock and Surplus
As of December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                          2003           2002
                                                      ------------   -----------
                  ADMITTED ASSETS

Cash and invested assets:
   Bonds                                              $ 96,217,631   $66,491,260
   Cash                                                  2,315,193     4,628,191
                                                      ------------   -----------
      Total cash and invested assets                    98,532,824    71,119,451

Federal income tax recoverable                             856,924            --
Net deferred tax asset                                     189,060        83,427
Premiums deferred and uncollected                        1,645,933       957,654
Investment income due and accrued                        1,202,539       931,854
Receivable from affiliates                                      --         7,341
Other assets                                               391,388         1,138
                                                      ------------   -----------
      Total admitted assets                           $102,818,668   $73,100,865
                                                      ============   ===========
     LIABILITIES AND CAPITAL STOCK AND SURPLUS

Liabilities:
   Life and annuity reserves                          $ 31,052,541   $   634,003
   Claims and benefits payable to policyholders             93,488        50,587
   Other policyholder funds                                 35,406        16,239
                                                      ------------   -----------
      Total policy liabilities                          31,181,435       700,829

Interest maintenance reserve                             1,288,891     1,531,901
General expenses due or accrued                            348,563       362,683
Taxes, licenses and fees due or accrued                     41,619            --
Federal income taxes due or accrued                             --     1,704,232
Amounts held for agents                                         --         1,106
Remittances and items not allocated                        191,049       132,913
Asset valuation reserve                                    240,628       154,587
Reinsurance in unauthorized companies                        3,241       162,948
Payable to affiliates                                      219,083       261,235
Other liabilities                                            2,778        27,068
                                                      ------------   -----------
      Total liabilities                                 33,517,287     5,039,502
                                                      ------------   -----------
Capital stock and surplus:
   Capital stock                                         2,000,000     2,000,000
   Paid-in surplus                                      62,442,997    62,153,006
   Unassigned surplus                                    4,858,384     3,908,357
                                                      ------------   -----------
      Total capital stock and surplus                   69,301,381    68,061,363
                                                      ------------   -----------
      Total liabilities and capital stock and
         surplus                                      $102,818,668   $73,100,865
                                                      ============   ===========

Zurich Life Insurance Company of New York

Statutory Statements of Operations
For the Years Ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                          2003          2002
                                                      -----------   -----------
Income:
   Premium and annuity considerations                 $31,948,546   $   550,898
   Net investment income                                4,420,668     4,577,082
   Amortization of interest maintenance reserve           256,379       137,446
   Reinsurance ceding commissions and allowances        2,724,365     1,531,670
   Other income                                            30,988            --
                                                      -----------   -----------
         Total income                                  39,380,946     6,797,096
                                                      -----------   -----------
Benefits and expenses:
   Death benefits                                         139,901        45,340
   Annuity benefits                                       441,421            --
   Interest and adjustments on policy or
      deposit-type contracts                                1,668           136
   Increase in aggregate reserves for life
      policies and contracts                           30,418,538       547,543
   Commissions                                          4,231,045     1,939,269
   General expenses                                     1,819,181     1,691,739
   Insurance taxes, licenses and fees                     513,599        49,699
   Increase in loading on deferred and
      uncollected premiums                                 (1,412)     (420,427)
   Other expenses                                              --         2,716
                                                      -----------   -----------
         Total benefits and expenses                   37,563,941     3,856,015
                                                      -----------   -----------
   Net gain from operations before
      federal income taxes and realized capital
      gains                                             1,817,005     2,941,081
   Federal income tax expense                           1,034,851     1,416,600
                                                      -----------   -----------
   Net gain from operations before
      realized capital gains                              782,154     1,524,481
                                                      -----------   -----------
   Net realized capital gains                              20,568     1,674,727
   Related federal income tax expense                          --      (292,199)
   Realized gains transferred to the interest
      maintenance reserve                                 (13,369)   (1,088,572)
                                                      -----------   -----------
         Total realized capital gains                       7,199       293,956
                                                      -----------   -----------
         Net income                                   $   789,353   $ 1,818,437
                                                      ===========   ===========

Zurich Life Insurance Company of New York

Statutory Statements of Capital Stock and Surplus
For the Years Ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                                       2003          2002
                                                                   -----------   -----------
Capital stock at beginning and end of year                         $ 2,000,000   $ 2,000,000
                                                                   -----------   -----------
Paid in surplus at beginning of year                                62,153,006    62,153,006
Capital contribution from parent                                       289,991            --
                                                                   -----------   -----------
Paid in surplus at end of year                                      62,442,997    62,153,006
                                                                   -----------   -----------
Unassigned surplus:
   Balance at beginning of year                                      3,908,357     2,233,612
   Net income                                                          789,353     1,818,437
   Change in nonadmitted assets                                       (511,580)   (1,120,102)
   Change in net deferred tax asset                                    598,588            --
   Change in liability for reinsurance in unauthorized companies       159,707      (162,948)
   Change in asset valuation reserve                                   (86,041)      (69,669)
   Cumulative effect of change in accounting principles                     --     1,209,027
                                                                   -----------   -----------
   Balance at end of year                                            4,858,384     3,908,357
                                                                   -----------   -----------
      Total capital stock and surplus                              $69,301,381   $68,061,363
                                                                   ===========   ===========

Zurich Life Insurance Company of New York

Statutory Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                                           2003           2002
                                                                       ------------   -----------
Cash from operations:
   Premiums collected, net of reinsurance                              $ 31,280,846   $   176,829
   Investment income received                                             4,377,852     4,434,328
   Other income received                                                  2,737,041     1,531,289
   Benefits and loss related payments                                      (540,089)           79
   Commissions, expenses paid and aggregate write-ins for deductions     (6,554,326)   (3,633,646)
   Federal income taxes paid                                             (3,359,982)     (314,724)
                                                                       ------------   -----------
         Net cash from operations                                        27,941,342     2,194,155
                                                                       ------------   -----------
Cash from investments:
   Proceeds from investments sold, matured or repaid:
      Bonds                                                              20,709,494    27,864,713
      Other invested assets                                                     (60)           --
                                                                       ------------   -----------
         Total investment proceeds                                       20,709,434    27,864,713
                                                                       ------------   -----------
   Cost of investments acquired:
      Bonds                                                              50,625,105    28,703,739
                                                                       ------------   -----------
         Total investments acquired                                      50,625,105    28,703,739
                                                                       ------------   -----------
         Net cash from investments                                      (29,915,671)     (839,026)
                                                                       ------------   -----------
Cash from financing and miscellaneous sources:
   Other cash provided (applied)                                           (338,669)      545,897
                                                                       ------------   -----------
         Net cash from financing and miscellaneous sources                 (338,669)      545,897
                                                                       ------------   -----------
Net change in cash and short-term investments                            (2,312,998)    1,901,026
Cash and short-term investments:
   Beginning of year                                                      4,628,191     2,727,165
                                                                       ------------   -----------
   End of year                                                         $  2,315,193   $ 4,628,191
                                                                       ============   ===========

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

1.   Nature of Business Operations

     Zurich Life Insurance Company of New York (the Company), formerly Zurich Kemper Life Insurance Company of New York, issues term life insurance and fixed annuity products in the State of New York primarily through an affiliated company, One Life Direct, Inc. (formerly Zurich Direct, Inc.)
     (OLD). OLD is an insurance agency that markets the Company's products directly to consumers using direct mail, radio, magazine and television advertising. The Company was a subsidiary of Kemper Investors Life Insurance Company (KILICO) through September 2, 2003. KILICO is a wholly-owned subsidiary of Kemper Corporation (Kemper), a non-operating holding company which is ultimately owned by Zurich Financial Services
     (ZFS).

     On May 30, 2003, ZFS and Bank One Corporation (Bank One) announced plans for Bank One to acquire a significant portion of ZFS's Zurich Life companies. The acquisition was completed on September 3, 2003. As a result, Kemper sold the capital stock of the Zurich Life Insurance Company of America (ZLICA), Federal Kemper Life Assurance Company (FKLA), and Zurich Direct Inc. to Banc One Insurance Holdings, Inc. (BOIH), a subsidiary of Bank One. KILICO transferred 100% of the capital stock of the Company to FKLA, effective September 3, 2003.

2.   Summary of Significant Accounting Policies

     Basis of Presentation

     The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of New York. Prescribed statutory accounting practices include the National Association of Insurance Commissioners' (NAIC) "Accounting Practices and Procedures Manual", as amended, as well as stated laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. In addition, the Office of the Commissioner of Insurance of the State of New York has a right to permit other specific practices that may deviate from prescribed practices.

     The most significant of these differences are as follows: (1) bonds are generally recorded at amortized cost, and are not classified as either held-to-maturity securities, trading securities or available-for-sale securities; (2) acquisition costs, such as commissions and other costs in connection with acquiring new and renewal business, are charged to current operations as incurred; (3) policy reserves are based on statutory mortality and interest requirements without consideration of withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals; (4) deferred federal income tax assets for the temporary differences between the financial statement basis and tax basis of assets and liabilities are subject to different admissibility criteria; (5) the asset valuation reserve is reported as a liability and not required for GAAP purposes; (6) certain assets designated as "non-admitted assets" (principally furniture and equipment, agents' debit balances and certain other classes of receivables) have been charged to surplus; and (7) realized capital gains/losses resulting from changes in interest rates are deferred and amortized over the life of the bond or mortgage sold.

     Statutory capital and surplus is $6.9 million and $6.4 million less than GAAP stockholder's equity at December 2003 and 2002, respectively. Statutory net income is $350 thousand less than GAAP

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     net income for the year ended December 31, 2003 and $739 thousand less than GAAP net income for the year ended December 31, 2002. The Office of the Commissioner of the State of New York recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC statutory accounting practices and procedures (NAIC
     SAP) have been adopted as a component of prescribed or permitted practices by the State of New York. The State has adopted certain prescribed accounting practices that are at variance from those found in NAIC SAP. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

     Use of Estimates in the Preparation of the Financial Statements

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Accounting Policies

     A.   Investments

          Bonds are carried at values prescribed by the NAIC. Generally bonds are valued at amortized cost under NAIC guidelines. Short-term investments are carried at cost, which approximates fair value.

          Mortgage-backed/asset-backed securities are stated at amortized cost using the modified scientific method including anticipated prepayments at the date of purchase. Such amortization is included in investment income. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding increase or decrease to interest income. Prepayment assumptions for loan-backed bonds and structured securities were obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.

          The Company has no securitized financial assets at December 31, 2003 or 2002.

          Upon default or indication of potential default by an issuer of fixed maturity securities, the issue(s) of such issuer would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue is regularly reviewed and additional write-downs may be taken in light of later developments. Write-downs are included as part of net realized capital gains (losses). No write-downs were recorded by the Company in 2003 or 2002.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     B.   Loan-Backed Securities

          Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from broker-dealer survey values or internal estimates.

          For agency mortgage-backed securities (Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC)) the primary pricing source used is the Merrill Lynch Securities Pricing Service. For commercial mortgage-backed and asset-backed securities, the primary pricing source used is Interactive Data. Additionally, each of these sources is supplemented by broker pricing where coverage is unavailable or where the pricing is deemed to be unreliable.

     C.   Investment Income and Realized Gains and Losses

          Investment income is recorded when earned. All investment income due and accrued over 90 days past due is excluded from surplus. The Company had no investment income due and accrued that was over 90 days past due at December 31, 2003 or 2002.

          Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, which are not transferred to the IMR as discussed below, and changes in real estate-related reserves and write-downs are credited or charged to income, net of applicable federal income tax. Unrealized gains and losses are credited or charged to surplus, net of deferred tax.

     D.   Income and Expenses

          Life premiums are recognized as income when due. Expenses, including acquisition costs related to acquiring new and renewal business, such as commissions, are charged to operations as incurred.

     E.   Asset Valuation Reserve and Interest Maintenance Reserve

          The asset valuation reserve (AVR) provides for a standardized statutory investment valuation reserve for losses from investments in bonds, preferred stocks, short-term investments, mortgage loans, common stock and other invested assets, with related increases or decreases in the AVR recorded directly to surplus. A write-down for other than temporary declines in value is recognized as a realized loss on an individual asset basis.

          The Interest Maintenance Reserve (IMR) defers certain interest-related gains and losses (net of tax) on fixed income securities, primarily bonds and mortgage loans, which are then amortized into income over the remaining lives of the investments sold. Net deferred IMR gains are treated as a liability while net deferred IMR losses are generally treated as a nonadmitted asset with a corresponding charge directly to unassigned surplus. For GAAP purposes, there is no such reserve.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     F.   Policy Liabilities and Other Policyholders' Funds

          Liabilities for life policy reserves are based on statutory mortality and interest requirements without consideration of withdrawals. Liabilities for the majority of these contracts are calculated based on the 1980 Commissioner's Standard Ordinary (CSO) table assuming an interest rate of 4.5 percent. Liabilities for policy reserves on annuity contracts are calculated based on the Commissioner's Annuity Reserve Valuation Method (CARVM). Interest crediting rates under the contracts accumulation periods range from 3.0 percent to 4.7 percent. Guarantee periods range from one to six years with minimum interest rate guarantees of 3.0 percent.

     G.   Reinsurance

          In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new life insurance premiums to unaffiliated insurers. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligation to policyholders.

     H.   Federal Income Taxes

          The Company will file a consolidated federal income tax return with ZHCA, for the period January 1, 2003 through September 2, 2003. For the period September 3, 2003 through December 31, 2003, the Company will file a separate federal income tax return.

          The reporting of federal and foreign income taxes under statutory accounting is similar to the reporting requirements under GAAP, except for the following differences: (1) under statutory accounting, the calculation of state income taxes incurred is limited to taxes due on the current year's taxable income and any adjustments due to changes in prior year returns. Therefore, deferred state income taxes are not recorded, (2) the estimate of the current state income tax expense is not a component of income taxes incurred. Instead, current state income tax is reported as a component of insurance taxes, licenses and fees and is an element of pre-tax book income, (3) under GAAP, Statement of Financial Accounting Standards (SFAS) 109 contains a requirement to reduce the amount of deferred tax assets (DTAs) by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. No such provision is required by statutory accounting. Instead, statutory accounting requires that the gross DTA be subject to an admissibility test. The admissibility test has three parts. The first two parts attempt to determine the portion of the gross DTA that can be reduced to cash or result in a reduction of future cash taxes within the next twelve months. The third part of the test permits admission of gross DTAs to the extent of gross deferred tax liabilities (DTLs), and (4) under statutory accounting, any changes in DTAs and DTLs are to be recognized as a separate component of the change in unassigned surplus. Therefore, changes in the DTAs and DTLs will not be included in current year income. This differs from GAAP, which reports the change in deferred income taxes as a component of the total tax provision rather than as a direct adjustment to unassigned surplus.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     I.   Nonadmitted Assets

          Certain assets, designated as "nonadmitted assets," have been excluded from the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus through a direct charge against unassigned surplus.

     J.   Cash Flow Information

          The Company defines cash as cash in banks and money market accounts and considers all highly liquid investments, with a maturity of one year or less when purchased, to be short-term investments.

     K.   Premiums Deferred and Uncollected

          Premiums deferred and uncollected represent modal premiums due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined.

     L.   Reclassifications

          Necessary reclassifications are made in prior period financial statements whenever appropriate to conform to the current presentation.

3.   Invested Assets and Other Related Income

     Bonds

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of bonds at December 31, 2003 and 2002, were as follows (in thousands):

                                                          2003
                                    -----------------------------------------------
                                                   Gross        Gross     Estimated
                                    Amortized   Unrealized   Unrealized      Fair
                                       Cost        Gains       Losses       Value
                                    ---------   ----------   ----------   ---------
     U.S. Government securities      $ 1,385      $   66       $  --       $ 1,451
     Special revenue                  15,924         120        (134)       15,910
     Public utilities                  3,995          62        (139)        3,918
     Industrial and miscellaneous     74,914       4,187        (421)       78,680
                                     -------      ------       -----       -------
        Total bonds                  $96,218      $4,435       $(694)      $99,959
                                     =======      ======       =====       =======

                                                          2002
                                    -----------------------------------------------
                                                   Gross        Gross     Estimated
                                    Amortized   Unrealized   Unrealized      Fair
                                       Cost        Gains       Losses       Value
                                    ---------   ----------   ----------   ---------
     U.S. Government securities      $ 7,229      $  154       $  --       $ 7,383
     Special revenue                   9,281         193          --         9,474
     Public utilities                  1,634          43        (135)        1,542
     Industrial and miscellaneous     48,347       3,943        (372)       51,918
                                     -------      ------       -----       -------
        Total bonds                  $66,491      $4,333       $(507)      $70,317
                                     =======      ======       =====       =======

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     The amortized cost and estimated fair value of bonds at December 31, 2003, by contractual maturity, are presented in the following table (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed and asset-backed securities may be substantially shorter than their contractual maturity because they may require monthly principal installments and such loans may prepay principal.

                                                                           Estimated
                                                               Amortized      Fair
                                                                  Cost       Value
                                                               ---------   ---------
     Due in one year or less                                    $ 1,998     $ 2,068
     Due after one year through five years                       21,769      23,064
     Due after five years through ten years                      36,550      37,616
     Due after ten years                                          5,739       6,288
     Securities not due at a single maturity date -
        primarily mortgage and asset-backed securities /(1)/     30,162      30,923
                                                                -------     -------
        Total bonds                                             $96,218     $99,959
                                                                =======     =======

     ----------
     /(1)/ Weighted average maturity of approximately 3.4 years.

     Gross proceeds, realized gains and realized losses on bonds sold at the discretion of the Company for the years ended December 31, 2003 and 2002, were (in millions):

                              2003    2002
                             -----   -----
     Gross proceeds          $16.1   $26.4
     Gross realized gains    $ 0.4   $ 1.8
     Gross realized losses   $ 0.3   $  --

     Approximately 18.5 percent of the Company's investment-grade fixed maturity securities at December 31, 2003, were residential mortgage-backed securities, up from 15.8 percent at December 31, 2002. Approximately 8.0 percent of the investment-grade fixed maturity securities at December 31, 2003 were commercial mortgage-backed securities, compared with 9.4 percent at December 31, 2002. The residential mortgage-backed securities consist primarily of marketable mortgage pass-through securities issued by the GNMA, FNMA, or FHLMC and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid.

     Approximately 4.9 percent and 6.9 percent of the Company's investment-grade fixed maturity securities at December 31, 2003 and 2002, respectively, consisted of asset-backed securities. The Company's investments in asset-backed securities were backed by home equity loans (48.0%), credit card loans (22.7%), manufactured housing loans (17.0%), and auto loans (12.3%).

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     Bonds with amortized values of $0.5 million were on deposit with governmental authorities as required by law at December 31, 2003.

     Net Investment Income

     The sources of net investment income for the years ended December 31, 2003 and 2002, were as follows (in thousands):

                                                                 2003     2002
                                                                ------   ------
     Interest on fixed maturity securities                      $4,453   $4,633
     Income from short-term investments                             23       --
     Income from other loans and investments                        33       23
                                                                ------   ------
        Total investment income                                  4,509    4,656
     Investment expense                                            (88)     (79)
                                                                ------   ------
        Net investment income                                   $4,421   $4,577
                                                                ======   ======

     Net Realized Capital Gains

     Net realized capital gains for the years ended December 31, 2003 and 2002 were as follows (in thousands):

                                                                 2003     2002
                                                                 ----   -------
     Fixed maturity securities                                   $ 20   $ 1,675
                                                                 ----   -------
        Net realized capital gains before federal
           income tax expense                                      20     1,675
     Federal income tax expense                                    --      (292)
                                                                 ----   -------
        Net realized capital gains after federal
           income tax expense                                      20     1,383
     Net realized gains transferred to the IMR                    (13)   (1,089)
                                                                 ----   -------
        Total net realized capital gains                         $  7   $   294
                                                                 ====   =======

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     The following shows the Company's investments' fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

                                                   Less than 12 months       12 months or longer              Total
                                                 -----------------------   -----------------------   -----------------------
                                                                 Gross                     Gross
                                                              Unrealized                Unrealized                Unrealized
     Description of Securities                   Fair Value     Losses     Fair Value     Losses     Fair Value     Losses
     -----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------
     Federal Agency mortgage backed securities    9,490,175    (133,886)           --           --    9,490,175    (133,886)
     Corporate bonds                             17,277,264    (559,995)           --           --   17,277,264    (559,995)
                                                 ----------    --------           ---          ---   ----------    --------
     Total temporarily impaired securities       26,767,439    (693,881)           --           --   26,767,439    (693,881)
                                                 ==========    ========           ===          ===   ==========    ========

     At December 31, 2003, 28 different fixed maturity securities represented 100% of the Company's $0.7 million total unrealized loss. Unrealized losses in the fixed maturity investment portfolio, including mortgage and asset back securities and corporate bonds, were primarily due to higher interest rates during 2003. The Company held no securities of a single issuer that were in an unrealized loss position in excess of 15.70% of the total unrealized loss amount as of December 31, 2003. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, management's intent and ability to hold these securities, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence, the Company believes that the prices of the securities above were temporarily depressed.

     The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. asset-backed and mortgage-backed securities), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. As of December 31, 2003, management's expectation of the discounted future cash flows on these securities was in excess of the associated securities' amortized costs.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

4.   Fair Value of Financial Instruments

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Bonds

     Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager and affiliate, Bank One Investment Advisors
     (BOIA).

     Cash

     The carrying amount approximates fair value.

     The carrying values and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002, were as follows (in thousands):

                                                        2003                 2002
                                                 ------------------   ------------------
                                                 Carrying     Fair    Carrying     Fair
                                                   Value     Value      Value     Value
                                                 --------   -------   --------   -------
     Financial instruments recorded as assets:
     Bonds                                        $96,218   $99,959    $66,491   $70,317
     Cash                                           2,315     2,315      4,628     4,628

     Financial instruments recorded as
        liabilities - aggregate reserves
        for policies and contracts and
        supplementary contracts excluding
        term and ordinary life reserves            29,331    29,320         --        --

     The Company had no financial instruments recorded as liabilities at December 31, 2002.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

5.   Income Taxes

     The components of the net deferred tax asset recognized in the Company's statement of admitted assets, liabilities and capital stock and surplus are as follows:

                                                     December 31,   December 31,
                                                         2003           2002
                                                     ------------   ------------
     Total of all deferred tax assets (DTAs)          $2,383,691     $1,539,303
     Total of all deferred tax liabilities (DTLs)       (576,077)      (330,276)
                                                      ----------    -----------
        Net deferred tax asset                         1,807,614      1,209,027

     Deferred tax assets nonadmitted                   1,618,555      1,125,600
                                                      ----------    -----------
        Net admitted tax assets                       $  189,059    $    83,427
                                                      ==========    ===========
     Increase in nonadmitted deferred
        tax asset                                     $  492,955    $ 1,125,598
                                                      ==========    ===========

     There are no deferred tax liabilities that are not recognized.

     The Company's income tax expense and change in deferred tax assets and liabilities differs from the amount obtained by applying the federal statutory rate of 35% to net income before taxes. The significant items causing this difference are the amortization of the interest maintenance reserve and prior year temporary differences.

     The components of incurred tax expense are as follows:

                                                            2003         2002
                                                         ----------   ----------
     Current income tax expense - operations             $1,034,851   $1,416,600
     Current income tax expense - capital gains                  --      292,199
                                                         ----------   ----------
        Current income tax expense                       $1,034,851   $1,708,799
                                                         ==========   ==========

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     The changes in the main components of DTAs and DTLs are as follows:

                                          December 31,  December 31,
                                              2003          2002        Change
                                          ------------  ------------  ---------
     DTAs

     Life insurance reserves               $ 1,314,546   $   606,234  $ 708,312
     Deferred acquisition costs                201,312        64,066    137,246
     Accrued expenses                           61,136        97,567    (36,431)
     Basis in bonds                            803,876       771,436     32,440
     Other                                       2,822            --      2,822
                                           -----------   -----------  ---------
        Total DTAs                           2,383,692     1,539,303    844,389

     Nonadmitted DTAs                       (1,618,555)   (1,125,600)  (492,955)
                                           -----------   -----------  ---------
     Admitted DTAs                         $   765,137   $   413,703  $ 351,434
                                           ===========   ===========  =========
     DTLs

     Market discount on bonds              $        --   $  (131,579) $ 131,579
     Deferred and uncollected premiums        (479,899)     (103,013)  (376,886)
     Loading/cost of collection                (96,178)      (95,684)      (494)
                                           -----------   -----------  ---------
        Total DTLs                         $  (576,077)  $  (330,276) $(245,801)
                                           ===========   ===========  =========
     Net admitted deferred tax asset       $   189,060   $    83,427  $ 105,633
                                           ===========   ===========  =========

     The change in net deferred income taxes is composed of the following (this analysis is exclusive of nonadmitted assets as the change in nonadmitted assets is reported separately from the change in net deferred income taxes in the Statutory Statement of Capital Stock and Surplus):

                                               December 31,   December 31,
                                                   2003           2002         Change
                                               ------------   ------------   ---------
     Total DTAs                                 $2,383,692     $1,539,303    $ 844,389
     Total DTLs                                   (576,077)      (330,276)    (245,801)
                                                ----------     ----------    ---------
     Net deferred tax asset                     $1,807,615     $1,209,027      598,588
                                                ==========     ==========
     Tax effect of unrealized gains (losses)                                        --
                                                                             ---------
     Change in net deferred income tax                                       $ 598,588
                                                                             =========

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     As of December 31, 2003, the Company did not have any net operating loss carryforwards.

     The following are income taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses:

     2003   $643,076
     2002   $     --
     2001   $     --

     For the period January 1, 2003 through September 2, 2003 the Company's federal income tax is consolidated with certain former affiliates, with Zurich Holding Company of America, Inc. (ZHCA) as the parent.

     For the period subsequent to September 2, 2003, the Company will file a separate federal income tax return.

     For the period in which the Company was a part of the consolidated federal income tax return with ZHCA, a written agreement set out the method of allocating tax between the companies. In general, allocation was based upon separate return calculations with no immediate benefit for a taxable loss that was utilized in the current year consolidated return. Inter-company tax balances were settled within thirty days after: (1) the filing of the consolidated federal income tax return, (2) the payment of an estimated payment, (3) an additional assessment of the consolidated tax liability,
     (4) a refund of the consolidated tax liability or (5) any other reduction to the member's apportioned tax liability in accordance with the tax sharing agreement.

6.   Information Concerning Parent, Subsidiaries and Affiliates

     The Company is a wholly-owned subsidiary of FKLA.

     In the third quarter of 2003, KILICO exchanged certain invested assets with the Company. These invested assets were to be excluded from the Company prior to the acquisition by BOIH as outlined in the Purchase Agreement and substituted with different invested assets. The net difference between the excluded assets and the substituted assets received by the Company was treated as a capital contribution from KILICO in the amount of $54 thousand.

     Through September 2, 2003, the Company, KILICO and ZLICA utilized the management, employees and home office space of FKLA. Expenses were allocated to the Company, KILICO and ZLICA based upon their actual utilization of FKLA's employees and facilities. Subsequent to September 2, 2003, the Company and ZLICA continue to utilize the management, employees and home office space of FKLA. Expenses continue to be allocated from FKLA to the Company and ZLICA based upon their actual utilization of FKLA's employees and facilities. Expenses allocated to the Company from FKLA during 2003 and 2002 amounted to $1.2 million and $1.1 million, respectively.

     The Company has a service agreement with BOIA. BOIA provides investment services, including purchases and sales of securities, under the supervision of the investment committee of the Company.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     The Company has no guarantees of undertakings for the benefit of an affiliate that would result in a material contingent exposure.

     At December 31, 2003 and 2002, the Company reported the following amounts due from or (to) related parties:

                                                             2003        2002
                                                          ---------   ---------
     Other                                                $      --   $   7,341
                                                          ---------   ---------
        Receivable from related parties                   $      --   $   7,341
                                                          =========   =========

     FKLA                                                 $(150,633)  $(156,087)
     Fidelity Life Association                                   --     (48,825)
     ZLICA                                                     (668)         --
     Zurich Direct, Inc.                                    (67,782)    (56,210)
     Investors Brokerage Service, Inc.                           --        (113)
                                                          ---------   ---------
        Payable to related parties                        $(219,083)  $(261,235)
                                                          =========   =========
        Net payable to related parties                    $(219,083)  $(253,894)
                                                          =========   =========

     Related party receivables and payables are settled each month.

7.   Life Reserves

     A. Reserves for Life Contracts and Deposit-Type Contracts

     The Company waives deduction of deferred fractional premiums upon death of the insured and returns the portion of the final premium paid beyond the policy month of death. Surrender values promised in excess of the legally computed reserves, if any, would be included as a component of reserves.

     Extra premiums are charged for policies issued on substandard lives according to underwriting classifications. Final reserves are determined by computing the mid-terminal reserve for the plan and holding, in addition, one half of the net valuation premium for the modal period.

     As of December 31, 2003, the Company had $848,065,887 of insurance in force for which the gross premiums were less than the net premium according to the standard of valuation set by the State of New York. Reserves to cover the above insurance totaled $3,832,776 at December 31, 2003.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     B. Analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics

                                              December 31, 2003    December 31,2002
                                            --------------------   ----------------
                                                            %of                %of
                                               Amount      Total    Amount    Total
                                            -----------   ------    ------    -----
     Subject to discretionary withdrawal:
     With market value adjustment           $29,203,108    99.56%     $--     0.00%
     At book value less current
        surrender charge of 5% or more          127,787     0.44%      --     0.00%
                                            -----------   ------      ---     ----
     Total (gross and net)                  $29,330,895   100.00%     $--     0.00%
                                            ===========   ======      ===     ====

     Reconciliation to total annuity actuarial reserves and deposit fund liabilities:

                                                      2003      2002
                                                  -----------   ----
     Life & Accident & Health Annual Statement:
        Annuities                                 $29,330,895    $--
                                                  -----------    ---
           Total                                  $29,330,895    $--
                                                  ===========    ===

8.   Premium and Annuity Considerations Deferred and Uncollected

     Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2003 and 2002, were as follows:

Zurich Life Insurance Company of New York

--------------------------------------------------------------------------------

                                       2003
                             -----------------------
                                            Net of
                                Gross       Loading
                             ----------   ----------
     Ordinary new business   $  735,604   $  520,810
     Ordinary renewal        $  635,537   $1,125,123
                             ----------   ----------
        Total                $1,371,141   $1,645,933
                             ==========   ==========

                                     2002
                             -------------------
                                         Net of
                               Gross     Loading
                             --------   --------
     Ordinary new business   $375,454   $409,995
     Ordinary renewal        $308,820   $547,659
                             --------   --------
        Total                $684,274   $957,654
                             ========   ========

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

9.   Reinsurance

     At December 31, 2003 and 2002, the deductions for reinsurance ceded to unaffiliated insurance companies were as follows (in millions):

                                                          2003   2002
                                                          ----   ----
     Reserves ceded to unaffiliated insurance companies   $9.5   $2.8
                                                          ====   ====
     Premiums ceded to unaffiliated insurance companies   $4.1   $2.0
                                                          ====   ====
     Benefits ceded to unaffiliated insurance companies   $1.2   $0.6
                                                          ====   ====

     Such amounts related to life insurance in force at December 31, 2003 and 2002, were as follows (in billions):

                                                 2003   2002
                                                 ----   ----
     Direct                                      $2.7   $1.3
                                                 ====   ====
     Ceded to unaffiliated insurance companies   $2.4   $1.2
                                                 ====   ====

10.  Capital Stock and Surplus

     The Company has 2,000 shares of common stock authorized, issued and outstanding, with a $1,000 par value, all owned by FKLA, at December 31, 2003 and KILICO at December 31, 2002.

     The maximum amount of dividends, which can be paid to shareholders of insurance companies domiciled in New York without prior approval of the New York Commissioner of Insurance, is subject to restrictions related to statutory surplus and adjusted net investment income during such period. No dividends were paid in 2003. In 2004, the Company can pay dividends of approximately $782 thousand without prior approval.

     The portion of unassigned funds (surplus) represented or (reduced), in aggregate, by each item below, is as follows:

                                                     2003          2002
                                                 -----------   -----------
     Nonadmitted asset values                    $(1,642,675)  $(1,131,095)
     Asset valuation reserve                        (240,628)     (154,587)
     Liability for reinsurance in unauthorized
        companies                                     (3,241)     (162,948)

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

11. Retirement Plans, Deferred Compensation, Postemployment Benefits, and Compensated Absences and Other Postretirement Benefit Plans

     As part of the Bank One acquisition, all liabilities related to the Postretirement benefit plan and the qualified defined contribution plan were transferred back to FKLA prior to September 3, 2003.

     Postretirement Benefit Plans

     FKLA sponsors a postretirement benefit plan covering U.S. employees. FKLA does not have a defined benefit pension plan. A summary of assets, obligations and assumptions of the postretirement benefit plans, as allocated to the Company, are as follows at December 31, 2003 and 2002:

                                                                  Other Benefits
                                                                  --------------
                                                                   2003    2002
                                                                  -----   ------
     Change in benefit obligation:
        Benefit obligation at beginning of year                   $ 501   $  --
        Service cost                                                 --     186
        Interest cost                                                --     318
        Actuarial loss                                               --     248
        Benefits paid                                                --    (251)
        Plan amendments                                            (501)     --
                                                                  -----   -----
        Benefit obligation at end of year                         $  --   $ 501
                                                                  =====   =====
     Funded status at December 31                                 $  --   $(501)
     Unamortized prior service cost                                  --    (446)
     Unrecognized net actuarial loss                                 --     523
                                                                  -----   -----
     Accrued benefit liability                                    $  --   $(424)
                                                                  =====   =====
     Components of net periodic benefit cost:
        Service cost                                              $  --   $ 186
        Interest cost                                                --     318
        Amortization of unrecognized transition obligation           --     138
        Amortization of recognized net loss                          --      68
        Amortization of prior service cost                           --     (36)
                                                                  -----   -----
           Total net periodic benefit cost                        $  --   $ 674
                                                                  =====   =====

     The accrued benefit liability has been reflected in the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus within general expenses due or accrued. The total net periodic benefit cost has been reflected in the Statutory Statements of Operations within general expenses.

     FKLA has multiple non-pension postretirement benefit plans. The health care plans are contributory, with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with FKLA's expressed intent to increase retiree contributions, decreasing the Company's share of such expenses

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     Defined Contribution Plans

     The Company is allocated charges related to several qualified defined contribution pension plans sponsored by FKLA.

     Details of the Company's defined contribution plans' expense for the years 2003 and 2002, are as follows:

                                                                2003      2002
                                                              -------   --------
     401 (k) Plan Company match                               $16,063   $ 20,977
     Money Purchase Plan                                       26,115     52,937
     Profit Sharing Plan                                           --     71,069
                                                              -------   --------
        Defined contribution total expense                    $42,178   $144,983
                                                              =======   ========

     The defined contribution plans' expenses have been reflected in the Statutory Statements of Operations within general expenses.

12.  Subsequent Event

     On January 14, 2004, Bank One announced an agreement to merge with JP Morgan in a strategic business combination establishing the second largest banking franchise in the United States, based on core deposits. The combined entity will have assets of approximately $1.1 trillion. The agreement provides for a stock-for-stock merger in which each share of Bank One's common stock will be exchanged on a tax-free basis for 1.32 shares of JP Morgan common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.

13.  Reconciliation to Annual Statement

     Subsequent to the filing of the 2003 annual statement, it was discovered that the pre- and post-acquisition 2003 tax provision had been recorded incorrectly. The Company did not record an adequate income tax provision for the pre-acquisition period in the initial income tax provision calculation that was included in the 2003 Annual Statement. The adjustment to correct this error had no effect on surplus as reflected in the Statements of Admitted Assets, Liabilities, and Capital Stock and Surplus as of December 31, 2003. This adjustment was recorded as a decrease to unassigned surplus of $236,025 to record the additional tax liability for the pre-acquisition period as well as an increase to Paid in Capital of $236,025. As part of the acquisition by Bank One and pursuant to the Stock and Asset Purchase Agreement dated as of May 29, 2003, this additional income tax provision is borne by ZHCA and, as such, is recorded as an increase to Paid in Capital. This adjustment also decreased the net income reflected in the Statements of Operations by $236,025 for the year ended December 31, 2003.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

     In addition, for the post-acquisition period the Company failed to capitalize the appropriate amount of acquisition costs in the calculation that was included in the 2003 Annual Statement. The adjustment to correct this error in the audited statutory financial statements increased surplus by $565,415 reflected in the Statements of Admitted Assets, Liabilities, and Capital Stock and Surplus as of December 31, 2003, and increased the net income reflected in the Statement of Operations by $595,605 for the year ended December 31, 2003. The differences are as follows:

                                                                                  Net
                                                      Unassiged    Paid in      Income
                                                       Surplus     Capital      (Loss)
                                                     ----------  -----------  ---------
     Balance per 2003 Annual Statement               $4,528,994  $62,206,972  $ 429,773
     Description
        Adjustment to taxes for the pre-acquisition
           period                                      (236,025)     236,025   (236,025)
        Adjustment to taxes for the pre-acquisition
           period                                       596,605           --    595,605
        Decrease in net deferred tax asset for the
           post-acquisition period                      (30,190)          --         --
                                                     ----------  -----------  ---------
     Balances per statutory financial statements     $4,858,384  $62,442,997  $ 789,353
                                                     ==========  ===========  =========

                       SUPPLEMENTAL FINANCIAL INFORMATION

             Report of Independent Registered Public Accounting Firm on
                              Accompanying Information

To the Board of Directors and Stockholder of Zurich Life Insurance Company of New York:


      The report on our audits of the basic statutory basis financial statements (the financial statements) of Zurich Life Insurance Company of New York (the Company) as of December 31, 2003 and 2002, and for the years then ended, is presented on page one of this document. These audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories of the Company as of December 31, 2003, and for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements. The effects on the Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2003, or for the year then ended. The Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


April 23, 2004

Zurich Life Insurance Company of New York

Supplemental Schedule of Assets and Liabilities
December 31, 2003
--------------------------------------------------------------------------------

The following is a summary of certain financial data as of December 31, 2003 and for the year then ended, for purposes of complying with the National Association of Insurance Commissioners' Annual Statement Instructions. Such data is included in exhibits and schedules in the Company's 2003 Annual Statement as filed with the State of Illinois Department of Insurance.

                                                                    2003
                                                                 ----------
Investment income earned:
   Government bonds                                              $  139,920
   Other bonds (unaffiliated)                                     4,312,664
   Bonds (affiliates)                                                    --
   Preferred stocks (unaffiliated)                                       --
   Preferred stocks (affiliates)                                         --
   Common stocks (unaffiliated)                                          --
   Common stocks (affiliates)                                            --
   Mortgage Loans                                                        --
   Real Estate                                                           --
   Premium notes, contract loans and liens                               --
   Collateral loans                                                      --
   Cash/Short-term investments                                       56,892
   Other invested assets                                                 --
   Derivative instruments                                                --
   Other income                                                        (662)
                                                                 ----------
      Gross investment income                                    $4,508,814
                                                                 ==========
Real estate owned at book value, less encumbrances               $       --
                                                                 ==========
Mortgage loans at book value:
   Farm mortgages                                                $       --
   Residential mortgages                                                 --
   Commercial mortgages                                                  --
                                                                 ----------
      Total mortgage loans                                       $       --
                                                                 ==========
Mortgage loans by standing at book value:
   Good standing                                                 $       --
   Good standing with restructured terms                                 --
   Interest overdue more than three months, not in foreclosure           --
   Foreclosure in process                                                --
                                                                 ----------
      Total mortgage loans                                       $       --
                                                                 ==========
Other long-term assets at statement value                        $       --
                                                                 ==========

        See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2003
--------------------------------------------------------------------------------

                                                                   2003
                                                                -----------
Collateral loans                                                $        --
                                                                ===========
Bonds and stocks of parent, subsidiaries and affiliates at
   book value:
   Bonds                                                        $        --
   Preferred stocks                                                      --
   Common stocks                                                         --
                                                                -----------
         Total bonds and stocks of parent, subsidiaries
            and affiliates                                      $        --
                                                                ===========

Bonds and short-term investments, by class and maturity:
   Bonds by maturity at statement value:
      Due within one year or less                               $ 3,198,291
      Over 1 year through 5 years                                36,853,906
      Over 5 years through 10 years                              49,291,139
      Over 10 years through 20 years                              3,879,133
      Over 20 years                                               2,995,162
                                                                -----------
         Total by maturity                                      $96,217,631
                                                                ===========

Bonds by class at statement value:
   Class 1                                                      $73,591,783
   Class 2                                                       22,625,848
   Class 3                                                               --
   Class 4                                                               --
   Class 5                                                               --
   Class 6                                                               --
                                                                -----------
         Total by class                                         $96,217,631
                                                                ===========
         Total bonds publicly traded                            $96,217,631
                                                                ===========
         Total bonds privately traded                           $        --
                                                                ===========
Preferred stocks at statement value                             $        --
                                                                ===========
Common stocks at market value                                   $        --
                                                                ===========
Short-term investments at book value                            $        --
                                                                ===========
Financial options owned at statement value                      $        --
                                                                ===========
Financial options written and in force at statement value       $        --
                                                                ===========
Financial futures contracts open at current price               $        --
                                                                ===========
Cash on deposit                                                 $ 2,315,193
                                                                ===========

         See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2003
--------------------------------------------------------------------------------

                                                                      2003
                                                                  ------------
Life insurance in force (net of reinsurance):
   Industrial                                                     $         --
   Ordinary                                                        286,408,000
   Credit life                                                              --
   Group life                                                               --
                                                                  ------------
         Total life insurance in force                            $286,408,000
                                                                  ============
Amount of accidental death insurance in force under
   ordinary policies                                              $         --
                                                                  ============
Life insurance policies with disability provisions in force       $         --
                                                                  ============
Supplemental contracts in force:
   Ordinary - not involving life contingencies:
      Amount of deposit                                           $         --
      Income payable                                                        --
   Ordinary - involving life contingencies - income payable                 --
   Group - not involving life contingencies:
      Amount of deposit                                                     --
      Income payable                                                        --
   Group - involving life contingencies - income payable                    --
                                                                  ------------
         Total supplemental contracts in force                    $         --
                                                                  ============
Annuities in force:
   Ordinary:
      Immediate - amount of income payable                        $         --
      Deferred - fully paid account balance                         31,302,983
      Deferred - not fully paid account balance                             --
   Group:
      Immediate - amount of income payable                                  --
      Fully paid account balance                                            --
      Not fully paid account balance                                        --
                                                                  ------------
         Total annuities in force                                 $ 31,302,983
                                                                  ============
Accident and health insurance - premiums in force                 $         --
                                                                  ============
Deposit funds and dividend accumulations in force:
   Deposit funds - account balance                                $         --
   Dividend accumulation - account balance                                  --
                                                                  ------------
         Total deposit funds and dividend accumulation in force   $         --
                                                                  ============
Accident and health insurance - claim payments in 2003            $         --
                                                                  ============

         See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

Supplemental Summary Investment Schedule
December 31, 2003
--------------------------------------------------------------------------------

                                                                                                                Admitted
                                                                                 Gross Investment         Assets as Reported in
                                                                                     Holdings             the Annual Statement
                                                                             ------------------------   ------------------------
                                                                                Amount     Percentage      Amount     Percentage
                                                                             -----------   ----------   -----------   ----------
1.  Bonds:
    1.1 U.S. Treasury securities                                             $   496,894        .504    $   496,894        .504
    1.2 U.S. government agency and corporate obligations (excluding mortgage-backed securities):
        1.21 Issued by U.S. government agencies                                       --          --             --          --
        1.22 Issued by U.S. government sponsored agencies                             --          --             --          --
    1.3 Foreign government (including Canada, excluding mortgage-backed
           securities)                                                                --          --             --          --
    1.4 Securities issued by states, territories, and possessions and political subdivisions in the U.S.:
        1.41 States, territories and possessions general obligations                  --          --             --          --
        1.42 Political subdivisions of states, territories and possessions
                and political subdivisions general obligations                        --          --             --          --
        1.43 Revenue and assessment obligations                                       --          --             --          --
        1.44 Industrial development and similar obligations                           --          --             --          --
    1.5 Mortgage-backed securities (includes residential and
           commercial MBS):
        1.51 Pass-through securities:
             1.511 Guaranteed by GNMA                                            888,202        .901        888,202        .901
             1.512 Issued by FNMA and FHLMC                                      246,926        .251        246,926        .251
             1.513 Privately issued                                                   --          --             --          --
        1.52 CMOs and REMICs:
             1.521 Issued by FNMA and FHLMC                                   15,676,727      15.910     15,676,727      15.910
             1.522 Privately issued and collateralized by MBS issued or
                      guaranteed by GNMA, FNMA or FHLMC                               --          --             --          --
             1.523 All other privately issued                                 13,349,579      13.548     13,349,579      13.548
2.  Other debt and other fixed income securities (excluding short term):
    2.1 Unaffiliated domestic securities (includes credit tenant loans
           rated by the SVO)                                                  60,319,858      61.219     60,319,858      61.219
    2.2 Unaffiliated foreign securities                                        5,239,445       5.317      5,239,445       5.317
    2.3 Affiliated securities                                                         --          --             --          --
3.  Equity interests:
    3.1 Investments in mutual funds                                                   --          --             --          --
    3.2 Preferred stocks:
        3.21 Affiliated                                                               --          --             --          --
        3.22 Unaffiliated                                                             --          --             --          --
    3.3 Publicly traded equity securities (excluding preferred stocks):
        3.31 Affiliated                                                               --          --             --          --
        3.32 Unaffiliated                                                             --          --             --          --
    3.4 Other equity securities:
        3.41 Affiliated                                                               --          --             --          --
        3.42 Unaffiliated                                                             --          --             --          --
    3.5 Other equity interests including tangible personal property under lease:
        3.51 Affiliated                                                               --          --             --          --
        3.52 Unaffiliated                                                             --          --             --          --
4.  Mortgage loans:
    4.1 Construction and land development                                             --          --             --          --
    4.2 Agricultural                                                                  --          --             --          --
    4.3 Single family residential properties                                          --          --             --          --
    4.4 Multifamily residential properties                                            --          --             --          --
    4.5 Commercial loans                                                              --          --             --          --
5.  Real estate investments:
    5.1 Property occupied by the company                                              --          --             --          --
    5.2 Property held for production of income (includes $0 of
           property acquired in satisfaction of debt)                                 --          --             --          --
    5.3 Property held for sale ($0 including property acquired in
           satisfaction of debt)                                                      --          --             --          --
6.  Policy loans                                                                      --          --             --          --
7.  Receivables for securities                                                        --          --             --          --
8.  Cash and short-term investments                                            2,315,193       2.350      2,315,193       2.350
9.  Other invested assets                                                             --          --             --          --
                                                                             -----------     -------    -----------     -------
10. Total invested assets                                                    $98,532,824     100.000    $98,532,824     100.000
                                                                             ===========     =======    ===========     =======

             See Report of Independent Registered Public Accounting Firm
                        on Supplemental Financial Information

Zurich Life Insurance Company of New York

Supplemental Investment Risks Interrogatories
December 31, 2003
--------------------------------------------------------------------------------

Answer the following interrogatories by stating the applicable U.S. dollar amounts and percentages of the reporting entity's total admitted assets held in that category of investments as shown on the Summary Investment Schedule. All reporting entities must answer interrogatories 1 through 4, 11, 13 through 17, 19 and if applicable, 20 through 24. Answer each of interrogatories 5 through 10 only if the reporting entity's aggregate holding in the gross investment category addressed in interrogatory 4 equals or exceeds 2.5% of the reporting entity's total admitted assets. Answer interrogatory 12 only if the reporting entity's aggregate holding in the gross investment category addressed in interrogatory 11 equals or exceeds 2.5% of the reporting entity's total admitted assets. Answer interrogatory 18 only if the reporting entity's aggregate holding in the gross investment category addressed in interrogatory 17 equals or exceeds 2.5% of the reporting entity's total admitted assets. For Life, Health and Fraternal blanks, responses are to exclude Separate Accounts.

1.   State the reporting entity's total admitted assets as
     reported on Page 2 of the Annual Statement.                    $102,253,253

2. State by investment category the 10 largest exposures to a single issuer/borrower/investment, excluding U.S. government, U.S. government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, property occupied by the company and policy loans.

                                                                   3
                                                               Percentage
                         1                          2           of Total
                Investment Category              Amount     Admitted Assets
       -------------------------------------   ----------   ---------------
2.01   Nationsbank Corp                        $2,992,482         2.9%
2.02   Northwest Airlines                      $2,990,931         2.9%
2.03   Contimortgage                           $2,241,517         2.2%
2.04   Norsk Hydro                             $2,211,571         2.2%
2.05   Ford Motor Credit                       $2,032,818         2.0%
2.06   AT & T Wireless                         $2,003,843         2.0%
2.07   May Department Stores                   $1,997,895         2.0%
2.08   General Electric                        $1,984,051         1.9%
2.09   CPC Intl Inc                            $1,949,169         1.9%
2.10   Paine Webber Mortgage Acceptance Corp   $1,941,303         1.9%

3. State the amounts and percentages of the reporting entity's total admitted assets held in bonds and preferred stocks by NAIC rating.

        Bonds        1          2    Preferred Stocks    3     4
       ------   -----------   ----   ----------------   ---   ---
3.01   NAIC-1   $73,591,783   72.0%       P/RP-1        $--    %
3.02   NAIC-2   $22,625,848   22.1%       P/RP-2        $--    %
3.03   NAIC-3   $        --     --%       P/RP-3        $--    %
3.04   NAIC-4   $        --     --%       P/RP-4        $--    %
3.05   NAIC-5   $        --     --%       P/RP-5        $--    %
3.06   NAIC-6   $        --     --%       P/RP-6        $--    %

4. State the amounts and percentages of the reporting entit y's total admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 31 - Derivative Instruments and SSAP No. 86 - Derivative Instruments), including (4.01) foreign-currency-denominated investments of $3,326,036; 3.3% (4.02) supporting insurance liabilities denominated in that same foreign currency of $0; 0.0% and excluding (4.03) Canadian investments and currency exposure of $1,913,410; 1.9%.

     Assets held in foreign investments less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatories
     5-10. (4.04)                                                 Yes [ ]  No[X]

          See Report of Independent Registered Public Accounting Firm
                     on Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2003
--------------------------------------------------------------------------------

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                               1         2
                                                          ----------   ----
5.01   Countries rated NAIC-1                             $5,239,446   5.1%
5.02   Countries rated NAIC-2                             $       --    --%
5.03   Countries rated NAIC-3 or below                    $       --    --%

6. Two largest foreign investment exposures to a single country, categorized 12 by NAIC sovereign rating:

                                                               1         2
                                                          ----------   ----
Countries rated NAIC-1:
6.01   Country: Norway                                    $2,211,571   2.2%
6.02   Country: Canada                                    $1,913,410   1.9%

Countries rated NAIC-2:
6.03   Country:                                           $       --    --%
6.04   Country:                                           $       --    --%

Countries rated NAIC-3 or below:
6.05   Country:                                           $       --    --%
6.06   Country:                                           $       --    --%

                                                               1         2
                                                          ----------   ----
7.   Aggregate unhedged foreign currency exposure         $       --    --%

8.   Aggregate unhedged foreign currency exposure
     categorized by NAIC sovereign rating:
                                                               1         2
                                                          ----------   ----
8.01   Countries rated NAIC-1                             $       --    --%
8.02   Countries rated NAIC-2                             $       --    --%
8.03   Countries rated NAIC-3 or below                    $       --    --%

9.   Two largest unhedged foreign currency exposures to a
     single country, categorized by NAIC sovereign rating:
                                                               1         2
       Countries rated NAIC-1:                            ----------   ----
9.01   Country:                                           $       --    --%
9.02   Country:                                           $       --    --%

       Countries rated NAIC-2:
9.03   Country:                                           $       --    --%
9.04   Country:                                           $       --    --%

       Countries rate NAIC-3 or below:
9.05   Country:                                           $       --    --%
9.06   Country:                                           $       --    --%

10. List the 10 largest sovereign (i.e. non-governmental) foreign issues:

            1
        NAIC Rating        2         3
        -----------   ----------   ----
10.01       1         $2,211,571   2.2%
10.02       1PE       $1,913,410   1.9%
10.03       1         $  592,489   0.6%
10.04       2         $  521,975   0.5%
10.05                 $       --    --%
10.06                 $       --    --%
10.07                 $       --    --%
10.08                 $       --    --%
10.09                 $       --    --%
10.10                 $       --    --%

          See Report of Independent Registered Public Accounting Firm
                     on Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2003
--------------------------------------------------------------------------------

11. State the amounts and percentages of the reporting entity's total admitted assets held in Canadian investments and unhedged Canadian currency exposure, including Canadian-currency-denominated investments of (11.01) $1,913,410; 1.9% supporting Canadian-denominated insurance liabilities of (11.02) $0; 0.0%.

     Assets held in Canadian investments less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for
     interrogatory 12. (11.03)                                    Yes [X] No [ ]

                                                                        1     2
12.  Aggregate Canadian investment exposure.                           ---   ---
           12.1   Canadian investments                                 $--   --%
           12.2   Unhedged Canadian currency exposure                  $--   --%

13. State the aggregate amounts and percentages of the reporting entity's total admitted assets held in investments with contractual sales restrictions (defined as investments having restrictions that prevent investments from being sold within 90 days).

     Assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity's total admitted assets, therefore detail not
     required for interrogatory 13.                               Yes [X] No [ ]

14. State the aggregate amounts and percentages of admitted assets held in the largest 10 equity interests (including investments in shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities, and excluding money market and bond mutual funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt or Class 1).

     Assets held in equity interests less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 14.
                                                                  Yes [X] No [ ]

15. State the amounts and percentages of the entity's total admitted assets held in nonaffiliated, privately placed equities (included in other equity securities) and excluding securities eligible for sale under Securities Exchange Commission (SEC) Rule 144a or SEC Rule 144 without volume restrictions.

     Assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entity's total admitted assets, therefore detail not required
     for interrogatory 15.                                        Yes [X] No [ ]

16. State the aggregate amounts and percentages of the entity's total admitted assets held in general partnership interests (included in other equity securities).

     Assets held in general partnership interests less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for
     interrogatory 16.                                            Yes [X] No [ ]

17. With respect to mortgage loans reported in Schedule B, state the amounts and percentages of the reporting entity's total admitted assets held.

     Mortgage loans reported in Schedule B less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for
     interrogatories 17 and 18.                                   Yes [X] No [ ]

18. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

19. State the amounts and percentages of the reporting entity's total admitted assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A, excluding property occupied by the company.

     Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A less than 2.5% of the reporting entity's total admitted assets, therefore detail not
     required for interrogatory 19.                               Yes [X] No [ ]

20. State the amounts and percentages of the reporting entity's total admitted assets subject to the following types of agreements:

                                             At Year-End   At End of Each Quarter ("Unaudited")
                                             -----------   ------------------------------------
                                                                1st Qtr   2nd Qtr   3rd Qtr
                                               1     2             3         4         5
                                              ---   ---         -------   -------   -------
20.01   Securities lending (do not include
        assets held as collateral for
        such transactions)                    $--    --           $--       $--       $--
20.02   Repurchase agreements                 $--    --           $--       $--       $--
20.03   Reverse repurchase agreements         $--    --           $--       $--       $--
20.04   Dollar repurchase agreements          $--    --           $--       $--       $--
20.05   Dollar reverse repurchase
        agreements                            $--    --           $--       $--       $--

     See Report of Independent Registered Public Accounting Firm on
                         Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2003
--------------------------------------------------------------------------------

21. State the amounts and percentages indicated below for warrants not attached to other financial instruments, option, caps and floors:

                              Owned      Written
                            ---------   ---------
                             1     2     3     4
                            ---   ---   ---   ---
21.01   Hedging             $--   --%   $--   --%
21.02   Income generation   $--   --%   $--   --%
21.03   Other               $--   --%   $--   --%

22. State the amounts and percentage indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instruction) for collars, swaps and forwards:

                            At Year-End   At End of Each Quarter ("Unaudited")
                            -----------   ------------------------------------
                                               1st Qtr   2nd Qtr   3rd Qtr
                              1     2             3         4         5
                             ---   ---         -------   -------   -------
20.01   Hedging              $--    --%          $--       $--       $--
20.02   Income generation    $--    --%          $--       $--       $--
20.03   Replication          $--    --%          $--       $--       $--
20.04   Other                $--    --%          $--       $--       $--

23. State the amounts and percentage indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instruction) for futures contracts:

                            At Year-End   At End of Each Quarter ("Unaudited")
                            -----------   ------------------------------------
                                               1st Qtr   2nd Qtr   3rd Qtr
                              1     2             3         4         5
                             ---   ---         -------   -------   -------
20.01   Hedging              $--    --%          $--       $--       $--
20.02   Income generation    $--    --%          $--       $--       $--
20.03   Replication          $--    --%          $--       $--       $--
20.04   Other                $--    --%          $--       $--       $--

24. State the amounts and percentage of the 10 largest investments included in the Write-ins for Invested Assets category included on the Summary Investment Schedule

         1     2     3
        ---   ---   ---
24.01   N/A   $--   --%
24.02   N/A   $--   --%
24.03   N/A   $--   --%
24.04   N/A   $--   --%
24.05   N/A   $--   --%
24.06   N/A   $--   --%
24.07   N/A   $--   --%
24.08   N/A   $--   --%
24.09   N/A   $--   --%
24.10   N/A   $--   --%

           See Report of Independent Registered Public Accounting Firm on
                         Supplemental Financial Information

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Zurich Life Insurance Company of New York:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital stock and surplus of Zurich Life Insurance Company of New York (the Company) as of December 31, 2002 and 2001, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of New York, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in
Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2002 and 2001, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 2, the Company changed its method of accounting for income taxes as required by the Insurance Department of the State of New York. The effect of adoption is recorded as an adjustment to policyholders' surplus as of December 31, 2002. In addition, as discussed in Note 12 to the financial statements, in 2001 the Company adopted the accounting policies in the revised National Association of Insurance Commissioners "Accounting Practices and Procedures Manual" - Effective January 1, 2001, as required by the Insurance Department of the State of New York. The effect of adoption is recorded as an adjustment to policyholders' surplus as of January 1, 2001.

PricewaterhouseCoopers LLP
Chicago, Illinois
March 21, 2003

Zurich Life Insurance Company of New York

Statutory Statements of Admitted Assets, Liabilities and
Capital Stock and Surplus
As of December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                          2002          2001
                                                      -----------   -----------
                   ADMITTED ASSETS
Cash and invested assets:
   Bonds                                              $66,491,260   $63,779,374
   Cash                                                 4,628,191     2,727,165
                                                      -----------   -----------
      Total cash and invested assets                   71,119,451    66,506,539

Amounts recoverable from reinsurers                            --           215
Net deferred tax asset                                     83,427            --
Premiums deferred and uncollected                         957,654       147,277
Investment income due and accrued                         931,854       987,233
Receivable from affiliates                                  7,341       308,669
Other assets                                                1,138           757
                                                      -----------   -----------
      Total admitted assets                           $73,100,865   $67,950,690
                                                      ===========   ===========
      LIABILITIES AND CAPITAL STOCK AND SURPLUS

Liabilities:
   Life and annuity reserves                          $   634,003   $    86,460
   Claims and benefits payable to policyholders            50,587         5,247
   Other policy holder funds                               16,239           359
                                                      -----------   -----------
      Total policy liabilities                            700,829        92,066

Interest maintenance reserve                            1,531,901       580,774
General expenses due or accrued                           362,683       387,857
Taxes, licenses and fees due or accrued                        --       (74,949)
Federal income taxes due or accrued                     1,704,232       310,157
Amounts held for agents                                     1,106        21,941
Remittances and items not allocated                       132,913        12,647
Asset valuation reserve                                   154,587        84,919
Reinsurance in unauthorized companies                     162,948            --
Payable to affiliates                                     212,410       148,660
Other liabilities                                          75,893            --
                                                      -----------   -----------
      Total liabilities                                 5,039,502     1,564,072
                                                      -----------   -----------
Capital stock and surplus:
   Capital stock                                        2,000,000     2,000,000
   Paid-in surplus                                     62,153,006    62,153,006
   Unassigned surplus                                   3,908,357     2,233,612
                                                      -----------   -----------
      Total capital stock and surplus                  68,061,363    66,386,618
                                                      -----------   -----------
      Total liabilities and capital stock and
         surplus                                      $73,100,865   $67,950,690
                                                      ===========   ===========

              The accompanying notes are an integral part of these
                         statutory financial statements.

Zurich Life Insurance Company of New York

Statutory Statements of Operations
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                           2002         2001
                                                       -----------   ----------
Income:
   Premium and annuity considerations                  $   550,898   $  166,258
   Net investment income                                 4,577,082    4,800,313
   Amortization of interest maintenance reserve            137,446       25,170
   Reinsurance ceding commissions and allowances         1,531,670      620,836
                                                       -----------   ----------
      Total income                                       6,797,096    5,612,577
                                                       -----------   ----------
Benefits and expenses:
   Death benefits                                           45,340       35,247
   Interest and adjustments on policy or
      deposit-type contracts                                   136          101
   Increase in aggregate reserves for life
      policies and contracts                               547,543       86,460
   Commissions                                           1,939,269      791,426
   General expenses                                      1,691,739    2,978,227
   Insurance taxes, licenses and fees                       49,699       78,681
   Increase in loading on deferred and
      uncollected premiums                                (420,427)     147,047
   Other expenses                                            2,716          419
                                                       -----------   ----------
      Total benefits and expenses                        3,856,015    4,117,608
                                                       -----------   ----------
Net gain from operations before federal income
   taxes and realized capital gains                      2,941,081    1,494,969

Federal income tax expense                               1,416,600      542,905
                                                       -----------   ----------
Net gain from operations before realized
   capital gains                                         1,524,481      952,064
                                                       -----------   ----------
Net realized capital gains                               1,674,727      932,211
Related federal income tax expense                        (292,199)    (166,277)
Realized gains transferred to the interest
   maintenance reserve                                  (1,088,572)    (605,943)
                                                       -----------   ----------
      Total realized capital gains                         293,956      159,991
                                                       -----------   ----------
      Net income                                       $ 1,818,437   $1,112,055
                                                       ===========   ==========

              The accompanying notes are an integral part of these
                         statutory financial statements.

Zurich Life Insurance Company of New York

Statutory Statements of Capital Stock and Surplus
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                       2002          2001
                                                                   -----------   -----------
Capital stock at beginning and end of year                         $ 2,000,000   $ 2,000,000
                                                                   -----------   -----------
Paid in surplus at beginning and end of year                        62,153,006    62,153,006
                                                                   -----------   -----------
Unassigned surplus:
   Balance at beginning of year                                      2,233,612     1,217,469
   Net income                                                        1,818,437     1,112,055
   Change in nonadmitted assets                                     (1,120,102)      (10,993)
   Change in liability for reinsurance in unauthorized companies      (162,948)           --
   Change in asset valuation reserve                                   (69,669)      (84,919)
   Cumulative effect of change in accounting principles              1,209,027            --
                                                                   -----------   -----------
   Balance at end of year                                            3,908,357     2,233,612
                                                                   -----------   -----------
      Total capital stock and surplus                              $68,061,363   $66,386,618
                                                                   ===========   ===========

              The accompanying notes are an integral part of these
                         statutory financial statements.

Zurich Life Insurance Company of New York

Statutory Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                          2002          2001
                                                      -----------   -----------
Cash from operations:
   Premiums and annuity considerations                $   176,829   $  (127,707)
   Investment income received                           4,434,328     4,586,635
   Other income received                                1,531,289       620,079
   Death Benefits                                             215       (30,000)
   Interest and adjustments on policy or
      deposit-type contracts                                 (136)         (101)
   Commissions                                         (1,939,269)     (791,426)
   General expenses                                    (1,716,913)   (2,590,789)
   Insurance taxes, licenses and fees                      25,250       (78,681)
   Federal income taxes paid                              (22,525)     (108,723)
   Other expenses                                          (2,714)           --
                                                      -----------   -----------
      Net cash from operations                          2,486,354     1,479,287
                                                      -----------   -----------
Cash from investments:
   Proceeds from investments sold, matured or
      repaid:
      Bonds                                            27,864,713    13,937,589
                                                      -----------   -----------
         Total investment proceeds                     27,864,713    13,937,589
   Tax expenses on net realized capital gains             292,199       166,277
                                                      -----------   -----------
         Total                                         27,572,514    13,771,312
                                                      -----------   -----------
   Cost of investments acquired:
      Bonds                                            28,703,739    13,266,145
                                                      -----------   -----------
         Total investments acquired                    28,703,739    13,266,145
                                                      -----------   -----------
         Net cash from investments                     (1,131,225)      505,167
                                                      -----------   -----------
Cash from financing and miscellaneous sources:
   Other applications                                     545,897      (693,493)
                                                      -----------   -----------
         Net cash from financing and miscellaneous
            sources                                       545,897      (693,493)
                                                      -----------   -----------
Net change in cash and short-term investments           1,901,026     1,290,961
Cash and short-term investments:
   Beginning of year                                    2,727,165     1,436,204
                                                      -----------   -----------
   End of year                                        $ 4,628,191   $ 2,727,165
                                                      ===========   ===========

              The accompanying notes are an integral part ot these
                         statutory financial statements.

Zurich Life Insurance Company of New York

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

1.   Nature of Business Operations

     Zurich Life Insurance Company of New York (the Company), formerly Zurich Kemper Life Insurance Company of New York, issues term life insurance products in the State of New York primarily through an affiliated company, Zurich Direct, Inc. (Zurich Direct). Zurich Direct is an insurance agency that markets the Company's products directly to consumers using direct mail, radio, magazine and television advertising. The Company is a wholly-owned subsidiary of Kemper Investors Life Insurance Company (KILICO). KILICO and Zurich Direct are both wholly-owned subsidiaries of Kemper Corporation (Kemper), a nonoperating holding company. Kemper is a wholly-owned subsidiary of Zurich Holding Company of America (ZHCA), a holding company. ZHCA is a wholly-owned subsidiary of Zurich Group Holding ("ZGH" or "Zurich"), a Swiss holding company. ZGH is wholly-owned by Zurich Financial Services (ZFS), a Swiss holding company.

     KILICO funded the Company's operations in 2000 and the Company began insurance operations in 2001.

2.   Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying statutory financial statements have been prepared in accordance with the National Association of Insurance Commissioners (NAIC) "Accounting Practices and Procedures Manual," and in conformity with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of New York, which vary in some respects from accounting principles generally accepted in the United States of America (GAAP). The more significant of these differences are as follows: (1) bonds are generally recorded at amortized cost, and are not classified as either held-to-maturity securities, trading securities or available-for-sale securities; (2) acquisition costs, such as commissions and other costs in connection with acquiring new business, are charged to current operations as incurred; (3) policy reserves are based on statutory mortality and interest requirements without consideration of withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals; (4) deferred federal income tax assets for the temporary differences between the financial statement basis and tax basis of assets and liabilities are subject to different admissibility criteria; (5) the asset valuation reserve is reported as a liability and not required for GAAP purposes; (6) certain assets designated as "non-admitted assets" (principally furniture and equipment, agents' debit balances and certain other classes of receivables) have been charged to surplus; and (7) realized capital gains/losses resulting from changes in interest rates are deferred and amortized over the life of the bond or mortgage sold.

     Statutory capital and surplus is $6,386,399 and $3,897,782 less than GAAP stockholder's equity at December 2002 and 2001, respectively. Statutory net income is $739,473 less than GAAP net income for the year ended December 31, 2002 and $237,972 less than GAAP net income for the year ended December 31, 2001.

     The Office of the Commissioner of the State of New York recognizes only statutory accounting practices prescribed or permitted by the state of New York for determining and reporting the

Zurich Life Insurance Company of New York

--------------------------------------------------------------------------------

     financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC statutory accounting practices and procedures (NAIC SAP) have been adopted as a component of prescribed or permitted practices by the State of New York. The State has adopted certain prescribed accounting practices that are at variance from those found in NAIC SAP. Specifically, in 2001, deferred tax assets and deferred tax liabilities were not recognized. In 2002, the state adopted the prescribed accounting practices of the NAIC for deferred tax assets and deferred tax liabilities. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices. See Note 12 for further discussion.

     Use of Estimates in the Preparation of the Financial Statements

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

     Accounting Policies

     A.   Investments

          Bonds are carried at values prescribed by the NAIC. Generally bonds are valued at amortized cost under NAIC guidelines. Short-term investments are carried at cost, which approximates fair value.

          Mortgage-backed/asset-backed securities are stated at amortized cost using the modified scientific method including anticipated prepayments at the date of purchase. Such amortization is included in investment income. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding increase or decrease to interest income. Prepayment assumptions for loan-backed bonds and structured securities were obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.

          The Company has no securitized financial assets in 2002 or 2001.

          Upon default or indication of potential default by an issuer of fixed maturity securities, other than securitized financial assets, the issue(s) of such issuer would be analyzed for possible write-down. Any such issue would be written down or to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue is regularly reviewed and additional write-downs may be taken in light of later developments. Write-downs are included as part of net realized capital gains (losses). No write-downs were recorded by the Company in 2002 or 2001.

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     B.   Loan-Backed Securities

          Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from broker-dealer survey values or internal estimates.

          For agency mortgage-backed securities (Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC)) the primary pricing source used is the Merrill Lynch Securities Pricing Service. For commercial mortgage-backed and asset-backed securities, the primary pricing source used is Interactive Data. Additionally, each of these sources is supplemented by broker pricing where coverage is unavailable or where the pricing is deemed to be unreliable.

     C.   Investment Income and Realized Gains and Losses

          Investment income is recorded when earned. All investment income due and accrued over 90 days past due is excluded from surplus. The Company had no investment income due and accrued that was over 90 days past due at December 31, 2002 or 2001.

          Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, which are not transferred to the IMR as discussed below, and changes in real estate-related reserves and write-downs are credited or charged to income net of applicable Federal income tax. Unrealized gains and losses are credited or charged to surplus.

     D.   Income and Expenses

          Life premiums are recognized as income when due. Expenses, including acquisition costs related to acquiring new business, such as commissions, are charged to operations as incurred.

     E.   Asset Valuation Reserve and Interest Maintenance Reserve

          The asset valuation reserve (AVR) provides for a standardized statutory investment valuation reserve for losses from investments in bonds, preferred stocks, short-term investments, mortgage loans, common stock and other invested assets, with related increases or decreases in the AVR recorded directly to surplus. A write-down for other than temporary declines in value is recognized as a realized loss on an individual asset basis.

          The Interest Maintenance Reserve (IMR) defers certain interest-related gains and losses (net of tax) on fixed income securities, primarily bonds and mortgage loans, which are then amortized into income over the remaining lives of the investments sold. Net deferred IMR gains are treated as a liability while net deferred IMR losses are generally treated as a nonadmitted asset with a corresponding charge directly to unassigned surplus. For GAAP purposes, there is no such reserve.

     F.   Policy Liabilities and Other Policyholders' Funds

          Liabilities for life policy reserves are based on statutory mortality and interest requirements without consideration of withdrawals. Liabilities for the majority of these contracts are calculated based on the 1980 Commissioner's Standard Ordinary (CSO) table assuming an interest rate of 4.5 percent.

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     G.   Reinsurance

          In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new life insurance premiums to unaffiliated insurers. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders.

     H.   Federal Income Taxes

          The Company will file a consolidated federal income tax return with ZHCA, beginning with the 2002 tax year.

          The reporting of federal and foreign income taxes under statutory accounting is similar to the reporting requirements under GAAP except for the following differences: (1) under statutory accounting, the calculation of state income taxes incurred is limited to taxes due on the current year's taxable income and any adjustments due to changes in prior year returns. Therefore, deferred state income taxes are not recorded, (2) the estimate of the current state income tax expense is not a component of income taxes incurred. Instead, current state income tax is reported as a component of insurance taxes, licenses and fees and is an element of pre-tax book income, (3) under GAAP, Statement of Financial Accounting Standards (SFAS) 109 contains a requirement to reduce the amount of deferred tax assets (DTAs) by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. No such provision is required by statutory accounting. Instead, statutory accounting requires that the gross DTA be subject to an admissibility test. The admissibility test has three parts. The first two parts attempt to determine the portion of the gross DTA that can be reduced to cash or result in a reduction of future cash taxes within the next twelve months. The third part of the test permits admission of gross DTAs to the extent of gross deferred tax liabilities (DTLs), and (4) under statutory accounting, any changes in DTAs and DTLs are to be recognized as a separate component of the change in unassigned surplus. Therefore, changes in the DTAs and DTLs will not be included in current year income. This differs from GAAP, which reports the change in deferred income taxes as a component of the total tax provision rather than as a direct adjustment to unassigned surplus.

     I.   Nonadmitted Assets

          Certain assets, designated as "nonadmitted assets," have been excluded from the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus through a direct charge against unassigned surplus.

     J.   Cash Flow Information

          The Company defines cash as cash in banks and money market accounts and considers all highly liquid investments, with a maturity of one year or less when purchased, to be short-term investments.

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     K.   Premiums Deferred and Uncollected

          Premiums deferred and uncollected represent modal premiums due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined.

     L.   Reclassifications

          Certain 2001 amounts have been reclassified to conform to current year presentation.

3.   Invested Assets and Other Related Income

     Bonds

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of bonds at December 31, 2002 and 2001 were as follows (in thousands):

                                                          2002
                                    -----------------------------------------------
                                                   Gross        Gross     Estimated
                                    Amortized   Unrealized   Unrealized      Fair
                                       Cost        Gains       Losses       Value
                                    ---------   ----------   ----------   ---------
     U.S. Government securities      $ 7,229      $  154       $  --       $ 7,383
     Special revenue                   9,281         193       $  --         9,474
     Public utilities                  1,634          43        (135)        1,542
     Industrial and miscellaneous     48,347       3,943        (372)       51,918
                                     -------      ------       -----       -------
        Total bonds                  $66,491      $4,333       $(507)      $70,317
                                     =======      ======       =====       =======

                                                          2001
                                    -----------------------------------------------
                                                   Gross        Gross     Estimated
                                    Amortized   Unrealized   Unrealized      Fair
                                       Cost        Gains       Losses       Value
                                    ---------   ----------   ----------   ---------
     U.S. Government securities      $ 2,043      $   72       $ (10)      $ 2,105
     Special revenue                   9,800         357          --        10,157
     Public utilities                  1,637          36       $  (6)        1,667
     Industrial and miscellaneous     50,299       3,219        (885)       52,633
                                     -------      ------       -----       -------
        Total bonds                  $63,779      $3,684       $(901)      $66,562
                                     =======      ======       =====       =======

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     The amortized cost and estimated fair value of bonds at December 31, 2002, by contractual maturity, are presented in the following table (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed and asset-backed securities may be substantially shorter than their contractual maturity because they may require monthly principal installments and such loans may prepay principal.

                                                     Amortized   Estimated Fair
                                                        Cost          Value
                                                     ---------   --------------
     Due in one year or less                          $    --       $    --
     Due after one year through five years             16,539        17,806
     Due after five years through ten years            19,458        20,749
     Due after ten years                                9,576         9,627
     Securities not due at a single maturity
        date - primarily mortgage and asset-backed
        securities /(l)/                               20,918        22,135
                                                      -------       -------
        Total bonds                                   $66,491       $70,317
                                                      =======       =======

     ----------
     /(1)/ Weighed average maturity of approximately 3.8 years.

     Gross proceeds, realized gains and realized losses on bonds sold at the discretion of the Company for the years ended December 31, 2002 and 2001 were (in thousands):

                               2002      2001
                             -------   -------
     Gross proceeds          $26,351   $12,737
     Gross realized gains    $ 1,828   $   932
     Gross realized losses   $   154   $    --

     Approximately 15.8 percent of the Company's investment-grade fixed maturity securities at December 31, 2002, were residential mortgage-backed securities, down from 17.8 percent at December 31, 2001. Approximately 9.4 percent of the investment-grade fixed maturity securities at December 31, 2002 were commercial mortgage-backed securities, compared with 6.0 percent at December 31, 2001. The residential mortgage-backed securities consist primarily of marketable mortgage pass-through securities issued by the GNMA, FNMA, or FHLMC and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid.

     Approximately 6.9 percent and 6.0 percent of the Company's investment-grade fixed maturity securities at December 31, 2002 and 2001, respectively, consisted of asset-backed securities. The Company's investments in asset-backed securities were backed by home equity loans (64.6%), manufactured housing loans (22.5%), and auto loans (12.9%).

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     Bonds with amortized values of $0.5 million were on deposit with governmental authorities as required by law at December 31, 2002.

     Net Investment Income

     The sources of net investment income for the years ended December 31, 2002 and 2001 were as follows (in thousands):

                                                2002     2001
                                               ------   ------
     Interest on fixed maturity securities     $4,633   $4,815
     Income from short-term investments            --       69
     Income from other loans and investments       23       (2)
                                               ------   ------
        Total investment income                 4,656    4,882
     Investment expense                           (79)     (82)
                                               ------   ------
        Net investment income                  $4,577   $4,800
                                               ======   ======

     Net Realized Capital Gains

     Net realized capital gains for the years ended December 31, 2002 and 2001 were as follows (in thousands):

                                                      2002     2001
                                                    -------   -----
     Fixed maturity securities                      $ 1,675   $ 932
                                                    -------   -----
        Net realized capital gains before federal
           income tax expense                         1,675     932
     Federal income tax expense                        (292)   (166)
                                                    -------   -----
        Net realized capital gains after federal
           income tax expense                         1,383     766
     Net realized gains transferred to the IMR       (1,089)   (606)
                                                    -------   -----
        Total realized capital gains                $   294   $ 160
                                                    =======   =====

4.   Fair Value of Financial Instruments

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on

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     judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Bonds

     Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, Deutsche Investment Management Americas, Inc. (DIM), formerly Zurich Scudder Investments, Inc. (ZSI).

     Cash and Short-Term Investments

     The carrying amounts for these instruments approximate fair value.

     The carrying values and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 were as follows (in thousands):

                                                        2002                 2001
                                                 ------------------   ------------------
                                                 Carrying     Fair    Carrying     Fair
                                                   Value     Value      Value     Value
                                                 --------   -------   --------   -------
     Financial instruments recorded as assets:
     Bonds                                        $66,491   $70,317    $63,779   $66,562
     Cash and short-term investments                4,628     4,628      2,727     2,727

     The Company had no financial instruments recorded as liabilities at December 31, 2002 or 2001.

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5.   Income Taxes

     The components of the net deferred tax asset recognized in the Company's statement of admitted assets, liabilities and capital stock and surplus are as follows:

                                        December 31,   December 31,
                                           2002            2001
                                        ------------   ------------
     Total of all deferred tax assets
        (DTAs)                           $1,539,303         $--
     Total of all deferred tax
        liabilities (DTLs)                 (330,276)         --
                                         ----------         ---
           Net deferred tax asset         1,209,027          --
     Deferred tax assets nonadmitted      1,125,600          --
                                         ----------         ---
           Net admitted tax assets       $   83,427         $--
                                         ==========         ===
     Increase in nonadmitted deferred
        tax asset                        $1,125,598         $--
                                         ==========         ===

     There are no deferred tax liabilities that are not recognized.

     The Company's income tax expense and change in deferred tax assets and liabilities differs from the amount obtained by applying the federal statutory rate of 35% to net income before taxes. The significant items causing this difference are the amortization of the interest maintenance reserve and prior year temporary differences.

     The components of incurred tax expense are as follows:

                                                     2002        2001
                                                  ----------   --------
     Current income tax expense - operations      $1,416,600   $542,905
     Current income tax expense - capital gains      292,199    166,277
                                                  ----------   --------
        Current income tax expense                $1,708,799   $709,182
                                                  ==========   ========

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     The changes in the main components of DTAs and DTLs are as follows:

                                          December 31,   December 31,
                                              2002           2001          Change
                                          ------------   ------------   -----------
     DTAs
     Life insurance reserves               $   606,234        $--       $   606,234
     Deferred acquisition costs                 64,066         --            64,066
     Accrued expenses                           97,567         --            97,567
     Basis in bonds                            771,436         --           771,436
                                           -----------        ---       -----------
        Total DTAs                           1,539,303         --         1,539,303
     Nonadmitted DTAs                       (1,125,600)        --        (1,125,600)
                                           -----------        ---       -----------
     Admitted DTAs                         $   413,703        $--       $   413,703
                                           ===========        ===       ===========
     DTLs
     Market discount on bonds              $  (131,579)       $--       $  (131,579)
     Deferred  and uncollected premiums       (103,013)        --          (103,013)
     Loading / cost of collection              (95,684)        --           (95,684)
                                           -----------        ---       -----------
        Total DTLs                         $  (330,276)       $--       $  (330,276)
                                           ===========        ===       ===========
     Net admitted deferred tax asset       $    83,427        $--       $    83,427
                                           ===========        ===       ===========

     The change in net deferred income taxes is composed of the following (this analysis is exclusive of nonadmitted assets as the change in nonadmitted assets is reported separately from the change in net deferred income taxes in the Statutory Statement of Capital Stock and Surplus):

                                               December 31,   December 31,
                                                   2002           2001         Change
                                               ------------   ------------   ----------
     Total DTAs                                 $1,539,303         $--       $1,539,303
     Total DTLs                                   (330,276)         --         (330,276)
                                                ----------         ---       ----------
     Net deferred tax asset (liability)         $1,209,027         $--        1,209,027
                                                ==========         ===
     Tax effect of unrealized gains (losses)                                         --
                                                                             ----------
     Change in net deferred income tax                                       $1,209,027
                                                                             ==========

     The change in net deferred tax asset has been reflected in the Statutory Statements of Capital Stock and Surplus as a cumulative effect of change in accounting principles (See Note 12).

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     As of December 31, 2002, the Company did not have any net operating loss carryforwards.

     The following are income taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses:

     2002   $     --
     2001   $776,633
     2000   $     --

     The Company's federal income tax is consolidated with the following entities, with ZHCA as the parent:

     American Guarantee and Liability Insurance Co.       South County Water Corporation
     American Zurich Insurance Company                    Specialty Producer Group II, Inc.
     Assurance Company of America                         Steadfast Insurance Company
     Colonial American Casualty & Surety Company          Sterling Pines Inc.
     Diversified Specialty Risks, Inc.                    The Duchy of Grand Fenwick, Inc.
     Empire Fire and Marine Insurance Company             The Mountbatten Surety Co., Inc.
     Empire Indemnity Insurance Company                   The Zurich Services Corporation
     Empire Management Services, Inc.                     Truckwriters, Inc.
     Federal Kemper Life Assurance Company                Universal Underwriters Acceptance Corporation
     Fidelity & Deposit Company of Maryland               Universal Underwriters Insurance Company
     FKLA Realty Corporation                              Universal Underwriters Insurance Services, Inc.
     GE-Zurich Warranty Management Inc.                   Universal Underwriters Insurance Services, Inc. of Texas
     GE-Zurich Warranty Management Florida Inc.           Universal Underwriters Insurance Services of Alabama
     GE-Zurich Warranty Management Inc. of CA             Universal Underwriters Life Insurance Company
     HMS Dreadnought, Inc.                                Universal Underwriters Management Company
     Investors Brokerage Service, Inc.                    Universal Underwriters of Texas Insurance Company
     Investors Brokerage Service Insurance Agency, Inc.   Universal Underwriters Service Corporation
     Investors Brokerage Service Ins. Agency of Texas     Universal Underwriters Service Corporation of Texas
     Kemper Corporation                                   UUBVI, Limited
     Kemper Investors Life Insurance Company              Valiant Insurance Company
     Kemper Portfolio Corporation                         Vistar Insurance Services, Inc.
     KFC Portfolio Corporation                            ZKI Holding Corporation
     KILICO Realty Corporation                            Zurich Agency Services, Inc.
     Maine Bonding and Casualty Company                   Zurich American Brokerage, Inc.
     Maryland Casualty Company                            Zurich American Insurance Company
     Maryland Insurance Company                           Zurich American Insurance Company of Illinois
     Maryland Lloyds                                      Zurich Direct, Inc.
     Maryland Management Corporation                      Zurich Direct Insurance Agency Inc. of MA
     Maunalua Associates, Inc.                            Zurich Direct Inc of Texas
     Minnesota Marketing Center, Inc.                     Zurich E & S Insurance Brokerage, Inc.
     Mountbatten, Inc.                                    Zurich Finance (USA), Inc.
     National Standard Insurance Company                  Zurich Global, Ltd.
     Northern Insurance Company of New York               Zurich CZI Management Holding, Ltd.
     PMG Securities Corporation                           Zurich CZI Management, Ltd.
     PMG Asset Management, Inc.                           Zurich Holding Company of America, Inc.
     PMG Marketing,  Inc.                                 Zurich Life Insurance Company of New York
     PMG Life Agency, Inc.                                Zurich Life Insurance Company of America
     PMG Insurance Marketing of Massachusetts, Inc.       Zurich Premium Finance Company

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     Risk Enterprise Management                           Zurich Premium Finance Company of CA
     South County Services Company Inc.                   Zurich Towers, Inc.
     South County Sewer Corporation                       Zurich Warranty Solutions, Inc.

     A written agreement sets out the method of allocating tax between the companies. In general, the allocation is based upon separate return calculations with no immediate benefit for a taxable loss which is utilized in the current year consolidated return. Intercompany tax balances are settled within thirty days after: (1) the filing of the consolidated federal income tax return; (2) the payment of an estimated payment; (3) an additional assessment of the consolidated tax liability; (4) a refund of the consolidated tax liability; or (5) any other reduction to the member's apportioned tax liability in accordance with the tax sharing agreement.

6.   Information Concerning Parent, Subsidiaries and Affiliates

     The Company is a wholly-owned subsidiary of KILICO. All of the outstanding shares of KILICO are owned by Kemper, a non-operating holding company domiciled in the State of Delaware. Kemper also owns 100 percent of the issued and outstanding common stock of Federal Kemper Life Assurance Company (FKLA) and Zurich Life Insurance Company of America (ZLICA).

     The Company, KILICO and ZLICA utilize the management, employees and home office space of FKLA. Expenses are allocated to the Company, based upon their actual utilization of FKLA's employees and facilities. Expenses allocated to the Company from FKLA during 2002 and 2001 amounted to $1.1 million and $1.7 million, respectively.

     The Company has a service agreement with DIM, formerly ZSI, a subsidiary of Zurich at December 31, 2001. DIM provides investment services, including purchases or sales of securities, under the supervision of the Investment Committee of the Company. On September 24, 2001, ZFS announced that it would transfer 100% of its ownership in ZSI to Deutsche Bank in a transaction valued at $2.5 billion. The sale was completed on April 5, 2002. This transaction did not include Scudder's United Kingdom operations, Threadneedle Investments.

     The Company has no guarantees of undertakings for the benefit of an affiliate that would result in a material contingent exposure.

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     At December 31, 2002 and 2001, the company reported the following amounts due from or (to) related parties:

                                                             2002        2001
                                                          ---------   ---------
     FKLA                                                 $      --   $ 157,559
     KILICO                                                      --     144,948
     Other                                                    7,341       6,162
                                                          ---------   ---------
        Receivable from related parties                   $   7,341   $ 308,669
                                                          =========   =========
     FKLA                                                 $(156,087)  $      --
     ZSI                                                         --     (26,610)
     ZLICA                                                       --     (38,478)
     Zurich Direct, Inc.                                    (56,210)    (83,572)
     Investors Brokerage Service, Inc.                         (113)         --
                                                          ---------   ---------
        Payable to related parties                        $(212,410)  $(148,660)
                                                          =========   =========
        Net receivable (payable) from related parties     $(205,069)  $ 160,009
                                                          =========   =========

     Related party receivables and payables are settled each month.

7.   Reserves for Life Contracts and Deposit-Type Contracts

     The Company waives deduction of deferred fractional premiums upon death of the insured and returns the portion of the final premium paid beyond the policy month of death. Surrender values promised in excess of the legally computed reserves, if any, would be included as a component of reserves.

     Extra premiums are charged for policies issued on substandard lives according to underwriting classifications. Final reserves are determined by computing the mid-terminal reserve for the plan and holding, in addition, one half of the net valuation premium for the modal period.

     As of December 31, 2002, the Company had $165,700,000 of insurance in force for which the gross premiums were less than the net premium according to the standard valuation set by the State of New York. Reserves to cover the above insurance totaled $492,948 at year-end.

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8.   Premium and Annuity Considerations Deferred and Uncollected

     Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2002 and 2001 were as follows:

                                     2002
                             -------------------
                                         Net of
                               Gross     Loading
                             --------   --------
     Ordinary new business   $375,454   $409,995
     Ordinary renewal        $308,820   $547,659
                             --------   --------
        Total                $684,274   $957,654
                             ========   ========

                                     2001
                             -------------------
                                         Net of
                               Gross     Loading
                             --------   --------
     Ordinary new business   $294,324   $147,277
                             --------   --------
        Total                $294,324   $147,277
                             ========   ========

9.   Reinsurance

     At December 31, 2002 and 2001, the deductions for reinsurance ceded to affiliated and unaffiliated insurance companies were as follows (in thousands):

                                                            2002      2001
                                                          --------   ------
     Reserves ceded to unaffiliated insurance companies   $2,821.1   $766.7
                                                          ========   ======
     Premiums ceded to unaffiliated insurance companies   $1,993.4   $621.6
                                                          ========   ======
     Benefits ceded to unaffiliated insurance companies   $  602.4   $311.9
                                                          ========   ======

     Such amounts related to life insurance in force at December 31, 2002 and 2001 were as follows (in billions):

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                                                                     2002   2001
                                                                     ----   ----
     Direct                                                          $1.3   $0.4
                                                                     ====   ====
     Ceded to unaffiliated insurance companies                       $1.2   $0.4
                                                                     ====   ====

10.  Capital Stock and Surplus

     The Company has 2,000 shares of common stock authorized, issued and outstanding, with a $1,000 par value, all owned by KILICO, at December 31, 2002 and 2001.

     The maximum amount of dividends, which can be paid to shareholders of insurance companies domiciled in New York without prior approval of the New York Commissioner of Insurance, is subject to restrictions related to statutory surplus and adjusted net investment income during such period. No dividends were paid in 2002. In 2003, the Company cannot pay dividends without prior approval.

     The portion of unassigned funds (surplus) represented or (reduced) in aggregate by each item below is as follows:

                                                              2002       2001
                                                          -----------  --------
     Nonadmitted asset values                             $(1,131,095) $(10,993)
     Asset valuation reserve                                 (154,587)  (84,919)
     Liability for reinsurance in unauthorized companies     (162,948)       --
     Deferred taxes                                         1,209,027        --

11. Retirement Plans, Deferred Compensation, Postemployment Benefits, and Compensated Absences and Other Postretirement Benefit Plans

     Postretirement Benefit Plan

     FKLA sponsors a postretirement benefit plan covering U.S. employees. FKLA does not have a defined benefit pension plan. A summary of assets, obligations and assumptions of the postretirement benefit plan, as allocated to the Company, are as follows at December 31, 2002 and 2001:

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                                                             Other Benefits
                                                             --------------
                                                               2002   2001
                                                              -----   ----
     Change in benefit obligation:
        Service cost                                          $ 186    $--
        Interest cost                                           318     --
        Actuarial loss                                          248     --
        Benefits paid                                          (251)    --
                                                              -----    ---
        Benefit obligation at end of year                     $(501)   $--
                                                              =====    ===
     Funded status at December 31                             $(501)   $--
     Unamortized prior service cost                            (446)    --
     Unrecognized net actuarial loss                            523     --
                                                              -----    ---
     Accrued benefit liability                                $(424)   $--
                                                              =====    ===
     Components of net periodic benefit cost:
        Service cost                                          $ 186    $--
        Interest cost                                           318     --
        Amortization of unrecognized transition obligation      138     --
        Amortization of recognized net loss                      68     --
        Amortization of prior service cost                      (36)    --
                                                              -----    ---
           Total net periodic benefit cost                    $ 674    $--
                                                              =====    ===
     The Company was allocated no postretirement expenses from FKLA in 2001 due to the fact that the Company began operations in 2001.

     The accrued benefit liability has been reflected in the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus within general expenses due or accrued. The total net periodic benefit cost has been reflected in the Statutory Statements of Operations within general expenses.

     FKLA has multiple non-pension postretirement benefit plans. The health care plans are contributory, with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with FKLA's expressed intent to increase retiree contributions, decreasing the Company's share of such expenses.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2002 on the amounts allocated to the Company:

                                                                1 Percentage     1 Percentage
                                                               Point Increase   Point Decrease
                                                               --------------   --------------
     Effect on total of service and interest cost components        $ 68            $ (67)
     Effect on postretirement benefit obligaton                     $639            $(638)

     Defined Contribution Plan

     The Company is allocated charges related to several qualified defined contribution pension plans sponsored by FKLA.

Zurich Life Insurance Company of New York

--------------------------------------------------------------------------------

     Details of the Company's defined contribution plans are as follows:

                                       2002       2001
                                     --------   --------
     401 (k) plan company match      $ 20,977   $ 39,366
     Money purchase plan               52,937     45,397
     Profit sharing plan               71,069     44,983
                                     --------   --------
        Defined contribution total   $144,983   $129,746
                                     ========   ========

     The defined contribution plans have been reflected in the Statutory Statements of Operations within general expenses.

     Multiemployer Plans

     Effective January 1, 2001, the FKLA 401k Plan (the Plan) began being administered by Zurich North America, an affiliate. As part of this move, certain changes were made to the Plan. All employees became 100% vested and the amount that an employee can contribute that will be matched by the Company increased from 5% to 6%.

12.  Codification

     Disclosure for Insurers Upon Initial Implementation of Codification

     The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of New York. Effective January 1, 2001, the Office of the Commissioner of the State of New York required insurance companies domiciled in the State of New York to prepare their statutory basis financial statements in accordance with the NAIC "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, subject to any deviations prescribed or permitted by the State of New York insurance commissioner.

     Accounting changes adopted to conform to the provisions of the NAIC "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001 are reported as a change in accounting principles. The cumulative effect of the change in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principles. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. However, as a newly licensed company in 2001, the change in accounting principle did not affect the Company and there was no adjustment to unassigned funds (surplus).

     Prior to 2002, New York did not allow deferred tax assets in excess of deferred tax liabilities to be recorded as admitted assets. For 2002, New York assembly bill 11821 allows deferred tax assets to be admitted subject to the limitations of SSAP 10. The cumulative effect of adoption of accounting changes in 2002 positively impacted statutory surplus by $1.2 million as of December 31, 2002.

                       SUPPLEMENTAL FINANCIAL INFORMATION

           Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

To the Board of Directors and Stockholder of Zurich Life Insurance Company of New York:

The report on our audit of the basic statutory basis financial statements (the financial statements) of Zurich Life Insurance Company of New York (the Company) as of December 31, 2002, and for the years then ended, is presented on page one of this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories of the Company as of December 31, 2002, and for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements. The effects on the Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2002, or for the year then ended. The Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risks Interrogatories have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

March 21, 2003

Zurich Life Insurance Company of New York

Supplemental Schedule of Assets and Liabilities
December 31, 2002
--------------------------------------------------------------------------------

                                                                         2002
                                                                      ----------
Investment income earned:
   Government bonds                                                   $  140,885
   Other bonds (unaffiliated)                                          4,491,892
   Bonds (affiliates)                                                         --
   Preferred stocks (unaffiliated)                                            --
   Preferred stocks (affiliates)                                              --
   Common stocks (unaffiliated)                                               --
   Common stocks (affiliates)                                                 --
   Mortgage Loans                                                             --
   Real Estate                                                                --
   Premium notes, policy loans and liens                                      --
   Collateral loans                                                           --
   Cash/Short-term investments                                            19,238
   Other invested assets                                                      --
   Derivative instruments                                                     --
   Other income                                                            4,185
                                                                      ----------
      Gross investment income                                         $4,656,200
                                                                      ==========
Real estate owned at book value, less encumbrances                    $       --
                                                                      ==========
Mortgage loans at book value:
   Farm mortgages                                                     $       --
   Residential mortgages                                                      --
   Commercial mortgages                                                       --
                                                                      ----------
      Total mortgage loans                                            $       --
                                                                      ==========
Mortgage loans by standing at book value:
   Good standing                                                      $       --
   Good standing with restructured terms                                      --
   Interest overdue more than three months, not in foreclosure                --
   Foreclosure in process                                                     --
                                                                      ----------
      Total mortgage loans                                            $       --
                                                                      ==========
Other long-term assets at statement value                             $       --
                                                                      ==========

        See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2002
--------------------------------------------------------------------------------

                                                                         2002
                                                                     -----------
Collateral loans                                                     $        --
                                                                     ===========
Bonds and stocks of parent, subsidiaries and affiliates at book value:
   Bonds                                                             $        --
   Preferred stocks                                                           --
   Common stocks                                                              --
                                                                     -----------
         Total bonds and stocks of parent, subsidiaries and
            affiliates                                               $        --
                                                                     ===========
Bonds and short-term investments, by class and maturity:
   Bonds by maturity at statement value:
      Due within one year or less                                    $        --
      Over 1 year through 5 years                                     26,400,267
      Over 5 years through 10 years                                   29,486,698
      Over 10 years through 20 years                                   7,856,398
      Over 20 years                                                    2,747,897
                                                                     -----------
         Total by maturity                                           $66,491,260
                                                                     ===========

Bonds by class at statement value:
   Class 1                                                           $51,036,445
   Class 2                                                            14,319,634
   Class 3                                                             1,135,181
   Class 4                                                                    --
   Class 5                                                                    --
   Class 6                                                                    --
                                                                     -----------
         Total by class                                              $66,491,260
                                                                     ===========
         Total bonds publicly traded                                 $66,491,260
                                                                     ===========
         Total bonds privately traded                                $        --
                                                                     ===========
Preferred stocks at statement value                                  $        --
                                                                     ===========
Common stocks at market value                                        $        --
                                                                     ===========
Short-term investments at book value                                 $        --
                                                                     ===========
Financial options owned at statement value                           $        --
                                                                     ===========
Financial options written and in force at statement value            $        --
                                                                     ===========
Financial futures contracts open at current price                    $        --
                                                                     ===========
Cash on deposit                                                      $ 4,628,191
                                                                     ===========

        See Report Of Independent Registered Public Accounting Firm On
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2002
--------------------------------------------------------------------------------

                                                                        2002
                                                                    ------------
Life insurance in force (net of reinsurance):
   Industrial                                                       $         --
   Ordinary                                                          135,954,000
   Credit life                                                                --
   Group life                                                                 --
                                                                    ------------
         Total life insurance in force                              $135,954,000
                                                                    ============
Amount of accidental death insurance in force under ordinary
   policies                                                         $         --
                                                                    ============
Life insurance policies with disability provisions in force         $         --
                                                                    ============
Supplemental contracts in force:
   Ordinary - not involving life contingencies:
      Amount of deposit                                             $         --
      Income payable                                                          --
   Ordinary - involving life contingencies - income payable                   --
   Group - not involving life contingencies:
      Amount of deposit                                                       --
      Income payable                                                          --
   Group - involving life contingencies - income payable                      --
                                                                    ------------
         Total supplemental contracts in force                      $         --
                                                                    ============
Annuities in force:
   Ordinary:
      Immediate - amount of income payable                          $         --
      Deferred - fully paid account balance                                   --
      Deferred - not fully paid account balance                               --
   Group:
      Immediate - amount of income payable                                    --
      Fully paid account balance                                              --
      Not fully paid account balance                                          --
                                                                    ------------
         Total annuities in force                                   $         --
                                                                    ============
Accident and health insurance - premiums in force                   $         --
                                                                    ============
Deposit funds and dividend accumulations in force:
   Deposit funds - account balance                                  $         --
   Dividend accumulation - account balance                                    --
                                                                    ------------
         Total deposit funds and dividend accumulation in force     $         --
                                                                    ============
Accident and health insurance - claim payments in 2002              $         --
                                                                    ============

        See Report Of Independent Registered Public Accounting Firm On
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

Supplemental Summary Investment Schedule
December 31, 2002
--------------------------------------------------------------------------------

                                                                                                                   Admitted
                                                                                    Gross Investment         Assets as Reported in
                                                                                        Holdings             the Annual Statement
                                                                                ------------------------   ------------------------
                                                                                   Amount     Percentage      Amount     Percentage
                                                                                -----------   ----------   -----------   ----------
1.  Bonds:
    1.1 U.S. Treasury securities                                                $ 6,201,284      8.720     $ 6,201,284      8.720
    1.2 U.S. government agency and corporate obligations (excluding mortgage-
           backed securities):
        1.21 Issued by U.S. government agencies                                   1,027,984      1.445       1,027,984      1.445
        1.22 Issued by U.S. government sponsored agencies                                --         --              --         --
    1.3 Foreign government (including Canada, excluding mortgage-backed
           securities)                                                                   --         --              --         --
    1.4 Securities issued by states, territories, and possessions and political subdivisions in the U.S.:
        1.41 States, territories and possessions general obligations                     --         --              --         --
        1.42 Political subdivisions of states, territories and possessions
                and political subdivisions general obligations                           --         --              --         --
        1.43 Revenue and assessment obligations                                          --         --              --         --
        1.44 Industrial development and similar obligations                              --         --              --         --
    1.5 Mortgage-backed securities (includes residential and commercial MBS):
        1.51 Pass-through securities:
             1.511 Guaranteed by GNMA                                                    --         --              --         --
             1.512 Issued by FNMA and FHLMC                                              --         --              --         --
             1.513 Privately issued                                                      --         --              --         --
        1.52 CMOs and REMICs:
             1.521 Issued by FNMA and FHLMC                                       9,280,873     13.050       9,280,873     13.050
             1.522 Privately issued and collateralized by MBS issued or guaranteed by GNMA, FNMA or FHLMC
        1.523 All other privately issued                                          6,119,905      8.605       6,119,905      8.605
2.  Other debt and other fixed income securities (excluding short term):
    2.1 Unaffiliated domestic securities (includes credit tenant loans rated
           by the SVO)                                                           39,712,096     55.839      39,712,096     55.839
    2.2 Unaffiliated foreign securities                                           4,149,118      5.833       4,149,118      5.833
    2.3 Affiliated securities                                                            --         --              --         --
3.  Equity interests:
    3.1 Investments in mutual funds                                                      --         --              --         --
    3.2 Preferred stocks:                                                                --         --              --         --
        3.21 Affiliated                                                                  --         --              --         --
        3.22 Unaffiliated                                                                --         --              --         --
    3.3 Publicly traded equity securities (excluding preferred stocks):
        3.31 Affiliated                                                                  --         --              --         --
        3.32 Unaffiliated                                                                --         --              --         --
    3.4 Other equity securities:
        3.41 Affiliated                                                                  --         --              --         --
        3.42 Unaffiliated                                                                --         --              --         --
    3.5 Other equity interests including tangible personal property under lease:
        3.51 Affiliated                                                                  --         --              --         --
        3.52 Unaffiliated                                                                --         --              --         --
4.  Mortgage loans:
    4.1 Construction and land development                                                --         --              --         --
    4.2 Agricultural                                                                     --         --              --         --
    4.3 Single family residential properties                                             --         --              --         --
    4.4 Multifamily residential properties                                               --         --              --         --
    4.5 Commercial loans                                                                 --         --              --         --
5.  Real estate investments:
    5.1 Property occupied by the company                                                 --         --              --         --
    5.2 Property held for production of income (includes $0 of property
           acquired in satisfaction of debt)                                             --         --              --         --
    5.3 Property held for sale ($0 including property acquired in
           satisfaction of debt)                                                         --         --              --         --
6.  Policy loans                                                                         --         --              --         --
7.  Receivables for securities                                                           --         --              --         --
8.  Cash and short-term investments                                               4,628,191      6.508       4,628,191      6.508
9.  Other invested assets                                                                --         --              --         --
                                                                                -----------    -------     -----------    -------
10. Total invested assets                                                       $71,119,451    100.000     $71,119,451    100.000
                                                                                ===========    =======     ===========    =======

        See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

Supplemental Investment Risks Interrogatories
December 31, 2002
--------------------------------------------------------------------------------

Answer the following interrogatories by stating the applicable U.S. dollar amounts and percentages of the reporting entity's total admitted assets held in that category of investments as shown on the Summary Investment Schedule. All reporting entities must answer interrogatories 1,2,3,4,11 and, if applicable 20 through 24. Answer each of interrogatories 5 through 19 (except 11) only if the reporting entity's aggregate holding in the gross investment category addressed in that interrogatory equals or exceeds 2.5% of the reporting entity's total admitted assets. For Life, Health and Fraternal blanks, responses are to exclude Separate Accounts.

1.   State the reporting entity's total admitted assets as reported
     on Page 2.                                                      $73,100,865

2. State by investment category the 10 largest exposures to a single issuer/borrower/investment, excluding U.S. government, U.S. government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, property occupied by the company and policy loans.

              1                      2              3
                                                Percentage
                                                 of Total
        Investment Category       Amount     Admitted Assets
       ----------------------   ----------   ---------------
2.01   Northwest Airlines       $3,092,030           4.2%
2.02   Nationsbank              $2,990,064           4.1%
2.03   Contimortgage            $2,901,640           4.0%
2.04   Continental Airlines     $2,601,204           3.6%
2.05   Norsk Hydro              $2,229,945           3.1%
2.06   Ford Motor               $2,036,282           2.8%
2.07   AT & T Wireless          $2,004,230           2.7%
2.08   May Department Stores    $1,994,694           2.7%
2.09   Pepsico                  $l,994,470           2.7%
2.10   Rockwell International   $1,973,556           2.7%

3. State the amounts and percentages of the reporting entity's total admitted assets held in bonds and preferred stocks by NAIC rating.

         Bonds          1          2    Preferred Stocks    3     4
       ---------   -----------   ----   ----------------   ---   ---
3.01      NAIC-1   $51,036,446   69.8%       P/RP-1        $--     %
3.02      NAIC-2   $14,319,633   19.6%       P/RP-2        $--     %
3.03      NAIC-3   $ 1,135,181    1.6%       P/RP-3        $--     %
3.04      NAIC-4   $        --     --%       P/RP-4        $--     %
3.05      NAIC-5   $        --     --%       P/RP-5        $--     %
3.06      NAIC-6   $        --     --%       P/RP-6        $--     %

4. State the amounts and percentages of the reporting entity's total admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 31 - Derivative Instruments), including (4.01) foreign-currency-denominated investments of $4,149,118 (4.02) supporting insurance liabilities denominated in that same foreign currency of $0 and excluding (4.03) Canadian investments and currency exposure of $1,919,173.

     Assets held in foreign investments less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatories
     5-10. (4.04)                                                 Yes [ ] No [X]

        See Report of Independent Registered Public Accounting Firm on
                        Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2002
--------------------------------------------------------------------------------

5.   Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                                   1         2
                                                              ----------   -----
5.01   Countries rated NAIC-1                                 $4,149,118    5.7%
5.02   Countries rated NAIC-2                                 $       --     --%
5.03   Countries rated NAIC-3 or below                        $       --     --%

6. Two largest foreign investment exposures to a single country, categorized by NAIC sovereign rating:

                                                                   1         2
                                                              ----------   -----
     Countries rated NAIC-1:

6.01   Country: Norway                                        $2,229,945    3.1%
6.02   Country: Canada                                        $1,919,173    2.6%

     Countries rated NAIC-2:

6.03   Country:                                               $--   --%
6.04   Country:                                               $--   --%

     Countries rated NAIC-3 or below:

6.05   Country:                                               $--   --%
6.06   Country:                                               $--   --%

                                                               1     2
                                                              ---   --%
7.   Aggregate unhedged foreign currency exposure $           $--   --%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                               1     2
                                                              ---   --
8.01   Countries rated NAIC-1                                 $--   --%
8.02   Countries rated NAIC-2                                 $--   --%
8.03   Countries rated NAIC-3 or below                        $--   --%

9. Two largest unhedged foreign currency exposures to a single country, categorized by NAIC sovereign rating: Countries rated NAIC-1:

                                                               1     2
                                                              ---   --%
9.01   Country:                                               $--   --%
9.02   Country:                                               $--   --%

     Countries rated NAIC-2:

9.03   Country:                                               $--   --%
9.04   Country:                                               $--   --%

     Countries rate NAIC-3 or below:

9.05   Country:                                               $--   --%
9.06   Country:                                               $--   --%

10.  List the 10 largest sovereign (i.e. non-governmental) foreign issues:

             1
        NAIC Rating       2          3
        -----------   ----------   ----
10.01        1        $1,919,173   2.6%
10.02        1        $1,286,721   1.8%
10.03        1        $  943,224   1.3%
10.04                 $       --    --%
10.05                 $       --    --%
10.06                 $       --    --%
10.07                 $       --    --%
10.08                 $       --    --%
10.09                 $       --    --%
10.10                 $       --    --%

       See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2002
--------------------------------------------------------------------------------

11. State the amounts and percentages of the reporting entity's total admitted assets held in Canadian investments and unhedged Canadian currency exposure, including Canadian-currency-denominated investments of (11.01) $1,919,173, supporting Canadian-denominated insurance liabilities of (11.02) $0.

    Assets held in Canadian investments less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 12.
    (11.03)                                                       Yes [ ] No [X]

12. Aggregate Canadian investment exposure.           1        2
                                                 ----------   ---
    12.1   Canadian investments                  $1,919,173   2.6%
    12.2   Unhedged Canadian currency exposure   $       --    --%

13. State the aggregate amounts and percentages of the reporting entity's total admitted assets held in investments with contractual sales restrictions (defined as investments having restrictions that prevent investments from
    being sold within 90 days).                                   Yes [X] No [ ]

    Assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory 13.

14. State the aggregate amounts and percentages of admitted assets held in the largest 10 equity interests (including investments in shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities, and excluding money market and bond mutual funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt or Class 1).

    Assets held in equity interests less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for interrogatory
    14.                                                           Yes [X] No [ ]

15. State the amounts and percentages of the entity's total admitted assets held in nonaffiliated, privately placed equities (included in other equity securities) and excluding securities eligible for sale under Securities Exchange Commission (SEC) Rule 144a or SEC Rule 144 without volume restrictions.

    Assets held in nonaffiliated, privately placed equities less than 2.5%
    of the reporting entity's total admitted assets, therefore detail not
    required for interrogatory 15.                                Yes [X] No [ ]

16. State the aggregate amounts and percentages of the entity's total admitted assets held in general partnership interests (included in other equity securities).

    Assets held in general partnership interests less than 2.5% of the reporting entity's total admitted assets, therefore detail not required
    for interrogatory 16.                                         Yes [X] No [ ]

17. With respect to mortgage loans reported in Schedule B, state the amounts and percentages of the reporting entity's total admitted assets held.

    Mortgage loans reported in Schedule B less than 2.5% of the reporting entity's total admitted assets, therefore detail not required for
    interrogatories 17 and 18.                                    Yes [X] No [ ]

18. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

19. State the amounts and percentages of the reporting entity's total admitted assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A, excluding property occupied by the company.

    Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A less than 2.5% of the reporting entity's total admitted assets, therefore detail not
    required for interrogatory 19.                                Yes [X] No [ ]

20. State the amounts and percentages of the reporting entity's total admitted assets subject to the following types of agreements:

                                             At Year-End       At End of Each Quarter
                                             ------------   ---------------------------
                                                            1st Qtr   2nd Qtr   3rd Qtr
                                                1     2        3         4         5
                                               ---   ---    -------   -------   -------
20.01   Securities lending (do not include
           assets held as collateral for
           such transactions)                  $--    --      $--       $--       $--
20.02   Repurchase agreements                  $--    --      $--       $--       $--
20.03   Reverse repurchase agreements          $--    --      $--       $--       $--
20.04   Dollar repurchase agreements           $--    --      $--       $--       $--
20.05   Dollar reverse repurchase
           agreements                          $--    --      $--       $--       $--

        See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

Zurich Life Insurance Company of New York

December 31, 2002
--------------------------------------------------------------------------------

21. State the amounts and percentages indicated below for warrants not attached to other financial instruments, option, caps and floors:

                              Owned     Written
                            --------   --------
                             1    2     3    4
                            ---  ---   ---  ---
21.01   Hedging             $--   --%  $--   --%
21.02   Income generation   $--   --%  $--   --%
21.03   Other               $--   --%  $--   --%

22. State the amounts and percentages indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps and forwards:

                            At Year-End       At End of Each Quarter
                            ------------   --------------------------
                                           1st Qtr   2nd Qtr   3rd Qtr
                               1     2        3         4         5
                              ---   ---    -------   -------   -------
22.01   Hedging               $--    --%     $--       $--       $--
22.02   Income generation     $--    --%     $--       $--       $--
22.03   Replications          $--    --%     $--       $--       $--
22.04   Other                 $--    --%     $--       $--       $--

23. State the amounts and percentages indicated below of potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts:

                            At Year-End       At End of Each Quarter
                            ------------   ---------------------------
                                           1st Qtr   2nd Qtr   3rd Qtr
                               1     2        3         4         5
                              ---   ---    -------   -------   -------
23.01   Hedging               $--    --%     $--       $--       $--
23.02   Income generation     $--    --%     $--       $--       $--
23.03   Replications          $--    --%     $--       $--       $--
23.04   Other                 $--    --%     $--       $--       $--

24. State the amounts and percentages of the 10 largest investments included in the Write-ins for Invested Assets category included on the Summary Investment Schedule.

         1     2     3
        ---   ---   ---
24.01   N/A   $--   --%
24.02   N/A   $--   --%
24.03   N/A   $--   --%
24.04   N/A   $--   --%
24.05   N/A   $--   --%
24.06   N/A   $--   --%
24.07   N/A   $--   --%
24.08   N/A   $--   --%
24.09   N/A   $--   --%
24.10   N/A   $--   --%

        See Report of Independent Registered Public Accounting Firm on
                       Supplemental Financial Information

                                    PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)  Financial Statements to be included in Part B of the Registration
     Statement:




(b)  Exhibits:

     1 A copy of resolution of the Board of Directors of Zurich Life Insurance Company of New York dated August 20, 2004.

     2.       Not Applicable

     3.1 Form of Distribution Agreement between Investors Brokerage Services, Inc. and ZLICONY.


     3.2 Form of Selling Group Agreement of Investors Brokerage Services, Inc. (Filed herewith)

     3.3      Form of General Agent's Agreement. (Filed herewith)


     4.1 Specimen Individual Flexible Premium Fixed and Variable Deferred Annuity Contract.

     4.2      Specimen Death Benefit Rider.

     4.3      Specimen Qualified Plan Contract Rider.

     4.4      Specimen Loan Endorsement.

     4.5 Specimen Endorsement- Required Minimum Distribution under a Qualified Plan Contract Application of Withdrawal charges and Market Value Adjustment.

     4.6 Specimen Endorsement- Disability Waiver on Application of Withdrawal Charges.

     4.7 Specimen Endorsement- Extended Care Waiver on Application of Withdrawal Charges.


     4.8      Unisex Rider. (Filed herewith)


     4.9      Form of SIMPLE IRA - Individual Retirement Annuity Supplemental
              Rider.

     4.10 Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity.

     4.11     Form of 457 Deferred Compensation Rider.

     4.12     Form of Individual Retirement Annuity Rider.

     4.13     Form of ERISA Rider.


     5.1      Form of Individual Application. (Filed herewith)


     6. Zurich Life Insurance Company of New York articles of incorporation and by-laws

     7.       Not applicable


     8.1(a) Form of Participation Agreement between ZLICONY and Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund Inc., Dreyfus Socially Responsible Growth Fund Inc. and Dreyfus Investment Portfolios. (Filed herewith.)

     8.1(b) Form of Participation Agreement between ZLICONY and One Group Investment Trust. (Filed herewith.)

     8.1(c) Form of Supplemental Payment Agreement [redacted] (Filed herewith.)

     8.1(d) Form of Administrative Services Agreement between ZLICONY and The Dreyfus Corporation [redacted] (Filed herewith).

     8.1(e) Form of Distribution, Advertising and Marketing Agreement between ZLICONY and The Dreyfus Corporation (redacted) (Filed herewith).

     9. Opinion and Consent of Counsel regarding legality (Filed herewith.)


     10       Consent of PricewaterhouseCoopers LLP, (Filed herewith.)

     11.      Not Applicable

     12.      Not Applicable


     13.      J.P. Morgan Chase & Co. Organizational Chart. (filed herewith)

Item 25. Directors and Officers of the Depositor, Chase Insurance Life Company of New York

          The directors and principal officers of CILCONY are listed below together with their current positions. The address of each officer and director is 2500 Westfield Drive, Elgin, Illinois 60123-7836.



               Name                                             Office with CILCONY
               ----                                             -------------------
James L. Harlin.................................   President, Chief Executive Officer and Director
Jamie L. Riesterer..............................   Vice President Chief Financial Officer and Director
                                                   (Principal Financial Officer)
Jeffrey B. Tilley...............................   Vice President, Treasurer and Controller
                                                   (Principal Accounting Officer)
Jeffrey S. Schlinsog............................   Chief Actuary and Director
Jim Smith.......................................   Vice President, Chief Investment Officer
Linda K. Wagner.................................   Executive Vice President
William Wilton..................................   Director
Joseph P. Picarello.............................   Director
Robert B. Adams.................................   Director
Doak Foster.....................................   Director
Ted Framcavilla.................................   Director
Stephen R. Herbert..............................   Director


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


          Chase Insurance Life Company of New York ("CILCONY") (formerly known as Zurich Life Insurance Company of New York ("ZLICONY")), the Depositor, is a wholly-owned subsidiary of Chase Insurance Life and Annuity Company (formerly known as Federal Kemper Life Assurance Company), an Illinois corporation, which in turn is an indirect, wholly-owned subsidiary of J.P. Morgan Chase & Co. An organizational chart for CILCONY can be found as Exhibit 13.


Item 27.  Number of Contract Owners

          Registrant has not commenced sales of the Contract; therefore, there are no Contract Owners.

Item 28.  Indemnification


                    To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Article XIII of the By-Laws of Chase Insurance Life Company of New York ("CILCONY") provides that any person made or threatened to be made a party to an action or proceeding, whether civil or criminal, by reason of the fact that he or she or his or her testator or testatrix or intestate then is or was a Director, officer, or employee of CILCONY, or then serves or has served any other corporation in any capacity at the request of CILCONY, shall be indemnified by CILCONY against expenses, judgments, fines, and amounts paid in settlement to the full extent that officers and Directors are permitted to be indemnified by the laws of the State of New York. The provisions of Article XIII shall not adversely affect any right to indemnification which any person may have apart from the provisions of Article XIII.

                    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of CILCONY pursuant to the foregoing provisions, or otherwise, CILCONY has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by CILCONY of expenses incurred or paid by a director, officer, employee or agent of CILCONY in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of CILCONY in connection with variable annuity contracts, CILCONY will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by CILCONY is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.


Item 29.(a) Principal Underwriter


          Investors Brokerage Services, Inc. ("IBS"), a wholly owned subsidiary of Banc One Insurance Holdings, Inc., acts as principal underwriter for the CILCONY Variable Annuity Separate Account. IBS is an affiliate of CILCONY, because both are indirect, wholly-owned subsidiaries of JPMorgan Chase & Co. IBS also acts as principal underwriter for Chase Insurance Life Company's (formerly known as Federal Kemper Life Assurance Company) Variable Annuity Separate Account and Kemper Investors Life Insurance Company's KILICO Variable Separate Account, KILICO Variable Annuity Separate Account and Kemper Investors Life Insurance Company Variable Annuity Account C.


Item 29.(b) Information Regarding Principal Underwriter, Investors Brokerage
            Services, Inc.

               The address of each officer is 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                                            Position and Offices
      Name                                    with Underwriter
      ----                                  --------------------
James L. Harlin.....................   Chairman and Director
Michael E. Scherrman................   President and Director
Jamie L. Riesterer..................   Chief Financial Officer
Thomas K. Walsh.....................   Asst. Vice President and Chief Compliance
                                       Officer
Kenneth N. Olson....................   Director
Jeffrey A. Worf.....................   Secretary
Frank J. Julian.....................   Assistant Secretary

Item 29.(c)

               Not applicable.

Item 30. Location of Accounts and Records


               Accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Chase Insurance Life Company of New York at its home office at 153 W. 51st Street, New York, New York 10019 and by Chase Insurance Life Company at 2500 Westfield Drive, Elgin, Illinois 60123-7836.


Item 31. Management Services

               Not applicable.

Item 32. Undertakings and Representation

               a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

               b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

               c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940


               Chase Insurance Life Company of New York ("CILCONY") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CILCONY.


Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs


               CILCONY, depositor and sponsor of Registrant, CILCONY Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Flexible Premium Fixed and Variable Deferred Annuity Contracts (the "Contracts") issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, CILCONY, the Separate Account and IBS represent that they will:


               1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with the Program;

               2. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of annuity contracts to 403(b) participants;

               3. Instruct salespeople who solicit participants to purchase annuity Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

               4. Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC
                    Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, CILCONY Variable Annuity Separate Account, has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Elgin and State of Illinois on the 8th day of February, 2005.



                          CILCONY VARIABLE ANNUITY SEPARATE ACCOUNT
                          (Registrant)


                          By: Chase Insurance Life Company of New York


                          BY:
                              --------------------------------------------------
                          James L. Harlin, President and Chief Executive Officer



                          CHASE INSURANCE LIFE COMPANY OF NEW YORK
                          (Depositor)



                          BY:
                              --------------------------------------------------
                          James L. Harlin, President and Chief Executive Officer


As required by the Securities Act of 1933, this to the Registration Statement has been signed below by the following directors and principal officers of Chase Insurance Life Company of New York in the capacities indicated on the 8th day of February, 2005.


           Signature                          Title
           ---------                          -----


                             President, Chief Executive Officer and Director
--------------------------   (Principal Executive Officer)
James L. Harlin


                             Vice President and Chief Financial Officer and
--------------------------   Director (Principal Financial Officer)
Jamie L. Riesterer


                             Vice President, Treasurer and Controller
--------------------------   (Principal Accounting Officer)
Jeffrey B. Tilley


                             Chief Actuary and Director
--------------------------
Jeffrey S. Schlinsog


                             Vice President, Chief Investment Officer
--------------------------
Jim Smith

                             Director
--------------------------
William Wilton

                             Director
--------------------------
Joseph D. Picarello

                             Director
--------------------------
Robert B. Adams

                             Director
--------------------------
Doak Foster

                             Director
--------------------------
Ted Francavilla

                             Director
--------------------------
Stephen R. Herbert

                                  EXHIBIT LIST

                                                                    Sequentially
Exhibit                                                               Numbered
 Number                      Description                                Pages
-------                      -----------                            ------------


  3.2     Form of Selling Group Agreement of Investors Brokerage Services, Inc.

  3.3     Form of General Agent's Agreement

  4.8     Specimen Unisex Rider

  5.1     Specimen Individual Application



8.1(a) Form of Participation Agreement between ZLICONY and Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund Inc., Dreyfus Socially Responsible Growth Fund Inc. and Dreyfus Investment Portfolios.

8.1(b) Form of Participation Agreement between ZLICONY and One Group Investment Trust.

8.1(c) Form of Supplement Payment Agreement between CILCONY and Bank One Investment Advisors Corporation [redacted].

8.1(d) Form of Administrative Services Agreement between ZLICONY and The Dreyfus Corporation [redacted].

8.1(e) Form of Distribution, Advertising and Marketing Agreement between ZLICONY and The Dreyfus Corporation [redacted].

9.0       Opinion and Consent of Counsel regarding legality.

10.0      Consent of PricewaterhouseCoopers LLP.

13.       JPMorgan Chase & Co. organizational chart